Exhibit 99.D

Description of

República Oriental del Uruguay

June 15, 2023

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2022.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATERS

Environmental Matters

On May 31, 2023, Uruguay published on the Ministry of Economy and Finance’s website an annual report (the “SSLB Annual Report”) summarizing the latest evolution of the two key performance indicators (each a “KPI”) included in the Sovereign Sustainability-Linked Bond (“SSLB”) issued in October 2022. The SSLB Annual Report provides detailed quantitative and qualitative information to allow investors and other stakeholders to track Uruguay’s progress towards its sustainability performance targets (each an “SPT”), monitor their level of ambition, and assess the Republic’s contribution to global climate efforts.

The KPI-1 (as defined below) relates to aggregate greenhouse gas (“GHG”) emissions intensity (expressed in carbon dioxide equivalent (“CO2eq”) per real GDP unit. By 2021, it achieved a 41% reduction in the intensity of aggregate gross GHG emissions per real GDP unit, with respect to 1990 levels. Compared to 2019, the latest data available, KPI-1 retreated 7 percentage points (from a 48% reduction). This is explained by a 10.7% increase in aggregate gross GHG emissions between 2019 and 2021 and a cumulated contraction of 1.3% in real GDP over the same period. Regarding carbon emissions, the key drivers were a significant increase during 2021 in (i) exported electricity to the region, given the droughts experienced in Argentina and Brazil, that were sourced with fossil fuels (leading to higher carbon dioxide emissions) and (ii) the use of synthetic nitrogen fertilizers tied to the strong expansion in the cultivated crop area of wheat, rapeseed, barley, corn, and rice in the country (resulting in higher levels of nitrous oxide emissions). With regards to real GDP, growth in 2021 bounced back to 5.3%, but did not fully recover from the pandemic-induced contraction in 2020 (6.3%). As a result, real GDP in 2021 remained 1.3% below its 2019 pre-pandemic level. All factors considered, the most recent KPI-1 value is currently 9% points short of SPT 1.1 (as defined below) set for 2025.

Further, KPI-2 (as defined below), which relates to preservation of Uruguay’s native forest area, reached a 100% maintenance of native forest area in 2021, with respect to 2012. Compared to 2016, the most recent cartography available, measured native forest area increased 11,832 ha. (approximately 1.4%). This was mostly explained by natural regeneration, increased coverage, and restoration plans. In particular, native forest cover in Uruguay has increased in areas with low agricultural pressure such as the highlands. Expanding the native forest area has helped protect water resources, reverse environmental degradation, and support biodiversity, while yielding benefits of greater carbon sequestration in the aboveground biomass as well as in forest soil carbon. All factors considered, the most recent KPI-2 value suggests that Uruguay is on track to reach the target outlined in SPT 2.1 (as defined below) by 2025. The time series and underlying data for both KPIs between 1990 and 2021, can be found in the “Open-Source Database” published in Uruguay’s SSLB website, which is not incorporated by reference herein.

In addition, the United Nations Development Program (“UNDP”) published its External Verification Report on each KPI reported through 2021. The External Verification Report concludes that the reported values for KPI-1 and KPI-2 follow the international standard established by the Intergovernmental Panel on Climate Change (“IPCC”) in 2006 (the “2006 IPCC Guidelines”) and the relevant provisions of the Methods and Guidance of the Global Forest Observations Initiative, respectively. Further, the External Verification Report also states that the data and information used by Uruguay comply with the quality principles in terms of transparency, accuracy, consistency, comparability, and completeness established by the IPCC.

Education

In 2023, Uruguay’s education system was reformed, introducing changes in the curricular framework based on competencies, as well as plans and programs of education institutions in order to (i) reduce student dropout rates and inequality, (ii) provide new skills and knowledge to students, and (iii) foster motivation. The reform aims to provide an education based on ten competencies to be developed by students throughout their entire academic education. Furthermore, new teaching and evaluation practices were implemented, such as project-based teaching and problem-solving, among others. It also aims to have extended-day educational centers and tutorials, professionalization of management teams with training and information systems for planning, and university-level teacher training.

THE ECONOMY

Role of the State in the Economy

Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development

On June 8, 2023, ANCAP announced a US$4 billion investment for the production of e-fuels, through a joint venture investment with HIF Global, based on the development of green hydrogen and captured biogenic carbon dioxide. The joint venture is expected to invest US$2 billion in carbon dioxide (CO2) capture, production of methanol and synthetic gasolines, and US$2 billion in renewal sources of power generation and related infrastructure. The project is expected to produce 180,000 metric tons of e-gasolines per year using 710,000 tons of carbon dioxide produced by ANCAP’s biofuel subsidiary and 100,000 tons of green hydrogen derived from electricity generation produced with wind and solar sources.

In May 2023, Uruguay selected a green hydrogen project (the “H24U”) as the country’s first venture to utilize green hydrogen as an energy source. The H24U is managed by a consortium composed of the companies Saceem and CIR, which will implement a cargo transportation system for a total investment of US$43.5 million. Additionally, the government will grant US$10 million to be distributed within ten years as from the commencement of operations to facilitate the development, production and use of green hydrogen.

On April 14, 2023, the Finnish company UPM announced the commencement of operations of its second plant in Uruguay, the Paso de los Toros pulp mill (“UPM Paso de los Toros”). UPM Paso de los Toros will have an annual production capacity of 2.1 million tons of eucalyptus pulp and will position the company as one of the largest pulp suppliers, placing Uruguay among the main global exporters of paper pulp. Further, the operation of UPM Paso de los Toros will reach 7,000 direct jobs.

The construction of UPM Paso de los Toros required total investments in the amount of US$3,470 million, which also included (i) a deep-water port terminal in Montevideo, (ii) the construction of the company’s third eucalyptus plantation in Sarandí del Yí, and (iii) investments in infrastructure and local facilities in other regions in Uruguay. See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments, Public-Private Partnerships for Infrastructure Development and CREMAF contracts.”

As of the date of this annual report, a Public-Private-Partnership investment in a central railway running from Paso de los Toros to the Montevideo port was ongoing. In June 2023, locomotives expected to provide services for the central railway between Centenario and Montevideo arrived to the country.

On May 31, 2023, as part of the Open Uruguay Round, ANCAP received an offer for the last available block in the continental shelf. This block has not yet been awarded by ANCAP. In order to proceed with the signing of the contracts and to start the committed investment related to the proposed exploration activities, ANCAP must submit its decision for the Executive Power’s approval. See “The Economy—Role of the State in the Economy.”

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

Evolution of Economic Activity in the First Months of 2023

In the four-month period ended April 30, 2023, exports of goods recorded a 9% decrease compared to the same period in 2022, mainly due to lower external demand for goods and the severe drought that affected the country. See “The Economy—2022: Continued Recovery and Growth—Impact of the Drought on the Economy.” Additionally, as of April 30, 2023, the manufacturing industry decreased 3.0% compared to the same period in 2022. Further, in the four-month period ended April 30, 2023, tax revenue collection decreased by 1.8% in real terms, compared to the same period in 2022.

Impact of the Drought on the Economy

On January 17, 2023, the Ministry of Livestock, Agriculture and Fishing announced the extension of the state of agricultural emergency until the end of April 23, 2023, covering the livestock, dairy, horticulture, agriculture, poultry, beekeeping and forestry sectors. See “The Economy—2022: Continued Recovery and Growth—Impact of the Drought on the Economy.”

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 57.5% in April 2023 compared to 56.9% in April 2022 and the unemployment rate stood at 8.8% in April 2023, compared to 7.7% in April 2022.

As of April 30, 2023, formal sector workers (i.e., jobs contributing to the social security system) amounted to 1,505,214, a 0.8% increase compared to the same period in 2022. The average number of formal sector workers during the four-month period ended April 30, 2023, amounted to 1,504,152, a 1.3% increase compared to the same period in 2022.

Wages

For the 12-month period ended April 30, 2023, average real wages increased by 2.7% compared to a 1.9% decrease for the 12-month period ended April 30, 2022.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended April 30, 2023 totaled US$10,895 million, compared to US$10,415 million for the 12-month period ended April 30, 2022. Merchandise imports totaled US$12,196 million for the 12-month period ended April 30, 2023, compared to US$10,512 million for the 12-month period ended April 30, 2022.

Merchandise trade for the 12-month period ended April 30, 2023, recorded a deficit of US$1.3 billion, compared to a deficit of US$96 million for the 12-month period ended April 30, 2022.

BALANCE OF PAYMENTS

International Reserves

As of May 31, 2023, Banco Central’s gross international reserve assets totaled US$15.2 billion (of which gold represented US$6.0 million). This amount includes US$6.8 billion of reserves and voluntary deposits of the financial sector, including US$3.5 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On April 19, 2023, Banco Central decreased the Monetary Policy Rate by 25 bps to 11.25%. This was the first time the COPOM decided to decrease the Monetary Policy Rate since it started using the short-term policy rate as monetary instrument in September 2020. After reducing its Monetary Policy Rate in April, the COPOM maintained the reference rate at 11.25% in its meeting held in May 2023.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended May 31, 2023	7.10%

Source: National Institute of Statistics.

WPI
For the twelve months ended May 31, 2023	(9.04)%

Source: National Institute of Statistics.

The main drivers of the monthly variation of the CPI came from increases in food and non-alcoholic beverages, housing, healthcare services and education.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 1.5% and 0.1% in April 2023 and April 2022, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 8.3% and 5.7% in April 2023 and April 2022, respectively.

The following table shows the value in pesos of the UI as of May 31, 2023.

UI
Value in pesos as of May 31, 2023	Ps.	5.8164

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of May 31, 2023.

UP
Value in pesos as of May 31, 2023	Ps.	1.48669

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended May 31, 2023	42.116	38.341	39.792	38.779

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL POLICY

Social Security

Social Security Reform

On April 27, 2023, Congress enacted a reform of the social security system, implementing significant changes in the pay-as-you-go parameters. Among the key goals, it aims to stabilize pension payments as a share of GDP over the medium-term. The reform follows recommendations of the Commission of Experts in Social Security, a group of experts of all political parties and social associations created in 2020 for this purpose.

Pursuant to the reform, the retirement age was gradually increased from 60 to 65 years through the implementation of a transition period starting in 2034, with the generation born in 1973 reaching the retirement age at 61 and the following generations retiring a year later until the generation of individuals born in 1977. No retiree born before 1973 will be affected by this reform. The reform maintains the minimum amount of contribution years required to retire at 30 years, while allowing for the discount of additional contribution years from the minimum retirement age.

Further, according to the reform, the calculation for pensions amounts will consider the last 20 years of the pensioners’ work-life. In the previous system, this value resulted from (i) the monthly average of the last 10 years or (ii) the average of the 20 best years of working life was considered. In addition, pursuant to the reform, retirees are allowed to continue working and participating in paid activities, and a variety of mechanisms are introduced to encourage voluntary savings.

The reform also aims to consolidate all retirement regimes into a single social security system as of 2033, to reduce fragmentation, resulting in the gradual replacement of the old pension rules by the new ones. The new social security system is expected to be fully effective by 2043.

PUBLIC SECTOR FINANCES

In the 12-month period ended April 30, 2023, Uruguay’s overall public sector deficit represented approximately 3.5% of GDP, compared to an overall public sector deficit of 3.2% of GDP in the 12-month period ended April 30, 2022. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the 12-month period ended April 30, 2023, and 0.4% of GDP in the 12-month period ended April 30, 2022), Uruguay’s overall public sector deficit stood at 3.6% of GDP (based on preliminary data), compared to 3.6% of GDP in the 12-month period ended April 30, 2022. See “Fiscal Policy—Social Security.”

In the 12-month period ended April 30, 2023, Uruguay’s central government-BPS deficit represented approximately 3.6% of GDP (based on preliminary data), compared to a deficit of 3.0% of GDP in the 12-month period ended April 30, 2022. Excluding inflows to the public social security trust fund, Uruguay’s central government-BPS deficit stood at 3.7% of GDP in the 12-month period ended April 30, 2023 (based on preliminary data), compared to a deficit of 3.4% of GDP in the 12-month period ended April 30, 2022.

In March 2023, a reduction in tax rates was approved. The tax relief measures were designed to increase real disposable income and improve the financial situation of micro and small businesses, promoting formality. The following taxes were reduced:

•

Individual Income Tax (IRPF): Alleviates the tax burden for lower-income taxpaying workers and those with dependent children by increasing deductions rates, the deductible amount for minor dependent children or disabled children, and the tax credit for house leasing.

•	Corporate Income Tax (IRAE) and others: Support for micro and small businesses was increased. In particular, a progressive scheme for determining gross income was established.

•	Social Security Assistance Tax (IASS): Tax relief for retirees and pensioners who pay taxes, especially for lower income groups.

The tax reduction is compatible both with the fiscal rule and with an increase in structural primary spending in priority areas already approved. The resignation of income from the proposed tax reduction is estimated at US$150 million, which is already incorporated into fiscal projections.

PUBLIC SECTOR DEBT

Central Government Debt and Flow of Funds

The following table sets forth information regarding gross debt, financial assets and net debt of the Central Government, outstanding as of March 31, 2023.

Central Government Debt

(in millions of US$, except as otherwise indicated)

	As of March 31, 2023(1)
Gross Debt	US$	42,960
Of which
(% in foreign currency)		45.0%
(% in local currency)		55.0%
Of which
Nominal Fixed Rate		6.7%
CPI-linked		32.1%
Wage-linked		16.2%
Financial Assets		2,411
Net Debt	US$	40,549

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Debt statistics includes loans contracted, and debt securities issued, by the central government in domestic and foreign currency, in both local and international markets, and held or disbursed by private, multilateral, and/or other domestic or foreign public sector entities. Debt information includes central government securities held by the public Social Security Trust Fund and the SIGA trust funds (underpinning loan guarantees to small and medium-sized firms), and exclude central government securities privately placed to capitalize Banco Central in previous years.

The government’s financial assets include liquid assets, in both local and foreign currency, held by the National Treasury at the Central Bank and the state-owned BROU (as defined below), including the credit balances of governmental agencies considered in the National Budget. It also includes other financial claims of the Central Government on public sector entities (as a result of loan disbursements contracted by the Republic on behalf of these entities), as well as assets under management in the SIGA trust funds. These other financial claims exclude assets under management of the Social Security Trust Fund (tied to the Cincuentones Law) and trust funds of restructured mortgage loans administered by the National Housing Agency.

As of March 31, 2023, the central government’s debt service obligations (principal payments and interest expenses) for the following 12 months stood at approximately US$4.0 billion.

The following table reflects the central government’s uses and sources of funds budgeted for 2023.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	Budgeted for 2023(1)
Financing Needs	US$	4,263
Primary Deficit(2)		210
Interest Payments(3)		1,771
Amortizations of Bonds and Loans(4)		2,256
Accumulation of Financial Assets		26
Funding Sources		4,263
Loan Disbursements from Multilaterals and Financials Institutions		396
Total Issuance of Market Debt(5)		3,825
Others (net)(6)		42

(1)	Preliminary data. The sum of the components may differ from the totals due to rounding.
(2)	Excludes extraordinary transfers to the Social Security Trust Fund.
(3)	Includes interest payments to the Social Security Trust Fund on its holdings of central government debt, but does not net out market price valuation gains on above-par bond issuances.
(4)	Includes the obligations coming due on a contractual basis and bonds repurchased and early redeemed through April 30, 2023.
(5)	Includes bonds issued domestically and in international markets.
(6)	Includes exchange rate and market price valuation effects.

Source: Ministry of Economy and Finance.

Between January 1 and May 31, 2023, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI and in nominal pesos) for a total principal nominal amount equivalent to US$1.4 billion, including US$900 million from an issuance and exchange offer in February 2023, jointly carried out by the central government and the Banco Central.

Between January 1 and June 13, 2023, the central government disbursed loans in foreign currency from multilateral banks in the amount of U.S.$188 million.

As of June 15, 2023, credit lines available to Uruguay’s central government from CAF, the Inter-American Development Bank and the Latin American Reserve Fund, grant Uruguay access to contingency financing of approximately US$750 million, US$255 million and US$564 million, respectively.

Public Sector External Debt

The following table sets forth information regarding total public sector external debt, net of international reserve assets of the Central Bank, outstanding as of March 31, 2023.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of March 31, 2022(1)
Total gross public sector external debt	US$	21,977
Less external assets:
Non-financial public sector		214
Banco Central(2)		17,866
Of which:
Banco Central international reserve assets(3)		16,645
Other assets		1,221
Total public sector external debt, net of assets	US$	3,898

(1)	Preliminary data.
(2)	Totals may differ due to rounding.
(3)	Gold valued at London market priced as of March 31, 2022.

Source: Banco Central.

INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay” or the “Republic”) and references to the “central government” are to the central government of Uruguay (which includes government agencies, such as the Banco de Previsión Social and other subdivisions and excludes financial and nonfinancial public sector institutions). All references in this document to (i) the Uruguayan “public sector” includes the central government, Banco Central, public enterprises, local governments and other public sector entities, and (ii) the “overall public sector” are to the central government and financial and nonfinancial public sector enterprises, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario, local governments and other public sector entities.

The terms set forth below have the following meanings in this document:

•

Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2016 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in December 2020) to eliminate distortions introduced by changes in relative prices and the base year.

•

Imports are calculated based upon (1) for purposes of foreign trade in the “Recent Developments—Foreign Merchandise Trade” section, statistics reported to Uruguayan customs upon entry of goods into Uruguay (excluding imports from free trade zones) on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of “Balance of Payments” and the “Foreign Merchandise Trade” sections, statistics collected on a free on board basis (including imports from free trade zones) at a given departure location (referred to as FOB basis).

•

Exports are calculated based upon (1) for purposes of foreign trade in the “Recent Developments—Foreign Merchandise Trade” section, statistics reported to Uruguayan customs upon departure of goods from Uruguay (excluding exports from free trade zones) on a free on board, or FOB, basis and (2) for purposes of “Balance of Payments” and in the “Foreign Merchandise Trade” sections, statistics collected on a FOB basis (including exports from free trade zones).

•

The rate of inflation is measured by the December-to-December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all.

References herein to “UIs” are to Unidades Indexadas. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadística or “INE”) as provided and published monthly in advance for each day from the 6th day of each month to the 5th day of the following month by INE and Banco Central del Uruguay. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation.

References herein to “UPs” are to Unidades Previsionales. UPs are wage-indexed monetary units. The UP is calculated by the INE as provided and published monthly in advance for each day of the month. The UP changes on a daily basis to reflect changes in the nominal wages index (Indice Medio de Salarios Nominales), which is measured by the INE. The UP for each day is set in advance based on changes in previous months’ nominal wage changes.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends on December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central, the Ministry of Economy and Finance, and the Uruguay National Institute of Statistics, and audited by the Tribunal de Cuentas (audit court). Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain information and data contained herein for 2018, 2019, 2020, 2021 and 2022 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016, which implied a GDP increase in nominal terms compared to prior measurements. This re-basing has resulted in increases of the GDP in nominal terms of 7.9% in 2017, 8.3% in 2018 and 9.7% in 2019, in each case, when compared to prior measurements. These differences are mainly related to the greater coverage in certain economic activities that incorporated new sources of information. As a result, the relative weight of the composition of GDP by sectors has changed, with an increase in the weight of primary activities. Regarding the composition of GDP by expenditure, the re-basing increased the weight of exports and imports of goods and services compared to final consumption spending, mainly due to the greater coverage in certain activities that incorporated new sources of information, such as IT services and other services.

Given that the re-based GDP series by Banco Central begins as of 2016, the Ministry of Economy and Finance conducted a backcasting of GDP series back to 1987 using the rate of change as a statistical backcasting technique. That technique, which is part of the so-called “indicator method”, consists of applying the rates of change of the GDP calculated with the old base to the level of the GDP calculated with the new base. The source for the backcasting technique is the National Accounts Statistics prepared and published by the Central Bank of Uruguay (CBU).

SUMMARY

(in millions of US$, except as otherwise indicated)

2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	65,175	US$	61,999	US$	53,665	US$	61,412	US$	71,177
Real GDP (in millions of constant 2016 pesos)(2)	Ps.	1,766,696	Ps.	1,779,848	Ps.	1,668,376	Ps.	1,756,409	Ps.	1,842,857
% change from prior year	0.2%	0.7%	(6.3)%	5.3%	4.9%
Consumer price index or CPI (annual rate of change)	8.0%	8.8%	9.4%	8.0%	8.3%
Wholesale price index or WPI (annual rate of change)	10.0%	20.1%	3.6%	20.7%	(1.9)%
Unemployment rate (annual average)(3)	8.3%	8.9%	10.4%	9.3%	7.9%
Balance of payments(4)
Trade balance (merchandise)	2,384.5	3,112.7	2,153.3	4,489.1	3,541.0
Current account	(305.9)	748.3	(442.8)	(1,540.6)	(2,268.1)
Capital account	45.7	(373.3)	53.9	(30.0)	0.6
Financial account	(312.2)	149.0	505.9	(730.6)	(2,174.4)
Errors and omissions(5)	(51.9)	(226.0)	894.8	840.0	93.2
Change in Banco Central international reserve assets (period end)(6)	(408.1)	(1,110.6)	1,629.8	843.4	(1,578.2)
Banco Central international reserve assets (period end)(7)	15,557	(8)	14,505	(9)	16,217	(10)	16,953	(11)	15,144	(12)

PUBLIC FINANCE
Non-Monetary Public Sector Revenues	18,646	17,289	15,004	16,600	19,303
Non-Monetary Public Sector Primary Expenditures	18,248	17,627	16,176	17,122	19,775
Public Sector Primary Balance	289	(339)	(1,130)	(411)	(403)
Public Sector Overall Balance (surplus/(deficit))	(1,756)	(1,981)	(2,762)	(2,158)	(2,267)

PUBLIC DEBT
Total public sector debt
Debt with non-residents(13)	17,896	18,950	20,759	21,856	22,354
Debt with residents	20,565	18,309	19,164	20,540	25,342
Total	38,461	37,259	39,923	42,396	47,696
As a % of GDP	59.0%	60.1%	74.4%	69.0%	67.0%
Total public sector external debt service
Amortizations	1,226	2,298	2,309	1,478	3,337
Interest payments	971	945	924	950	945
Total	2,197	3,243	3,233	2,428	4,282
As a % of exports of goods and services	12.7%	18.8%	23.5%	12.5%	18.9%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as a percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	Only records variations due to transactions (and not variations due to reevaluations or other variations such as accounting write-offs and cancellations, among others).
(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2018, 2019, 2020, 2021 and 2022.
(8)	This amount includes US$5,581 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,576 million of public sector financial institutions.
(9)	This amount includes US$6,012 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,691 million of public sector financial institutions.
(10)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,920 million of public sector financial institutions.
(11)	This amount includes US$7,126 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$3,254 million of public sector financial institutions.
(12)	This amount includes US$6,726 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,469 million of public sector financial institutions, with Banco Central.
(13)	Excludes interest on non-resident banking deposits.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2011 national census, Uruguay’s population of approximately 3.5 million is primarily of European origin and has a literacy rate above 98%. Approximately 95% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.2% per year for the period from 1985 to 2011, and is the lowest in South America. Uruguay is considered a high-income country by the World Bank. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2021, unless otherwise indicated.

	Uruguay		Brazil		Chile		Mexico		United States
GNI per capita (1)	US$	16,080	US$	7,740	US$	14,780	US$	9,590	US$	70,930
PPP GNI per capita(2)	US$	22,950	US$	15,600	US$	26,720	US$	19,070	US$	70,480
Life expectancy at birth(3)		75		73		79		70		76
Adult literacy rate(4)(5)		98.8%		94.3%		97.0%		95.2%		N.A.
Infant mortality per 1000 live births(6)		5		13		6		11		5

(1)	World Bank Atlas method, 2021 data.
(2)	Current US$, adjusted for purchasing power parity.
(3)	In years. 2021 data.
(4)	Percentage of people ages 15 and older.
(5)

Uruguay’s data corresponds to 2019, Mexico’s to 2020, and Brazil’s and Chile’s to 2021. The Economic Commission for Latin America and the Caribbean (“ECLAC”) does not prepare statistics on the United States’ adult literacy rate.

(6)	World Bank Atlas method, 2021 data.

N.A. = Not Available.

Source: The World Bank - World Development Indicators database and ECLAC.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over several public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and congressional elections, remaining in power until March 2020. In addition to these three main political parties, other smaller political parties occupy Uruguay’s political field, such as (i) the Partido Independiente, which split from the Frente Amplio before the 1989 elections, (ii) the Unidad Popular, party formed in 2013 by several smaller political groups, (iii) the Partido Ecologista Radical Intransigente, a political party founded in 2013 and based on the principles of green politics, such as environmentalism, (iv) the Partido de la Gente, party founded in 2016 and (v) the Cabildo Abierto, a party founded in 2019.

Presidential elections were held on October 27, 2019. Mr. Daniel Martínez Villamil, from Frente Amplio, received 39.02% of the votes cast; Mr. Luis Lacalle Pou, from Partido Nacional, received 28.62% of the votes cast; Mr. Ernesto Talvi, from Partido Colorado, received 12.34% of the votes cast; Mr. Guido Manini Ríos, from Cabildo Abierto, received 11.04% of the votes cast; Mr. César Vega from Partido Ecologista Radical Intransigente received 1.38% of the votes cast; Mr. Edgardo Novick, from Partido de la Gente, received 1.08% of the votes cast and Mr. Pablo Mieres, from Partido Independiente, received 0.97% of the votes cast. Based on these results, Mr. Martínez Villamil and Mr. Lacalle Pou participated in the runoff election on November 24, 2019, and Mr. Lacalle Pou from Partido Nacional won the national presidential election with 50.79% of the votes cast. Mr. Lacalle Pou took office on March 1, 2020, succeeding Mr. Tabaré Vázquez Rosas. Mr. Lacalle Pou leads an informal political coalition known as Coalición Multicolor, comprised of the Partido Nacional, Partido Colorado, Cabildo Abierto, Partido Independiente and Partido de la Gente.

Congressional elections were also held on October 27, 2019, in which the Coalición Multicolor obtained the majority of seats in both houses of Congress. The congressional representation of each of the seven parties elected for the 2020-2025 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Coalición Multicolor	17	54.8%	55	55.5%
Partido Nacional	10	32.2	30	30.3
Partido Colorado	4	12.9	13	13.1
Cabildo Abierto	3	9.7	11	11.1
Partido Independiente	—	—	1	1.0
Frente Amplio	13	41.9%	42	42.4%
Partido Ecologista Radical Intransigente	—	—	1	1.0

Total(1)	31	100%	99	100%

(1)	The Vice President, currently Mrs. Beatriz Argimón Cedeira of the Partido Nacional, occupies the thirty-first seat in the Senate.

The Lacalle Pou administration has the following goals of economic policy:

•

reaching an inclusive and sustainable level of economic growth, supported by a steady development of Uruguay’s productive capacity, productivity and competitiveness, aimed at increasing potential GDP growth rates;

•

implementing a fiscal policy that (i) preserves debt sustainability, with investment grade status and, thus, investment and employment, and (ii) promotes fiscal discipline through a new fiscal rule that aims at reducing inefficient government spending and reducing procyclicality of primary spending;

•	promoting a social security reform;

•	improving internal public security;

•

improving foreign trade and services integration to the rest of the world, so as to optimize comparative advantages between countries and, thus, promote growth and employment. This strategy includes seeking partnerships with other trading partners; and

•	improving the governance of public companies.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 172 countries and is a member of 105 international organizations, including:

•	the United Nations (UN) (founding member), including many of its specialized agencies;

•	the Organization of American States (OAS);

•	the World Trade Organization (WTO);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development or the World Bank (IBRD);

•	the International Finance Corporation (IFC);

•	the Multilateral Investment Guaranty Agency (MIGA);

•	the International Centre for Settlement of Investment Disputes (ICSID);

•	the Latin American Reserve Fund (FLAR);

•	the Inter-American Development Bank (IDB);

•	the Inter-American Investment Corporation (IIC);

•	the Financial Fund for the Development of the Countries of the River Plate Basin (FONPLATA);

•	the Corporación Andina de Fomento (CAF); and

•	the Asian Infrastructure Investment Bank (AIIB).

•

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country of the Latin American Free Trade Association (ALALC), created in 1960, and later of its successor, the Latin American Integration Association (ALADI), a regional external trade association created in 1980, that includes ten South American countries in addition to Mexico, Cuba and Panamá.

•	In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Asunción Treaty. Under the Asunción Treaty, these four countries originally pledged:

(1) to create a full common market in goods, services and factors of production –commonly known as “Mercosur”– by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2) to establish common external tariffs for trade with non-members.

The implementation of a common external tariff and a common nomenclature, intended to transform the region into a customs union, began on January 1, 1995. The convergence regime to the common external tariff regime ended on January 1, 2001. However, it was also agreed that each member country would be entitled to make different exceptions to the common external tariff for a transitional period. This transition period has been extended, on successive occasions, the last extension being in December 2021, when some of such transitional periods were extended until 2028 and others until 2030. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone

1996	1997	Bolivia	Free trade zone

2004	2005	Colombia, Ecuador and Venezuela	Free trade zone

2005	2006	Peru	Free trade zone

2006	2008	Cuba	Preferential tariff Agreement

2007	2009	Israel	Free trade zone

2004	2009	India	Preferential tariff Agreement

2008	2016	Southern African Customs Union (“SACU”)	Preferential tariff Agreement

2010	2017	Egypt	Free trade zone

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade. Negotiations were suspended from 2004 to 2010. In May 2016, Mercosur and the EU exchanged proposals with respect to open issues and continued negotiations. On June 28, 2019, Mercosur and the European Union concluded longstanding negotiations reaching a landmark understanding. It is expected that the agreement will, over time, eliminate duties on 92% of Mercosur goods exported to the European Union (including exports of meat, grains and leather) and 91% of goods that the European Union companies export to Mercosur (including certain exports of cars, car parts, machinery, chemicals, clothing, pharmaceuticals, leather shoes, textiles, and certain food and drinks). As of the date of this annual report, the trading blocs are negotiating the agreement, focusing their discussions on the pillars of sustainable development (i.e., economic, social and environmental pillars) to strengthen the relationship between both regions.

Mercosur also initiated negotiations for the establishment of a free trade zone with the European Free Trade Association (“EFTA”). In January 2017, representatives of Mercosur and EFTA announced the commencement of negotiations in the World Economic Forum’s Annual Meeting in Davos. In February 2017, Mercosur and EFTA approved the agenda and structure of the negotiations and have held ten negotiation rounds since then. As of the date of this annual report, the parties are negotiating a few remaining points prior to signing the agreement.

In 2018, Mercosur also began negotiations for comprehensive free trade agreements with Canada (March) and Korea (September). In 2019, Mercosur began negotiations for a free trade agreement with Lebanon.

On July 20, 2022, Mercosur concluded negotiations for a commercial agreement with Singapore, which is pending signature and entry into force as of the date of this annual report.

Mercosur and the United States, which had suspended negotiations in 2004, sought to resume negotiations relating to the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations revealed important differences between the parties, and there can be no assurance that an agreement will be reached as originally contemplated.

In furtherance of recent negotiations with third parties, the Mercosur members entered into agreements among themselves concerning the following areas: trade facilitation (2019), geographical indications (2019) and electronic commerce (2021).

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the member states that to date have not resulted in the convergence of the national economies, a stated objective pursued. Recurrent economic and financial volatility in Argentina, and its long-lasting effects, have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Asunción Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states.

Uruguay continues to support the long-term objectives contemplated in the Asunción Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium-term with a broader global reach.

In the meeting of Mercosur member state ministers of foreign affairs and economy, held on July 7, 2021, Uruguay’s representatives stated the convenience of modernizing certain aspects of the trading block, through an agenda of negotiations with non-member countries that was substantive, agile, dynamic, flexible and long lasting.

On December 1, 2022, Uruguay submitted a formal request to enter to the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). The CPTPP is a free trade agreement (FTA) between Australia, Brunei Darussalam, Canada, Chile, Japan, Malaysia, Mexico, Peru, New Zealand, Singapore and Vietnam. The Asia-Pacific is now the world’s leading region of economic growth and the CPTPP also has disciplines aligned with the best international practices in terms of transparency and open markets.

Uruguay has entered into bilateral treaties related to trade and investment, including the following:

Year Signed	Year Effective	Country/Economic Region	Descriptions of Agreement
2003	2004	United Mexican States	Free Trade Agreement

2004	2007	Iran	Bilateral Trade Framework Agreement

2005	2006	United States of America	Bilateral Investment Promotion Treaty

2007	2007	United States of America	Trade and Investment Framework Agreement

2008	2011	United States of America	Cooperation Agreement in Science and Technology

2008	-	India	Bilateral Investment Treaty

2008	2009	Venezuela	Economic Cooperation Agreement

2009	2011	South Korea	Bilateral Investment Treaty

2009	2012	Chile	Public Procurement Agreement

2009	2012	Vietnam	Bilateral Investment Treaty

2009	2012	Czech Republic	Bilateral Investment Treaty

2010	2012	Chile	Bilateral Investment Treaty

2015	2017	Japan	Bilateral Investment Treaty

2016	2018	Chile	Free Trade Agreement

2018	2021	United Arab Emirates	Bilateral Investment Treaty

2019	2022	Australia	Bilateral Investment Treaty

2022	-	Turkey	Bilateral Investment Promotion Treaty

Since 2017, Uruguay has entered into bilateral agreements with China under the Belt and Road Initiative (the “BRI”), a global development strategy adopted by the Chinese involving infrastructure development and investments in nearly 70 countries and international organizations in Asia, Europe, and Africa. During 2019, representatives from Uruguay and the Chinese National Development and Reform Commission held meetings to discuss projects under the BRI. In September 2021, work began on a joint feasibility study on a China-Uruguay Free Trade Agreement (“FTA”), which ended on July 13, 2022, with favorable results, in the opinion of the government, in order to progress with the negotiation of said FTA.

On April 23, 2022, Uruguay and Turkey signed an agreement for the promotion and reciprocal protection of investments, which as of the date of this annual report is pending to be approved by the Uruguayan Congress. Other bilateral promotion and reciprocal protection investment treaties are currently being negotiated with Qatar, Colombia and Saudi Arabia.

On June 9, 2022, the Ministers of Foreign Affairs of Uruguay and Brazil signed a protocol for the reduction of the common external tariff on certain products produced in free trade zones and special customs areas.

On July 13, 2022, the government announced the commencement of negotiations to reach a free trade agreement with China, following a positive feasibility analysis.

On July 20, 2022, Mercosur concluded negotiations for a commercial agreement with Singapore, which is pending signature and entry into force as of the date of this annual report.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Uruguay pursues sustainable development, by aiming to achieve economic growth while mitigating greenhouse emissions and making the economy climate-resilient. Uruguay has historically been focused on the transition to clean energy and natural capital conservation. The country has strong Environmental, Social and Governance (“ESG”) credentials among emerging market countries, mainly due to Uruguay’s environmental initiatives, the reduction of carbon intensity of both energy generation and livestock management over the last three decades, strong indicators regarding poverty eradication, gender equality, social protection, and institutional stability as well as protection of biodiversity and natural ecosystems.

Environmental Matters

Greenhouse Gas Emissions

Since the 1990s, Uruguay has implemented national policies to reduce the intensity of greenhouse gas (“GHG”) emissions in its economy by decoupling economic growth from carbon emissions. Uruguay is currently one of the leading countries in terms of sustainable electricity production according to the World Economic Forum. In other key economic sectors, like beef production, public policies coupled with strong public and private investments and technological changes have reduced the intensity of GHG emissions as a percentage of GDP.

To contribute to the implementation of a sustainable development model that is resilient and low-carbon, Uruguay deployed a very ambitious set of early actions and transformed its energy matrix by increasing and diversifying its renewable sources of electricity generation. Between 2018 and 2022, on average, 91% of total electricity generation was derived from renewable sources (approximately 17% biomass, 39% hydroelectric, 32% wind energy and 3% solar energy) and the remaining 9% from fossil sources.

The government has contributed to the reduction of the nation’s GHG emissions by granting tax benefits to low-carbon productive investments, such as in forestry and in renewable energy projects under an investment promotion regime. Likewise, in the beef cattle, dairy and rice production sectors, public policies accompanied by strong investments and technological changes have allowed an increase in productivity and a reduction in the intensity of GHG emissions per product unit, in furtherance of Uruguay’s international commitments under the Paris Agreement.

Forestry and Land Use

The protection of natural ecosystems (in particular the prevention of deforestation) has been a key part of the Republic’s environmental strategy. Uruguay is a country with almost no net deforestation of its native forest. Living biomass carbon stocks in Uruguay’s forests have also been maintained over the years, preventing CO2 emissions from deforestation processes. In addition, preserving native forests has contributed to the protection of water resources, and to reverse environmental degradation. These achievements are mainly a result of regulations that ban native forest logging, as well as tax exemption incentives provided to registered areas with native forests. Uruguay has a long history in legislation and regulation that provides forests the necessary norms to achieve the conservation.

Sovereign Sustainable finance

In September 2022, the Republic published its Sovereign Sustainability-Linked Bond Framework (such bond, the “SSLB” and such framework, the “SSLB Framework”). The SSLB Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by an independent ratings and analytics firm. Such firm has indicated in a report delivered to Uruguay that the SSLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020. Subsequently, in October 2022, Uruguay issued a US$1.5 billion 5.750% Sustainability-linked Bond maturing in 2034. Through a step-up/step-down interest rate structure, the SLB directly links its financial characteristics to the achievement of, or failure to achieve, climate and nature conservation performance targets, aligned with Uruguay’s Paris Agreement commitments. In particular, a failure to meet Uruguay’s NDC targets by 2025 will trigger a nominal step-up of 15 basis points per SPT to the SLB coupon and an over-performance of the country’s NDC targets by 2025 will trigger a nominal step-down of 15 basis points of the SLB coupon per SPT. Through the utilization of this symmetric pricing structure, Uruguay aligns its national financial strategy with its sustainability efforts.

Uruguay’s SSLB Framework describes Uruguay’s sustainability strategy and policy priorities and sets out goals with respect to two KPIs: (i) one KPI relates to aggregate GHG emissions intensity (expressed in CO2eq per real GDP unit) (“KPI-1”), and (ii) the other KPI relates to preservation of Uruguay’s native forest area (“KPI-2”). Each key performance indicator has a related SPT, which includes events that must be achieved by certain date or dates. The SPT for KPI-1 comprises two goals: (i) achieving a reduction of at least 50% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by 2025 (the “Observation Year”) compared to 1990 (“SPT-1.1”), and (ii) achieving a reduction of more than 52% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by the Observation Year compared to 1990 (“SPT-1.2”). The sustainability performance target for KPI-2 also comprises two events: (i) maintaining at least 100% of the native forest area (the “Native Forest Area”) covering Uruguay’s territory by the Observation Year compared to 2012 (“SPT-2.1”), and (ii) achieving an increase of more than 3% in the Native Forest Area by the Observation Year compared to 2012 (“SPT-2.2”).

The SPTs are aligned with Uruguay’s first nationally determined contribution (“NDC”) under the Paris Agreement. Further, the methodologies used to calculate the performance of KPI-1 will be consistent with the methodologies employed by Uruguay to report NDC progress data to the United Nations. KPI-1 aggregates the three main GHG (CO2, CH4 and N2O) and the main sectors contributing emissions for each GHG, as defined in Uruguay’s 2017 NDC. The data to measure the evolution of the aggregate gross GHG emissions will be generated by a working group that is also in charge of estimating, monitoring and reporting the National Green House Gases Inventory (the “NGHGI”), within the framework of Uruguay’s National Response System to Climate Change and Variability (the “SNRCC” and such working group, the “NGHGI Working Group”). The NGHGI Working Group will provide an estimate of the quantities of gross GHG emitted in Uruguay, following the 2006 IPCC Guidelines or subsequent version or refinement of such guidelines as agreed by the Conference of the Parties serving as the meeting of the parties to the Paris Agreement (the “CMA”), as well as methods developed by Uruguay consistent with such guidance. Based on the generated data, the NGHGI Working Group will prepare a report annually (each such report, an “Annual Emissions Report”).

Regarding KPI-2, the data will be collected by the General Forestry Directorate of Uruguay’s Ministry of Livestock, Agriculture and Fisheries (the “GFD”), which will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area corresponding to the years 2021, 2025, 2029 and 2033. Such mapping will be based on the application of remote-sensing techniques, following the methodologies outlined in the 2006 IPCC Guidelines and the guidelines published in 2003 by the IPCC on good practice for land use, land-use change and forestry (the “2003 IPCC Good Practice Guidance”). For the years for which no satellite-mapping will be conducted, the GFD will provide an interim update on the actions, policies, regulations and/or changes in the normative framework destined to the promotion and conservation of the Native Forest. Based on the generated data and interim updates, the GFD will prepare a report annually (each such report, a “Native Forest Report”).

Following the preparation of the Annual Emissions Report and Native Forest Report, the Programming, Monitoring, Reporting and Verification group within the framework of Uruguay’s National Response System to Climate Change and Variability (the “pMRV Working Group”) will calculate (i) KPI-1, using the information in the Annual Emissions Report and real GDP data provided by the Ministry of Economy and Finance based on national accounts data published by the Central Bank of Uruguay and comparing it to the aggregate gross GHG emissions per real GDP unit by 1990, and (ii) KPI-2, using the information in the most recent Native Forest Report and comparing to the existing 849,960 hectares of Native Forest Area as of 2012, in each case, for the relevant year, and produce a report including such calculations (each such report, a “KPIs Report”).

In addition, the methodologies employed to prepare the Annual Emissions Reports, Native Forest Reports and KPIs Reports will be verified by the UNDP based on information provided by Uruguay. UNDP will not assume any responsibility arising from or related to the impact that its review may have on the terms and conditions of any bonds issued pursuant to the SSLB Framework.

Pursuant to the SSLB Framework, Uruguay has committed to publish on the Ministry of Economy and Finance’s website, by May 31 of each year, a report summarizing the information contained in the most recent KPIs Report (each such report, an “SSLB Annual Report”), which will be prepared by an inter-ministerial working group (the “SSLB Working Group”). In particular, each SSLB Annual Report will contain a qualitative and/or quantitative explanation of the main factors driving the evolution of the KPIs during the year before the immediately prior year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date); provided, however, that with regards to KPI-2, only the SSLB Annual Reports to be published by May 31, 2023, 2027, 2031 and 2035 will describe the evolution of such KPI, as such years correspond to the publication of information for the years 2021, 2025, 2029 and 2033, which are the years for which the GFD will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area.

The result of the external verifications will be included in an annual report (each such report, an “External Verification Report”) to be published by UNDP on or about May 31 of the year following the immediately following year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date). In line with the above description, only the External Verification Reports to be published on May 31, 2023, 2027, 2031 and 2035 will include a verification of the process for calculating KPI-2.

In particular, Uruguay’s intention to publish annual, externally verified GHG data with a lag of approximately one year and five months from the end of the observation year enhances the current reporting and peer-reviewed verification process applicable to Uruguay as established under the requirements of the United Nations Framework Convention for Climate Change’s (“UNFCCC”), which require –for non-Annex 1 countries such as Uruguay– biannual reporting and generally involves a total lag of 3.5 years between the end of the observation year and when the final reported and verified data is available.

In the legal documentation of any bond issued pursuant to the SSLB Framework, Uruguay will provide for contingent financial implications, such as changes in the interest rates, depending on whether Uruguay exceeds, meets, or fails to meet, the applicable event or events included in the sustainability performance targets or if it fails to comply with reporting and verification obligations. Uruguay expects to publish the information about its performance on the key performance indicators and related verification on the Ministry of Economy and Finance’s website.

Environmental Policies

Uruguay’s favorable management of GHG emissions and natural resources was possible due to the convergence of national public policies related to climate change and conservation of biodiversity, sectorial and departmental public policies, as well as awareness actions promoted by the private sector, academia and civil society.

Uruguay has demonstrated its commitment to the environment by approving the following agreements and documents:

•

The Kyoto Protocol adopted during the United Nations Framework Convention on Climate Change’s (“UNFCCC”) III Conference of the Parties on Climate Change (the “Kyoto Protocol”), approved through Law No. 17,279 dated November 23, 2000, and which became effective in February 2005, and its 2012 amendment, approved through Law No. 19,640 dated July 13, 2018 (the “Doha Amendment”). The Kyoto Protocol aims to reduce emissions of six gases generated by human activity that cause global warming (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride), and the Doha Amendment provides for a commitment period to reduce greenhouse gas emissions through December 2020.

•

The Paris Agreement adopted during the UNFCCC’s XXI Conference of the Parties on Climate Change (the “Paris Agreement”), approved through Law No. 19,439 dated October 17, 2016, and which became effective in November 2016. The Paris Agreement establishes an international mechanism to deal with climate change and limiting global temperature increases.

•

In 2017, the Executive Power enacted Decree No. 310/017, approving the National Climate Change Policy (Política Nacional de Cambio Climático), which sets forth a long-term strategic framework to guide the reforms that Uruguay intended to adopt to mitigate and adapt to climate change and meet the obligations it assumed under the Paris Agreement. Pursuant to the National Climate Change Policy, Uruguay also published the First Nationally Determined Contribution (Primera Contribución Determinada a Nivel Nacional) under which Uruguay set forth its commitments to mitigate climate change, which included, among the non-conditional undertakings, (i) reducing CO2, CH4 and N2O emissions intensity per unit of real GDP by 24%, 57% and 48%, respectively, by 2025 compared to 1990, (ii) maintaining 100% of (a) native forest area in 2012 (849,960 hectares), (b) the effective area under forest plantation management in 2015 (763,070 hectares) and (c) the area of forest plantations for shade and shelter in 2012 (77,790 hectares).

•

In 2022, Uruguay published the Second Nationally Determined Contribution (Segunda Contribución Determinada a Nivel Nacional) under which Uruguay set forth its commitments to mitigate climate change, which included, among the non-conditional undertakings, (i) limiting CO2, CH4 and N2O emissions by 9,267, 818 and 32 gigagrams, respectively, by 2030 (ii) reducing by 10% HFC consumption in relation to the 2020-2022 average measure, by 2030 (iii) maintaining 100% of (a) native forest area as of 2012 (849,960 hectares), (b) the effective area under forest plantation management as of 2020 (1,053,693 hectares) and (c) the area of forest plantations for shade and shelter as of 2018 (88,348 hectares).

In addition, Uruguay is firmly committed to the United Nations 2030 Sustainable Development Goals Agenda. In support of the implementation of such agenda, the Uruguayan government has prioritized four strategic principles of the United Nations Sustainable Development Cooperation Framework for the 2021-2025 period:

•	an economy that innovates, generates employment, and supports sustainable development;

•	an efficient government, present in the territory and accountable to the citizens;

•	public policies that support education, social protection, and quality healthcare for everyone; and

•	a society that promotes people’s development and rights and leaves no one behind.

As part of its commitment to the 2030 Sustainable Development Goals Agenda, Uruguay has already submitted four voluntary national reviews to the United Nations High Level Political Forum: in 2017, 2018, 2021 and 2022. These comprehensive reports show Uruguay’s progress on the 17 sustainable development goals covered by the agenda and provide detailed information on regulatory frameworks and specific actions contributing to progress towards each goal. The government’s recent submission of the 2022 voluntary national review showcases significant progress towards providing high-quality education, reducing the gender gap, conserving marine life, protecting and conserving life on land and cooperating and partnering to achieve the goals.

Further, Uruguay has implemented significant institutional reforms and programs to prevent climate change and to conserve biodiversity, including:

•

In 1987, Uruguay enacted the Forest Act of 1987 (Law No.15,939) which prohibits logging native forests, except for very limited circumstances specified in the law, and which keeps the National Forest Register.

•

In 2007, Congress enacted Law No. 18,195, establishing a renewable fuels standard which required the blending of biofuels (ethanol and biodiesel) with automotive gasoline and diesel fuel. The legislation mandated that biofuels account for a minimum of 5% of total gasoline and diesel fuel consumption. Increased biofuel consumption displaces fossil-based fuels, reducing carbon dioxide emissions. In 2021, Law No. 19,996 dated November 3, 2021, amended Law No. 18,195 and set forth that the share of mandatory bioethanol mix was increased to 8.5%, while the mandatory incorporation of biodiesel was repealed. These changes to legislation were framed within the country’s National Energy Policy for the 2005-2030 period which promoted the first energy matrix transformation by increasing and diversifying sources of renewable electricity generation.

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Through Decree No. 238/009 dated May 20, 2009, Uruguay established the National Response System to Climate Change and Variability (the “SNRCC”), an institutional framework for climate change that seeks to protect people, essential property and the environment in the face of disaster, by coordinating government efforts and promoting the efficient use of available public and private resources, fostering favorable conditions for sustainable development. Through the SNRCC, each ministry and relevant government agency has defined and committed to specific measures within its jurisdiction.

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In 2010, Uruguay, through the SNRCC, introduced the National Climate Change Response Plan, setting forth an assessment of the vulnerability of agricultural production and land ecosystems in the energy, healthcare and the industry and service sectors.

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In March 2016, the Ministry of Housing, Land Planning and the Environment launched its Program to Reduce Emission Caused by Deforestation and Forest Degradation (Programa para la Reducción de Emisiones Causadas por la Deforestación y la Degradación Forestal). This program aims to mitigate climate change through incentives designed to prevent deforestation and protect the quality and integrity of forests. The program identifies native forest deterioration causes and creates action plans to mitigate them, prioritizing those areas with water basins, as well as livestock and agriculture production areas. Further, in 2017, a system for monitoring, reporting, verification of and the design of measures to prevent greenhouse gases was created under this program.

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In July 2016, Uruguay published the National Biodiversity Strategy 2016-2020 (the “Biodiversity Strategy”) to fulfill the Republic’s commitments under the United Nations Convention on Biological Diversity. The Biodiversity Strategy sets out the national policy for the conservation and sustainable use of biological diversity, which includes adaptation measures and conservation plans for protected areas.

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In November 2017, Uruguay approved the National Climate Change Policy (the “NCCP”), a long-term strategic framework towards 2050 designed by the government with the participation of over 300 representatives from the public and private sectors, as well as civil society stakeholders and scientific and technical experts. The NCCP was conceived to guide the transformations that Uruguay has been undertaking to face climate change and climate variability associated challenges. The NCCP also addresses the obligations assumed by Uruguay under the Paris Agreement. Its primary purpose is to contribute to the sustainable development of the country through a global perspective. In particular, the NCCP (i) seeks to secure a more resilient society that is less vulnerable with a higher capacity to adapt to climate change and climate variability, and (ii) promotes a low-carbon economy based on environmentally, socially, and economically sustainable production processes and services that incorporate knowledge and innovation.

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In November 2017, Uruguay submitted its first Nationally Determined Contribution to the UNFCCC pursuant to the Paris Agreement. The NDC is an instrument for the implementation of the NCCP and was prepared within the SNRCC. Uruguay’s first NDC establishes (i) unconditional and conditional objectives for climate change mitigation by 2025, (ii) the context and main measures to achieve mitigation goals and adaptation to the effects of climate change, (iii) the context and key measures that encourage climate change awareness, and (iv) information to provide transparency, improve the understanding of the climate change mitigation objectives and facilitate monitoring their progress.

•	In March 2018, Uruguay elaborated a National Strategy for Native Forests for the period 2018-2030 for the conservation and promotion of native forest areas.

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In August 2018, Congress passed Law No. 19,655 dated August 17, 2018, to prevent and reduce the environmental impact derived from the use of plastic bags, with measures designed to discourage their use and promote their re-use or recycling and prohibiting the manufacture, import, distribution, sale and delivery of plastic bags that are not compostable or biodegradable.

•	In October 2018, Congress passed Law No. 19,670 dated October 15, 2018, to implement a subsidies program to support the transition towards the use of more efficient and sustainable technologies in public bus services nationwide, to replace up to 4% of the current diesel engine bus fleets with electric-engine buses during a seven-year period. This law is earmarked within the National Plan of Energy Efficiency, and complements a set of other fiscal incentives to foster the use of electric services in private cars as well as taxis.

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Climate change is a material issue for Uruguay due to the country’s high vulnerability to physical climate risks. Uruguay has promoted a series of national plans to adapt to and to mitigate the effects of climate change, such as the National Adaptation Plan to Variations and Climate Change in the Farming Sector (Plan Nacional de Adaptación a la Variabilidad y el Cambio Climático para el Sector Agropecuario), the National Adaptation Plan or the Coastal Zone (Plan Nacional de Adaptación para la Zona Costera) and the National Adaptation Plan for Cities and Infrastructure (Plan Nacional de Adaptación en Ciudades e Infraestructuras).

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In July 2020, the government created the Ministry of Environment (formerly, the Ministry of Housing, Zoning and the Environment), which is tasked with formulating, executing, supervising and evaluating national policies for the protection of the environment.

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In October 2020, the Ministry of Economy and Finance joined the Coalition of Finance Ministers for Climate Action Ministerial Forum. Subsequently, the principles agreed and adopted by the Coalition of Finance Ministers for Climate Action in 2019, as amended (“Helsinki Principles”) were explicitly incorporated in the 2020-2024 budget law.

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In November 2020, Banco Central joined the Network for Greening the Financial System (“NGFS”), which groups around 40 central banks, supervisory agencies and international financial institutions. The main purpose of the NGFS is strengthening the global response required to meet the Paris Agreement’s objectives. It also seeks to enhance the role of the financial system to manage risks and mobilize capital for green and low-carbon investments to achieve environmentally-sustainable development.

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In May 2021, the Ministry of Environment and the Ministry of Livestock, Agriculture and Fishing announced their intention to prepare a joint report on the environmental footprint of livestock production in Uruguay, which will serve as a national road-map to place Uruguay as an environmentally-responsible producer of meat. During the same month, the Executive Power approved a regulation for the prevention of air pollution, including the establishment of air quality objectives to reduce risks to human health and ecosystems, as well as setting maximum emission limits.

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In September 2021, Banco Central determined that a portion of the reserve assets under its management would be allocated to investments in sustainable projects. Such assets have been invested in an investment fund managed by the Bank for International Settlement (BIS) that focuses on bonds designed to finance or refinance environmental projects, such as renewable energy production and energy efficiency, among others. Investing in this fund provides diversification benefits for the Banco Central’s portfolio, as it has a lower correlation with other eligible assets, with intermediate interest rate risk and with relatively low overall credit risk.

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In November 2021, Uruguay took over as Chair of the Development Committee of the IMF and the World Bank group (the “Development Committee”) for the first time, a position that it is scheduled to hold until November 2022. The Development Committee is a ministerial-level forum for intergovernmental consensus-building on development issues. The Development Committee’s mandate is to advise the Board of Governors of the World Bank and the IMF on critical development issues and on the financial resources required to promote economic development in developing countries. Uruguay’s agenda focuses on using positive financial incentives and financial innovation to reward sustainable policymaking in emerging markets, incentivizing the transition to a low-carbon global economy. To develop this idea, Uruguay proposed linking the cost of borrowing from multilateral institutions to countries’ success in meeting climate targets under the Paris Agreement. Under this proposal, countries that live up to their commitments and show good environmental performance metrics, would pay lower interest rates.

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In November 2021, Uruguay also joined the three initiatives at COP26: (1) The Global Methane Pledge, a collective effort by more than 100 countries to reduce global methane emissions by at least 30 percent from 2020 levels by 2030, (2) the declaration on accelerating the transition to 100% zero emissions cars and vans, and (3) the Glasgow Leaders declaration on Forest and land-use.

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In December 2021, the government published its Long-Term Strategy on Climate Change (the “LTSCC”), laying out its commitment to reach CO2 neutrality by 2050. The LTSCC is a guide for the preparation of the second NDC and was created by the Coordination Group of the National System for Response to Climate Change and follows the National Climate Change Policy and the first NDC.

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In December 2021, Banco Central, together with the Ministry of Economy and Finance, launched the Sustainable Finance Roundtable, a space of dialogue between public and private entities in which strategies and commitments are defined with the objective of promoting a financial system that accompanies the transition to a fair, low-carbon and climate-resilient economy.

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Prior to January 2022, and pursuant to Law No. 19,996, fuels with CO2 emissions were taxed with an Internal Specific Tax (IMESI), adopting the approach of taxing the sale of fuel. Starting on January 1, 2022, CO2 emitted in the combustion of gasoline are taxed through a partial substitution of the IMESI for another tax based on emissions per liter of gasoline. The Executive Power will annually establish the amount of the tax per liter of gasoline according to the information (on CO2 emissions) provided each year by the Ministry of Industry, Energy and Mining to the Ministry of Economy and Finance and based on the updated CPI.

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In June 2022, the Ministry of Industry, Energy and Mining published the Green Hydrogen Roadmap for the implementation and development of green hydrogen and its derivates in Uruguay (the “H2U”), which provides for a three-phase plan extending to 2040. The initial stage, which covers the 2022-2024 period, focuses on developing the domestic market, implementing regulations as the industry develops and conducting research for the elaboration of the initial pilot projects. The subsequent phase, which covers the 2025-2029 periods, aims to improve the domestic market and establish operational export scale projects, develop support infrastructure and attract investments. The final phase, which covers the 2030-2040 period, has the objective of consolidating the domestic market, exploring offshore production opportunities, and expanding the hydrogen value chain. The H2U is a priority instrument in the government’s sustainably program and stands as one of the pillars of the second energy transition.

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In October 2022, Uruguay issued its first SSLB under the SSLB Framework. The SSLB links the country’s cost of capital to the achievement of its climate and nature-based goals under the Paris Agreement, as described in more detail in the SSLB Framework. See “—Environmental Matters—Sustainable Finance.”

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In December 2022, Uruguay submitted its second NDC to the UNFCCC pursuant to the Paris Agreement. The NDC is an instrument for the implementation of the NCCP and was prepared within the SNRCC. Uruguay’s second NDC establishes (i) unconditional and conditional objectives for climate change mitigation by 2030, (ii) the context and main measures to achieve mitigation goals and adaptation to the effects of climate change, (iii) the context and key measures that encourage climate change awareness, and (iv) information to provide transparency, improve the understanding of the climate change mitigation objectives and facilitate monitoring their progress.

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In December 2022, in accordance with the commitments assumed in the international climate agenda, Uruguay published its National Climate Change Action Strategy (Estrategia Nacional de Acción para el Cambio Climático or “ENACE”) which establishes short, medium and long-term goals and measures regarding climate change education, training, public awareness, public participation and public access to information.

Uruguay is committed to move forward to a more sustainable development path. Despite the sharp increase in fossil fuel-generated electricity in 2021 as a result of the region’s weather conditions, Uruguay remains among the world leaders in large-scale wind power and production of other forms of clean electric energy. In 2021, more than 45% of Uruguay’s electricity production was generated using wind and solar energy sources. The country also aims to reduce carbon dioxide emissions in hard-to-abate sectors, such as heavy transportation, by promoting electric mobility, developing green hydrogen production, and harnessing its abundant renewable energy sources such as water, wind, and biomass. As a food supplier for an increasing world population, Uruguay intends to meet the challenge of increasing agricultural and livestock production while reducing methane and nitrous oxide emissions and preserving its unique grassland ecosystem.

Social Matters

Uruguay stands out in Latin America for being an inclusive and egalitarian society and for its high income per capita, low level of inequality and poverty, and the almost complete absence of extreme poverty. According to World Bank data, more than 60% of Uruguayans are middle class, the largest proportion of middle-class citizens of any country in the Americas. In addition, Uruguay’s inclusive social policies include its national pension system, which covers 90% of the population aged over 65.

Poverty and Income Distribution

According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan households with an income below the minimum amount needed to purchase essential food and non-food requirements was 6.9% in 2022. While Uruguay has disparities in the distribution of wealth and income, such disparities are of a lesser magnitude than for most other Latin American nations. According to the 2020 Social Outlook report published by the Economic Coalition for Latin America and the Caribbean (“ECLAC”), in 2019, 46% of household income in Uruguay was concentrated in the hands of the top 20% of the population in comparison to 58% for Brazil, 57% for Colombia and 52% for Chile, according to ECLAC’s methodology of calculation.

The following table sets forth the data on the Gini coefficient for Uruguay for the periods indicated.

Evolution of the Gini Coefficient

(values range from 0 to 1)

As of December 31,	Gini coefficient
2018	0.380
2019	0.383
2020	0.387
2021	0.386
2022	0.389

Source: National Institute of Statistics.

(*)

The Gini coefficient is a statistical measure that asseses income or wealth inequality within a group. The closer the Gini coefficient is to 1, the higher the inequality; while the closer to 0, the more equitable the distribution of wealth.

In recent years, the government has sought to address problems relating to poverty through healthcare accessibility and other social policy measures. See “The Economy—The Economic Policies of the Lacalle Pou Administration.”

Uruguay features longstanding policies regarding social protection, leading to the second lowest poverty rate and the highest share of middle-class people in Latin America. Further, Uruguay provides the highest level of social protection coverage to population in Latin America (measured as the share of population covered by at least one social protection benefit).

Unemployment Insurance

Unemployment insurance is a long-standing program in Uruguay, with its origins going back to 1919. In 1958, Uruguay established an unemployment insurance program, which set the bases of the program currently in force. Traditionally, the Uruguayan unemployment insurance program has been divided into three modalities addressing three different situations: (i) dismissal, (ii) suspension for a limited period of time, and (iii) reduction of the workload, the latter two, driven by a drop in the employer’s production. Unemployment insurance for dismissal has, as a general rule, a duration of six months and four months in the case of suspension.

Since 2020, Uruguay has deployed a number of measures relating to expanding unemployment insurance in response to the COVID-19 pandemic, which were key to address its effects. These measures remained effective until June 30, 2022 and included:

•	a new subsidy (unemployment benefit) for workers in the tourism, retail, food, arts and entertainment sectors;

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expanded flexibility in unemployment insurance to safeguard employee-employer relationships in sectors affected by the slowdown of their activities, allowing firms to place employees in part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages; and

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an additional unemployment benefit granting employees and daily-laborers an amount of up to (i) in the case of employees, 50% of their monthly salary, and (ii) in the case of day laborers, an amount equal to the average compensation for 12 working days. To receive this subsidy, employees had to demonstrate that they had been employed for at least one month in the period between November 2020 and March 2021, while day laborers had to prove that they had received a minimum of 25 wages in the 12 months preceding March 31, 2021.

As of December 31, 2022, the number of unemployment insurance beneficiaries, including partial insurance, stood at 46,425, compared to 46,212 as of December 31, 2021.

Healthcare System

The Constitution of the Republic establishes that the government is responsible for all matters related to the population’s health to encourage the physical, social and moral development of the population. In particular, the Constitution requires the government to provide free healthcare to those individuals that lack the means to pay for healthcare.

Healthcare in Uruguay consists of three main systems: private hospitals run by private enterprises, public hospitals run by the government and private health insurance programs (Seguros Integrales de Salud). Uruguay’s public healthcare system, which is most often referred to as the Administración de los Servicios de Salud del Estado, or ASSE, provides free health services for low-income patients. Many public hospitals operate through universities that employ expert clinicians, allowing those hospitals to provide specialized treatments. The average number of public health insurance beneficiaries between October 2021 and September 2022 in ASSE stood at 1.5 million.

With regards to private enterprises, many Uruguayans select a Collective Medical Assistance Institution (Institución de Asistencia Médica Colectiva or “IAMC”), which functions like a membership through which a person has access to the services of a private hospital. The IAMC system differs from many healthcare systems in other countries as it does not operate as health insurance, but rather, as a membership plan to a hospital that has neither deductibles nor a lifetime cap.

In addition, there are healthcare providers for specific groups, such as the armed forces, operating under the Ministry of Defense, and the police, operating under the Ministry of the Internal Affairs.

Together, the combination of public and private healthcare systems provides a large variety of healthcare options and a broad safety net for Uruguayan citizens, allowing them to choose the system that best suits their medical needs and economic means.

Uruguay’s healthcare system is well-staffed, offering variety and easy access to medications. Further, the Uruguayan healthcare system offers mobile medical services to provide care to those who may have difficulty leaving their homes.

Education

Education in Uruguay is based on principles embodied in the Constitution of the Republic and other laws, including freedom of thought, secularism, compulsory nature (for certain levels) and autonomy with respect to the Executive Power. The population has access to free education from initial education levels until graduation from college.

As of January 1, 2023, the formal education system is organized into the following levels:

1)

Initial and Primary Education: aimed at children between three and fourteen years old. Attendance is mandatory as of level four of initial education. The stage is divided into the following three cyles, as determined by the Integrated Initial Education Plan (Plan de Educación Básica Integrada or “EBI”, for its acronym in Spanish):

•	First cycle: aimed at children between three and seven years old. The first cycle is divided into:

•	Initial Education: aimed at children between three and five years old.

•	First and Second grade of Primary Education: aimed at children between six and seven years old. Students at this level are provided with general and specific mathematics, writing and reading skills.

•	Second cycle: is a compulsory level which includes third to sixth grade of primary education, aimed at children between eight and eleven years old.

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Third cycle: is a compulsory level which includes seventh to ninth grade of middle school, aimed at children between twelve and fourteen years old. The level consists of a 39-weekly hour program during the first two years and a 41-weekly hour program during the third year.

2)

Secondary Education: aimed at children between fifteen and seventeen years old, is a mandatory three-year program in which students can elect between a program geared to prepare the student for university or a program aimed at providing technical and vocational education, which includes workshop activities.

3)	Higher Education: students can choose between attending teacher training institutes or university education.

•	Teaching careers take place at teacher training institutes, with programs lasting between three and four years, with a theoretical and practical curricular aspect.

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With regards to university education, Uruguay has two public universities, the University of the Republic and the Technologic University of Uruguay. Education at either of such universities is free and open to national and foreign students that have completed secondary education. Duration of degrees range between four and seven years.

Further, Uruguay adapts its education program to consider the specific characteristics and needs of rural areas. Classes are also available for adults (over 15 years of age) who are not literate or who have not finished their primary education. Students with disabilities receive special education. In 2019, the completion rate of primary and secondary education was 98.1% and 76.7%, respectively.

Gender Equality

In 2005, the government created the National Institute for Women (INMUJERES, for its acronym in Spanish), under the Ministry of Social Development, which is the governing body for gender policies, responsible for the promotion, design, coordination, articulation and execution of public policies from a gender perspective, as well as their monitoring and evaluation. On December 19, 2019, Congress enacted Law No. 19,846 providing for specialized gender units in all public agencies. In addition, on July 9, 2020, Congress enacted Law No. 19,889 creating the National Directorate of Gender Policies of the Ministry of Internal Affairs.

Uruguay has established a National Strategy for Gender Equality to 2030, following substantive contributions from social organizations of women and feminists. The National Strategy for Gender Equality to 2030 provides a comprehensive and integrating roadmap, guiding the government’s actions in the area of gender equality in the medium term. It outlines a horizon of gender equality by 2030, and contemplates a set of aspirations, political-institutional guidelines and strategic guidelines capable of influencing public policy decisions, under the paradigm that gender policy is a State policy. The National Strategy for Gender Equality complements the 2030 Sustainable Development Goals Agenda, both efforts of the Office of Planning and Budget (OPP), which were taken into account in the definition of the National Strategy for Development 2050.

In 2021, the government created two gender-based violence specialized courts and increased the number of electronic anklets to monitor victims and aggressors in cases of domestic violence. On February 2, 2021, the INMUJERES and the Ministry of Housing and Territorial Planning signed a cooperation agreement to provide housing options to women in the process of leaving situations of gender-based violence.

In January 2022, the Republic signed a gender-based loan with the IDB for US$4.1 million to finance the Program for Gender Equality and the Empowerment of Women (Programa para la Igualdad de Género y el Empoderamiento de las Mujeres). In addition, the Republic also signed a non-reimbursable financing agreement for US$1 million with the IDB, to be executed by the Ministry of Social Development through the INMUJERES. The program is aimed at (i) increasing the response capacity of the Gender-Based Violence Response System for adult women, particularly for immigrants and victims of human trafficking, (ii) promote gender equality and the prevention of gender-based violence in young women, strengthening the work of the INMUJERES in education, and (iii) improve the use of information on gender-based violence.

Governance Matters

Uruguay remains a bastion of political and institutional stability in Latin America and within the emerging markets generally. It has strong democratic institutions and respect for the rule of law, legal security, judicial independence, ample freedom, low corruption and an unwavering commitment to international agreements and norms.

Anti-corruption

At an international level, Uruguay has ratified the Inter-American Convention Against Corruption and the United Nations Convention against Corruption in 1998 and 2006, respectively.

At the national level, Uruguay has promulgated laws and regulations to combat corruption and increase citizen participation and government transparency. The Anti-Bribery Law No. 17,060 dated December 23, 1998, is the main regulation for public officials’ activities including government procurement and public funds management. According to this law, officials must act in good faith in the exercise of power and put collective needs satisfaction over personal interests. Furthermore, all procurement activities must be appropriately published to ensure transparency.

Prevention of Money Laundering

Uruguay is also a member of the Financial Action Task Force of Latin America (“GAFILAT”), an intergovernmental organization with a regional base comprised of 18 countries of South America, Central America and North America. GAFILAT was created to prevent and combat money laundering, the financing of terrorism and the financing of the proliferation of weapons of mass destruction, through a commitment to the continuous improvement of national policies and the deepening of the various cooperation mechanisms among member countries.

Uruguay currently holds the GAFILAT’s Presidency through the National Secretary for the Fight against Money Laundering and the Financing of Terrorism.

Countering the Financing of Terrorism Law

On May 15, 2019, Congress enacted Law No. 19,749 aimed at discouraging the financing of terrorism and providing for the application of economic sanctions against persons and entities engaged in terrorism activities, its financing and the proliferation of weapons of mass destruction in accordance with resolutions by the United Nations Security Council.

THE ECONOMY

History and Background

In the 1980s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. With respect to imports of capital goods, telecommunications and information technology products of non-Mercosur origin, the members of Mercosur agreed that all of them could take exception from the common external tariff, Argentina and Brazil until 2028 and Uruguay and Paraguay until 2029 and 2030, respectively, and Venezuela until 2022 (although Venezuela’s membership has been suspended since December 2016).

The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government during this period (including unilateral increases in import tariffs on consumer goods and the elimination of import tariffs on capital goods, for non-Mercosur products) adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Phytosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution and cooperation have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constituted a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil, Paraguay and Uruguay. The liberalization is expected to be effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. In December 2017, Mercosur members signed a Cooperation and Facilitation Investment Protocol (CFIP) and a Government Procurement Protocol (GPP). The CFIP became effective in 2019 for Uruguay and Brazil, and in 2020 for Argentina. As of the date of this annual report, Paraguay had not yet ratified the CFIP and the GPP was still not in force.

As Mercosur has not yet fully developed into a customs union (due to the set of exceptions to the common external tariff), the free circulation of goods among the Mercosur countries reaches only the goods bearing Mercosur origin. To advance the free movement of goods and avoid charging tariffs on goods bearing non-Mercosur origin after their first access to a Mercosur member state, in 2004 and 2005 standards were approved that recognized Mercosur origin to those goods imported from third countries that met Mercosur’s common tariff requirements (Dec. No. 54/04 and Dec. No. 37/05 of the Common Market Council). However, the lack of agreement among the Mercosur member states with respect to the allocation of customs revenue has resulted in limiting free movement only to those products subject to a 0% tariff upon import into any of the Mercosur member countries in which the tariff applied by all countries is 0%, either because this is the level of the Common External Tariff (CET) or because it has a 100% preference in agreements signed by Mercosur. Likewise, to facilitate the logistics and circulation of goods originating from Mercosur itself or third countries, various regulations have been approved: relating to the use of customs warehouses (Dec. No. 17/03, Dec. No. 62/07 and Dec. No. 55/08 of the Common Market Council) and to the use of free trade zones (Dec. No. 33/15 of the Common Market Council).

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy, affecting local demand, exports and the overall balance of the public sector.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis were associated with Argentina’s economic crisis during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since 1982-83. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IDB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and shutting down credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt was denominated in foreign currency), practically neutralized the savings achieved by the central government in 2002. As a result, the overall public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2019: Economic Recovery and Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Between 2005 and 2010 GDP grew at an average rate of 6.2%, and continued to grow at rates of 5.2% in 2011, 3.5% in 2012, 4.6% in 2013 and 3.2% in 2014. Commencing in 2015, the rate of economic growth decelerated reflecting the impact of slower economic growth and recession affecting Uruguay’s main regional trade partners and a decrease in the prices of Uruguay’s export commodities. Based on 2016 prices, real GDP grew by 1.6% in 2017, 0.5% in 2018 and 0.4% in 2019. In addition, the annual rate of consumer price inflation reached 6.6% in 2017, 8.0% in 2018 and 8.8% in 2019. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

In 2017, domestic private consumption grew by 3.2% compared to 2016 and represented 78.7% of GDP. In 2018, domestic private consumption grew by 2.2% compared to 2017 and represented 80.1% of GDP. In 2019, domestic private consumption grew by 0.6% compared to 2018 and represented 79.5% of GDP.

In 2017, gross fixed investments increased by 0.4% compared to 2016, representing 16.3% of GDP. In 2018, gross fixed investments decreased by 9.0% compared to 2017, representing 15.0% of GDP. In 2019, gross fixed investments increased by 0.8% compared to 2018, representing 15.4% of GDP.

In 2017, exports grew by 4.9% but decreased by 1.7% in 2018. In 2019, exports of goods and services increased by 3.6%. In 2017, imports increased 7.1% and remained stable during 2018. In 2019, imports of goods and services increased by 1.5%.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$28.4 billion at December 31, 2017, US$28.4 billion at December 31, 2018 and US$29.2 billion at December 31, 2019. Approximately 76.2% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2019, compared to 73.6% as of December 31, 2018. Foreign currency deposits held by non-residents decreased by 21.5% in 2017, following the implementation by Argentina of its tax amnesty in 2016. Foreign currency deposits held by non-residents increased by 0.3% and 8.7% in 2018 and 2019, respectively.

2020-2021: Impact of COVID-19 Pandemic

In 2020, the Uruguayan economy was severely affected by the COVID-19 pandemic. In response to the reporting of the first four cases of COVID-19 in Uruguay on March 13, 2020, the government declared a state of national sanitary emergency and deployed several measures aimed at strengthening healthcare systems and facilities, expanding testing and enhancing hygiene protocols to prevent mass contagion. As a result, the number of COVID-19 cases and fatalities were contained. At the same time, Uruguay introduced measures to mitigate the deterioration of its macroeconomic condition. Notwithstanding the foregoing, in 2020, real GDP decreased 6.1% compared to 2019. In addition, in 2020:

•	domestic private consumption decreased by 7.0% compared to 2019, representing 78.2% of GDP;

•	gross fixed investments increased by 1.6% compared to 2019, representing 16.7% of GDP; and

•	exports of goods and services decreased by 16.0% and imports of goods and services decreased by 12.0%, in each case, compared to 2019; and

•	the annual rate of consumer price inflation reached 9.4%.

The measures deployed by the government in response to COVID-19 in 2020 included (i) control of borders, closing national borders during certain periods of time, with a mandatory 14-day quarantine for persons arriving from affected zones or countries declared as risky, or symptomatic; (ii) mobility restrictions, including the reduction of public transport services to minimum essential services and remote operation of certain public officers; (iii) suspension of classes for all educational levels, public and private (except for guaranteed daily food assistance for students) from March to October 2020; (iv) restrictions to commerce, leisure activities and tourism; (v) creation of a vaccination plan, subscribing to the COVAX mechanism of the World Health Organization and the Pan American Health Organization and join the pool of countries to purchase approved vaccines.

Simultaneously, in 2020, Uruguay implemented several measures to limit the effects of the COVID-19 pandemic on the economy and help citizens, particularly those in vulnerable sectors, and businesses deal with the immediate consequences. The measures spanned the following areas: (i) credit preservation, liquidity injection, and loan guarantees for enterprises; (ii) household purchasing power; (iii) tax relief, easing of bank regulations and postponement of other obligations; and (iv) budgetary expenditures assigned through the “COVID-19 Solidarity Fund” created on April 8, 2020 by Law No. 19,874 (the “Coronavirus Fund”).

Evolution of COVID-19

Between March 2020 and May 2021, the daily average number of new positive cases continued to increase, reaching a maximum of 3,099 new positive cases in May 2021, and it began to decrease significantly beginning June 2021 mainly due to higher COVID-19 vaccination rates, reaching 160 in October 2021. However, as of December 2021, the daily average number of new positive cases increased to 442 due to the outbreak of the Omicron variant.

The number of deaths also increased, from 58 deaths between March and October 2020 to 181 deaths as of December 31, 2020. As of December 31, 2021, the number of deaths stood at 6,170.

The acceleration in the spread of the virus, led the government to implement new measures to contain the spread of the virus and help the ability of Uruguay’s healthcare system to remain responsive. Between January 1, 2021 and December 31, 2021, the government adopted the following measures related to developments of the COVID-19 pandemic:

•        Control of Borders: Beginning on November 1, 2021, the government opened its borders to all foreigners who were fully vaccinated and that presented a negative COVID-19 test at the time of arrival.

•        School classes: On March 23, 2021, the government announced the suspension of in-person school attendance for all educational levels, public and private, which had resumed in October 2020, following their suspension in March 2020. Between May and July 2021, the government implemented a gradual return to in-person school attendance.

•        Reactivation of Commerce, Leisure and Tourism Activities: Beginning July 5, 2021, the government authorized public shows, social gatherings, events and food courts to reopen, subject to capacity limitations and compliance with health protocols.

•        Credit preservation, liquidity injection and loan guarantees for enterprises: On April 6, 2021, Banco Central authorized the extension of capital and interests maturities of bank loans for up to 12 months which are restructured through June 30, 2021. On April 20, 2021, the government announced that it will award zero rate soft-credits for up to Ps.25,000 through the National Development Agency to up to 7,000 micro- and small-companies affected by the pandemic. In addition, new loans at subsidized rates for up to Ps.100,000 were made available to approximately 5,000 companies.

•        Protecting household purchasing power: Between March and June 2021, the government increased monetary transfers under the Plan de Equidad, pursuant to which the Banco de Previsión Social (“BPS”) grants cash benefit to families in a situation of socioeconomic vulnerability. In addition, the government allocated US$4.5 million on shelters of the Ministry of Social Development and US$4.5 million on food provision in places serving community meals.

•        Unemployment Insurance: The partial unemployment insurance plan, which allows companies to place employees on part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages, was further extended through June 30, 2021.

•        Tax relief: On April 20, 2021, the government announced (i) new tariff relief measures, including exemption to specific sectors from the payment of fixed and variable fees associated with electricity consumption, as well as fixed fees associated with water and telecommunications services consumption, from May to June 2021; (ii) tax relief measures such as the exemption from the capital tax advance to sectors most affected by the pandemic for the first six months of 2021, the suspension of the minimum income tax on economic activities and an increase in the amount subject to deduction under the net worth tax applicable to certain companies; (iii) a 100% exemption in the payment of social security employers’ contributions collected by BPS for the first half of 2021 in the case of sectors that have been strongly affected by the pandemic and a 50% exemption for small enterprises of the manufacturing and commerce sectors; and (vi) the implementation of a payment installment plan for taxes and social security contributions.

•        Vaccination Plan: On February 28, 2021, the government launched the national vaccination plan aimed at immunizing Uruguay’s population older than 18 (approximately 2,704,337 people), commencing with healthcare personnel, teachers, police officers, firefighters, military personnel and caregivers. Inoculation is not mandatory.

In June 2021, in light of the additional measures introduced to address the COVID-19 outbreak, the government announced that it had increased the total amount of resources it expects to earmark to mitigate the effects of the pandemic from US$540 million to US$980 million. In February 2022, the Ministry of Economy and Finance ratified the Coronavirus Fund expenditures incurred during 2021, which stood at US$1,153 million. To partially fund this increase, on March 23, 2021 the government reinstated a monthly tax (Impuesto Emergencia Sanitaria 2 COVID-19) during two months based on a progressive scale applicable to salaries and nominal benefits above Ps. 120,000 earned by public employees of the central government, departmental governments, autonomous entities and decentralized services, non-state public law persons and state-owned entities and retirees (healthcare employees who are directly or indirectly exposed to COVID-19 as a result of their employment are exempt).

On April 5, 2022, the government declared the end of the COVID-19 health emergency. As of December 31, 2022, and from the commencement of the COVID-19 health emergency on March 13, 2020, Uruguay had confirmed 286,972 COVID-19 cases per million people and the number of cumulative COVID-19-related fatalities was 2,129 per million people. Under Uruguay’s immunization plan, as of December 31, 2022, more than 3.0 million people had been vaccinated with at least one dose, representing 85% of the total population, and almost 2.9 million people had been vaccinated with both doses, which represents approximately 82% of the total population. In addition, as of the aforementioned date, almost 2.9 million people had received a third booster shot, which represents over 81% of the total population, and more than 770,000 people had received a fourth booster shot, representing almost 22% of the total population. Taken together, the average number of doses per person was 2.47 as of December 31, 2022.

2022: Continued Recovery and Growth

In 2022, real GDP grew 4.9% year-on-year, mainly due to the recovery in the services sector, including tourism and an increase in the agriculture sector, mainly during the second quarter, driven by the increased demand and global prices as a result of the Russia-Ukraine conflict. Notwithstanding the foregoing, in the fourth quarter of 2022, real GDP decreased 0.1% year-on-year, mainly due to a 21.5% decrease in the agriculture, fishing and mining sector, and industrial production, as a result of adverse external conditions and the effects of a significant drought. In the second half of 2022, poverty decreased to 9.1% from 11% in the same period in 2021.

Impact of the Drought on the Economy

During the last quarter of 2022, Uruguay experienced a severe drought mainly as a result of the “La Niña” climate phenomenon, which had a significant impact on agricultural production and water availability. La Niña phenomenon also increased the temperatures within the summer seasons in Uruguay, causing the 2022/2023 summer to be the driest in the last 42 years on record. On October 24, 2022, the Ministry of Livestock, Agriculture and Fishing declared the state of agricultural emergency for a period of 90 days. See “Recent Developments—Gross Domestic Product and Structure of the Economy—Impact of the Drought on the Economy.”

The Economic Policies of the Lacalle Pou Administration

The Lacalle Pou administration has remained focused on macroeconomic stability, and intends to continue pursuing its main policy objectives and broad structural reform agenda, which include:

•	boosting productivity and improving the competitiveness of the Uruguayan economy;

•	improving the efficiency of the public sector, including state-owned companies, through reforms that aim at enhancing governance;

•	strengthening commercial relationships with the Mercosur member countries, while promoting other exports markets and seeking partnerships with other trading partners;

•	maintaining a prudent fiscal stance, recognizing this as a condition to long-term fiscal sustainability; and

•

promoting a social security reform through the establishment of an expert commission tasked with preparing a diagnosis report, based on which the Lacalle Pou administration subsequently will send a draft bill to Congress.

On March 11, 2020, the Lacalle Pou Administration announced a set of measures aimed at improving fiscal accounts requiring ministries to reduce annual operating and investment expenses (excluding wages) by 15% and other austerity initiatives. In addition, only one third of personnel vacancies generated in the central government during the course of each year would be covered, with the exception of teachers, health personnel and employees from the Ministerio del Interior (Ministry of Internal Affairs).

On April 23, 2020, the Lacalle Pou administration submitted to Congress the bill of the Urgent Consideration Law to implement certain key measures and structural reforms in line with the administration’s objectives, which was enacted into law on July 9, 2020. These objectives include, among others, (i) a new fiscal rule, fiscal framework and budget process to ensure sustainable finances over the medium term; (ii) new governance policies for public enterprises; and (iii) microeconomic reforms (such as the regulatory framework for the energy markets and promotion of competition in non-tradable sectors) to boost potential GDP and competitiveness. Specifically, the fiscal rule is anchored on a structural fiscal result, limiting growth in the Central Government’s real public spending, which shall be tied to the estimated long-term average (i.e., “potential”) growth of the economy. Fiscal surpluses would be earmarked to a purported countercyclical fund to finance fiscal policies in recessionary economic cycles.

On March 27, 2022, a public referendum was held to repeal 135 articles of the Urgent Consideration Law, regarding certain key initiatives and structural reforms pursued by the Lacalle Pou administration. The result of the referendum was not to overturn such articles, leaving the Urgent Consideration Law in effect as initially promulgated by the Lacalle Pou administration.

On June 30, 2022, the government submitted to Congress a draft bill containing the fiscal performance report for fiscal year 2021 and potential amendments to the 2020-2024 Budget (the “2021 Rendición de Cuentas”). See “—Fiscal Policy.”

Role of the State in the Economy

The government participates in the economy through state ownership of certain companies. Since 1999, however, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. Also, several regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company, Administración Nacional de Telecomunicaciones (“ANTEL”);

2.	the electric power utility, Administración Nacional de Usinas y Trasmisiones Eléctricas (“UTE”);

3.	the oil refinery company, Administración Nacional de Combustibles Alcohol y Pórtland (“ANCAP”);

4.	the water and sewage authority, Obras Sanitarias del Estado (“OSE”);

5.	Administración Nacional de Puertos (“ANP”), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (“AFE”), which operates railway freight services;

7.	Banco de la República Oriental del Uruguay (“BROU”) and Banco Hipotecario del Uruguay (“BHU”) (state-owned financial institutions);

8.	Banco de Seguros del Estado (“BSE”) (an insurance company); and

9.	Administración Nacional de Correos (“ANC”), a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although the private sector may engage in generation activities and industrial consumers are able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

To complement traditional energy sources (fossil such as gas oil, fuel oil and natural gas, as well as renewable sources such as biomass waste and hydraulic), UTE has developed wind farms and solar energy projects.

In 2018, approximately 3% of total electricity generation derived from fossil sources and the remaining 97% from renewable sources (17% biomass, 45% hydroelectric, 32% wind energy and 3% solar energy). In 2018, the installed wind and solar power amounted to 1,511MW and 248MW, respectively. In 2019, approximately 2% of total electricity generation derived from fossil sources and the remaining 98% from renewable sources (15% biomass, 50% hydroelectric, 30% wind energy and 3% solar energy). In 2019, the installed wind and solar power amounted to 1,514MW and 254MW, respectively. In 2020, approximately 6% of total electricity generation derived from fossil sources and the remaining 94% from renewable sources (20% biomass, 30% hydroelectric, 41% wind energy and 3% solar energy). In 2020, the installed wind and solar power amounted to 1,514MW and 258MW, respectively. In 2021, approximately 15% of total electricity generation derived from fossil sources and the remaining 85% from renewable sources (18% biomass, 33% hydroelectric, 31% wind energy and 3% solar energy). In 2021, the installed wind and solar power amounted to1,514MW and 262MW, respectively. In 2022, approximately 9% of total electricity generation derived from fossil sources and the remaining 91% from renewable sources (17% biomass, 39% hydroelectric, 32% wind energy and 3% solar energy). In 2022, the installed wind and solar power amounted to 1,516MW and 279MW, respectively.

The increase in wind and solar energy generation since 2015 has decreased Uruguay’s dependence on energy imports. This energy matrix transformation has improved Uruguay’s ability to withstand external economic shocks that would impact on the fiscal condition of Uruguay’s public sector.

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

Beginning in 2008, the government created several programs to be implemented by ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas.

In addition, ANCAP, and privately-owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions, contracts and decrees by the government. Uruguay imports all the natural gas it consumes.

In May 2019, the government approved a new regime for the selection of oil operating companies for the exploration and exploitation of hydrocarbons in five onshore and six offshore areas, the “Open Uruguay Round.” In this continuously open process, companies can qualify and submit offers at any time. The system consists of two bidding rounds per year, with opening of offers twice a year. If awarded, the exploratory period contract will have a term of up to eleven years, while the term of the contract including the exploitation period is thirty years, subject to extension for ten additional years. In 2019, Kosmos Energy and Tullow Oil presented qualification requests to participate in the process.

On November 28, 2019, ANCAP and ION Geophysical Corporation entered into a multi-client agreement to reprocess approximately 22.500 km² of 3D deep water blocks off the coast of Uruguay to provide ANCAP with more precise information for the development of offshore exploration activities in Uruguay (the “Tannat Project”). The Tannat Project is a non-exclusive, multi-client operation at the entire cost and risk of ION Geophysical Corporation, which in turn is authorized to grant licenses to third parties (for a period of up to 10 years) on the offshore collected information. On May 25, 2020, and after the approval by the Executive Power, ANCAP signed an agreement with Challenger Energy for the exploration of block OFF-1. The exploration activities include (i) a geological evaluation, (ii) modeling activities, (iii) the evaluation of prospective resources and (iv) the licensing and reprocessing of existing 2D seismic data.

In June 2021, ANCAP announced the identification and inventory of 13 drillable prospects in sedimentary basins of Uruguay, conducting a probabilistic technical and economic evaluation of the hypothetical income upon discovery, development and production for the complete life cycle of these 13 prospects.

On July 30, 2021, the Ministry of Industry and the Ministry of Economy and Finance announced the commencement of the application of a new fuel tariff mechanism based on the Import Price Parity (“IPP”), of which the main component is the FOB oil price. To calculate the final price of fuels, the following components, among others, must be added to the IPP value: (i) freights and insurance costs, (ii) logistics costs, (iii) working capital costs, (iv) taxes and (v) ANCAP’s overrun (calculated at 2.97 pesos per liter of fuel). The IPP is published in a monthly report prepared by the Regulatory Unit of Energy and Water Services (URSEA, for its acronym in Spanish).

On June 23, 2022, as part of the Open Uruguay Round, ANCAP awarded three blocks on the continental shelf for oil and gas exploration. Additionally, on December 22, 2022, ANCAP awarded two additional blocks on the continental shelf for oil and gas exploration. See “Recent Developments—The Economy—Role of the State in the Economy.”

To diversify the energy matrix and obtain a constant supply of natural gas, the successive governments have considered different actions for the production of liquefied natural gas (“LNG”) in Uruguay. In August 2012, Uruguay initiated an international bidding process for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, was expected to inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to GSSA (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A. (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, for the construction and operation of Gas Sayago. The terms of the award required the LNG regasification facility to be operative in 2016. The agreement between GSSA and GNLS was terminated in September 2015 following an impossibility to perform by GNLS’s subcontractor, OAS S.A. Under the terms of that same agreement, the Republic was paid US$100 million by GNLS on account of such termination.

In October 2016, OAS S.A. filed an additional claim within an existing proceeding against Gas Sayago S.A. and Banco de Seguros del Estado petitioning the nullity of certain guarantees made for the benefit of Gas Sayago under the aforementioned contract and, alternatively, their non-enforceability. Gas Sayago S.A. disputed all facts alleged in OAS S.A. lawsuits.

As of the date of this annual report, there were no substantial development on either dispute resolution proceedings.

On May 15, 2018, OAS S.A. (a Brazilian construction company) filed a lawsuit against Gas Sayago SA, the ANCAP and UTE claiming damages in the amount of approximately US$30,000,000, due to alleged breaches to a certain gas pipeline construction agreement entered into among the Uruguayan branch of OAS S.A. and Gas Sayago S.A. As of the date of this annual report, the proceeding is in the discovery stage.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

Financial Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1)

	Total Assets	Total Liabilities	Net Profits (Losses)	Percentage of State Ownership
ANCAP	1,753	786	—	100%
ANP	699	108	92	100%
AFE(2)	256	11	(20)	100%
ANTEL	1,765	340	254	100%
OSE	1,761	514	101	100%
UTE	6,772	3,337	166	100%

(1)	Except as otherwise indicated, data as of and for the year ended December 31, 2022. Converted into U.S. dollars at the rate of Ps.40.071 per US$1.00, the market rate on December 31, 2022.
(2)	Data as of and for the year ended December 31, 2021. Converted into U.S. dollars at the rate of Ps.44.695 per US$1.00, the market rate on December 31, 2021.

Source: Individual financial statements of each public enterprise.

In October 2018, Congress approved legislation authorizing public enterprises to access markets to hedge currency risk, allowing them to attain a more efficient exposure to the financial and market risks associated with their operations. Further, Banco Central’s agreements with UTE and ANCAP were amended to permit forward currency contracts to mitigate the effects of foreign exchange variations in the financial results of such public enterprises and Banco Central, distributing foreign exchange risk among public institutions that are better equipped to absorb such risk. Further, in 2020, the Executive Power authorized state-owned enterprises to implement a foreign exchange hedge program, including the execution of financial derivatives with financial institutions. The nominal monthly amount authorized for ANCAP, UTE and ANTEL was of US$60 million, US$40 million and US$30 million, respectively.

The current administration has emphasized its willingness to open up state-owned companies to competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises.

Infrastructure Projects

In 2018, investments of approximately US$596 million were made in road infrastructure. In 2019, investments of approximately US$496 million were made in road infrastructure. In 2020, investments of approximately US$372 million were made in road infrastructure. In 2021, investments of approximately US$505 million were made in road infrastructure.

In June 2022, the government announced that it expects to invest approximately US$3.3 billion in road infrastructure between 2021 and 2024, which will mainly be executed by Corporación Vial del Uruguay S.A (“CVU”), a special-purpose company responsible for road projects, owned by the Corporación Nacional para el Desarrollo (“CND”). In 2022, total road infrastructure investments were estimated at US$820 million.

Large-scale Foreign Direct Investments, Public-Private Partnerships for Infrastructure Development and CREMAF contracts

On November 8, 2017, the government and the Finnish company UPM entered into an investment agreement outlining the terms for the construction of a second pulp mill with a 2 million tons annual production capacity. According to UPM’s estimates, the plant required an on-site investment of €2 billion. On July 23, 2019, UPM confirmed the investment in a second pulp mill.

As part of the construction permit process required by the Uruguayan authorities, UPM submitted an environmental and social impact study prepared by the consulting companies EIA-Estudio Ingeniería Ambiental (Uruguay) and Ecometrix (Canada). The report concluded that if the project is carried out under the outline considered, and the bespoke recommended corrective measures and the applicable Environmental Management Plans are implemented, the project will meet environmental regulation requirements. On April 30, 2019, the Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente (Ministry of Housing, Zoning and the Environment) held a public hearing where the environmental impact study and the characteristics of the project were discussed.

On May 15, 2020, the Uruguayan government entered into a complementary memorandum of understanding (MoU) with UPM relating to UPM’s investment in the second pulp mill stating, among other terms, that UPM intends to (i) advance US$60 million as partial financing for certain road infrastructure projects, including the modification of routes to make them suitable for circulation of heavy vehicles and (ii) provide US$68 million as partial financing for certain electrical infrastructure projects to be carried out by UTE. These contributions by UPM are expected to replace investments that the government would have otherwise undertaken, while increasing employment generation in the country.

Additionally, UPM invested an additional aggregate amount of US$55 million in two projects: the expansion of its paper pulp mill located in Fray Bentos and the construction of a plant nursery with a research and development facility. These additional investments are expected to increase UPM’s use of electricity, thereby reducing the expected amount of excess electricity supply from UPM that UTE would be required to purchase under the electricity supply contract between both parties. The current government estimates that UTE will save approximately US$7 million per year and US$140 million in total during the 20-year term, as a result of these investments.

The construction of this second pulp mill was finalized during the first quarter of 2023, and began operating in April 2023.

On December 5, 2017, the government called for bids under a Public-Private Partnerships financing scheme for the construction of a new railway line connecting the center of the country with the port of Montevideo, and the related transportation infrastructure. The railway line seeks to generate the necessary conditions for the new paper pulp mill to be built by UPM, which is expected to be located in the center of the country. The government estimates that the new railway line will require investments of approximately US$839 million and will have the capacity to transport approximately 4.5 million tons of paper pulp and raw materials per year. The bidding process received several offers. However, only Grupo Via Central (comprised of Saceem, Berkers, Sacyr and NGE) and a consortium led by Spanish construction firm Acciona reached the final stage of presenting economic proposals. In August 2018, the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) disqualified Acciona’s offer for failure to meet the bidding process requirements. In September 2018, Acciona filed two administrative appeals challenging the bidding process, alleging that Acciona had been improperly disqualified. As of the date of this annual report, Acciona’s claims were under review by the Tribunal Contencioso Administrativo (Administrative Court). Such appeals do not have the legal effect of suspending the bidding process, which the Ministry of Transport and Public Works is still conducting. In November 2018, the Tribunal de Cuentas (audit court) approved Grupo Vía Central’s economic proposal for the construction of a new railway line connecting Paso de los Toros in the center of the country with the port of Montevideo and the related transportation infrastructure. In April 2019, IDB Invest, a member of the Inter-American Development Bank (IDB) Group, approved a financial package of approximately US$500 million for the new railway, with a term of up to 17 years and consisting of a senior loan of up to US$440 million and a subordinated loan of up to US$60 million, financed by IDB Invest and a group of commercial banks and international investors. In May 2019, the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) signed a contract with Grupo Vía Central to commence works on the new railway.

As of the date of this annual report, the construction of the railway pursuant to the agreement entered into between the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) and Grupo Vía Central is ongoing, behind schedule.

In September 2018, the National Ports Administration (“ANP”) of Uruguay launched an international public bidding process for the building and operation of a port terminal in Montevideo specialized in the storage and shipping of pulp, chemicals and other inputs related to pulp production, with a concession tenure of 50 years. The bidding process was launched in anticipation of the possible building of a new pulp mill, and UPM was the only bidder. On July 25, 2019, UPM and ANP entered into an agreement to build a dedicated port terminal in Montevideo. According to UPM’s preliminary estimates, the port facilities will require investments of approximately US$260 million.

As of December 31, 2022, the Public-Private Partnerships infrastructure portfolio involved railways (with investments estimated at US$1,049 million), roads (with investments estimated at US$748million), educational infrastructure (with investments estimated at US$179 million) and prison infrastructure (with investments estimated at US$93 million). Furthermore, the Public-Private Partnership infrastructure portfolio has thirteen projects, seven in the operation stage, five in the construction stage and one in the bid evaluation stage.

In 2020, the government launched the Contratos de Construcción, Rehabilitación, Mantenimiento y Financiamiento (Construction, Rehabilitation, Maintenance and Financing Agreements or “CREMAF”), a concession system to promote private investment in road infrastructure. Under the CREMAF contracts, the concessionaire’s revenue is mainly based on the collection of irrevocable payment certificates (CIP, for its acronym in Spanish) issued by the grantor when a milestone within the construction process is reached. The CIP is an executive title and enables the concessionaire to recover a large part of the investment during the construction phase of the project. On July 5, July 12 and August 1, 2022, the government signed agreements for three projects under the CREMAF contracts for a total amount of US$449 million.

Minera Aratirí S.A. Arbitration

On July 3, 2018, three individuals alleging to be investors of Minera Aratirí S.A. (“Aratirí”), a company incorporated in Uruguay, presented a claim against the Republic before the United Nations Commission on International Trade Law, alleging a violation by Uruguay of the Treaty of Protection and Promotion of Investments between the Republic and the United Kingdom. The claim relates to an iron ore project submitted in 2011 by Aratirí and claims compensation for approximately US$3.5 billion.

On August 6, 2020, the arbitral tribunal appointed to decide on the Minera Aratirí S.A. arbitration case upheld Uruguay’s objection to jurisdiction, holding that the claimants were not owners of certain interests in the Aratirí Project and therefore lacked standing to make a claim in respect of an investment. In addition, the Arbitral Tribunal ordered the claimants to reimburse Uruguay US$4,097,149.25 in costs. On October 1, 2020, the claimants initiated proceedings before the Paris Court of Appeals to obtain the annulment of the award. On February 21, 2023, the Paris Court of Appeals annulled the arbitral award dated August 6, 2020. The Republic has four months to appeal the decision before the Court of Cassation.

Gas Sayago S.A. (“GSSA”)

On March 26, 2019, UTE and ANCAP launched a public bidding process to sell 100% of GSSA’s shares, which were held by UTE (79.35% of shares) and ANCAP (20.65% of shares). On December 16, 2019, UTE’s board of directors decided to terminate the aforementioned bidding process. On December 31, 2019, GSSA extraordinary shareholders meeting took place, where a resolution approving the dissolution and liquidation of the entity was approved. As of the date of this annual report, the dissolution and liquidation of GSSA was pending.

Latin American Regional Aviation Holding S. de R.L. v. Oriental Republic of Uruguay

In September 2018, Latin American Regional Aviation Holdings S. de RL (LARAH), a Panamanian investment company that allegedly owned shares in Uruguay’s airline, Pluna, filed a claim before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID) arguing that the Republic was responsible for the alleged damages to LARAH arising from Pluna’s liquidation. The court hearing took place from September 19, 2022 through September 24, 2022. The parties’ deadline to submit post-hearing briefs is July 28, 2023.

Katoen Natie Investment

On March 2, 2021, the government and the Belgian company Katoen Natie announced an agreement to expand the specialized container terminal of the port of Montevideo in exchange for an investment by Katoen Natie’s companies; additionally, Katoen Natie agreed not to pursue the claims contained in the notice of dispute it had previously submitted before the Uruguayan government. According to Katoen Natie’s announcement, the investment will amount to an estimated US$455 million and entails expanding the concession area to its maximum, including the construction of a second container beach and a second dock of approximately 700 meters. The agreement includes an extension of the concession term for 50 years.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, successive governments have divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have not been material to date.

Throughout different administrations, governments have been committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open several areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue-sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening of the telecommunications sector (other than local fixed-line services but including long-distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. Other activities that have been opened to private sector participation include the management and administration of the postal service (2001), the Montevideo airport (2005) and the Punta del Este airport (in 2019 a concession for its operation was extended for 14 years).

The government also charged the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, with overall responsibility for the administration of a program of public works. CND currently owns the concessions as well as 100% of the shares of CVU, a special-purpose company responsible for the road projects. CVU’s investments are financed through toll collections, loans from multilateral agencies, government subsidies and debt issuances in the domestic capital market. In 2021, CVU issued debt for US$150 million. CVU’s investments executed during 2020 amounted to US$134.8 million.

At this time, the government has no plans to privatize any public sector enterprises.

For a description of government participation in the Uruguayan economy see “The Economy—Role of the State in the Economy.”

Employment, Labor and Wages

Employment

The employment rate decreased from 57.2% in 2018 to 57.1% in 2022. Unemployment decreased from 8.3% in 2018 to 7.9% in 2022.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	2018	2019	2020	2021	2022
Nationwide:
Participation rate(1) (2)	62.4%	62.2%	60.5%	61.8%	62.0%
Employment rate(3)	57.2	56.7	54.3	56.0	57.1
Unemployment rate(4)	8.3	8.9	10.4	9.3	7.9
Montevideo:
Participation rate(1) (2)	64.5	64.5	62.8	63.2	63.0
Employment rate(3)	58.9	58.8	56.8	57.3	58.2
Unemployment rate(4)	8.7%	8.8%	9.5%	9.3%	7.6%

(1)

To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as a percentage of the labor force.

Sources: National Institute of Statistics and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)

(% by sector)

	2018	2019	2020	2021	2022(2)
Agriculture, livestock, fishing and mining	8.5%	8.4%	8.0%	7.5%	8.4%
Manufacturing, electricity, gas and water, and construction services	19.0	18.8	18.0	18.5	17.8
Services	72.4	72.8	73.9	73.8	72.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Data refers to total country population.
(2)	The sum of the components may differ from the totals due to rounding.

Source: National Institute of Statistics.

Strikes and other actions by unions occur on occasion, normally in the form of general, one-day strikes. In cases of strikes that threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, in 2018 the labor conflict index was 12% higher than in 2017, registering an increase compared to the two previous years. Education was the sector with the greatest level of conflict, accounting for 59% of total conflicts. In a year of intense wage-negotiation, 52% of sectoral conflicts were due to wage claims. In 2020, the labor conflict index decreased, being the lowest since 2009, mainly due to the measures implemented by the government to contain the COVID-19 pandemic, such as the postponement of the discussion of certain labor matters, the encouragement of a remote working system due to mobility restrictions and the suspension of some economic activities. In 2021, the labor conflict index was 20.6% higher than in 2020. However, it registered a historic below-average level when compared to the second year of each government administration. Construction was the sector with the greatest level of conflict, accounting for 42% of total conflicts. In 2022, the labor conflict index was double compared to 2021 and was located within the highest levels of the last 20 years, only surpassed by the year 2015. Construction and education were the sectors with the greatest level of conflict, accounting for 30% and 48%, respectively.

In June 2019, the International Labor Organization’s (“ILO”) Conference Committee on the Application of Standards recommended that Uruguay revise its collective bargaining legislation, after receiving complaints from certain labor unions and business representatives alleging that the collective bargaining legislation affected their freedom of contract. In August 2019, following the recommendations of the ILO, the Republic submitted to the ILO’s Committee of Experts a report describing a series of measures adopted towards the full implementation of the ILO’s practices on collective bargaining and on the right to unionize. On October 31, 2019, in furtherance of the ILO’s request, the Executive Power submitted draft legislation to Congress (while it was in session), including amendments to the collective bargaining law. In 2020, the Consejo Superior Tripartito, a labor relations governance body and the Ministerio de Trabajo y Seguridad Social (MTSS), proposed the formation of a new working group to address Uruguay’s commitments to ILO’s conventions and to draft a new bill addressing the legislation. In 2022, the Executive Power submitted a new bill, which has been approved by the Chamber of Deputies and is currently being studied by the Senate.

Wages

The following table sets forth information relating to wages for the periods indicated.

Average Real Wages

(annual average % change from previous year)

	2018	2019	2020	2021	2022
Average real wages	0.2%	1.3%	(1.7)%	(1.5)%	(0.6)%
Public sector	0.5	1.8	(0.7)	(1.6)	(0.5)
Private sector	—	1.0	(2.3)	(1.4)	(0.6)

Source: National Institute of Statistics.

Since 2005, increases in nominal wages have been discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy (with government participation in the negotiations), and almost always providing for backward-indexation of wages. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does so once a year. On July 7, 2020, the government and unions reached an agreement, pursuant to which (i) nominal wages were set to increase by 3% for the most affected sectors (i.e., those where the workforce fell by 10% from November 2019 to November 2020), (ii) a final corrective adjustment for inflation (discounted by Uruguay’s GDP decrease in 2020), and (iii) workers with nominal wages equal to or lower than Ps. 22,595 as of January 1, 2020 were set to receive an additional 1% increase in nominal wages, which will not be deducted from the final corrective adjustment.

On July 7 2021, the government introduced a set of wage-setting guidelines for the ninth private sector wage negotiation round, as the terms of the eighth round expired on June 30, 2021. These guidelines classified sectors into the most affected by the COVID-19 pandemic (such as tourism and entertainment) and the least affected. In the case of the former sectors, wages were set to increase by 3% in January 2022 and the agreement would be in force for one year. For the sectors that were least affected by the pandemic, the guidelines proposed a two-year agreement, with semi-annual increases linked to inflation projections and a wage recovery increase of 1.6% as of July 2023 (except for very small enterprises, which will have a real wage increase of 1%).

In 2018, real wages increased by 0.2% on average with an increase in public sector wages of 0.5% and no increase in private sector real wages. In 2019, real wages increased by 1.3% on average, with an increase in public sector real wages of 1.8% and an increase in private sector real wages of 1.0%. In 2020, real wages decreased by 1.7% on average, with a decrease in public sector real wages of 0.7% and a decrease in private sector real wages of 2.3%. In 2021, real wages decreased by 1.5% on average, with a decrease in public sector real wages of 1.6% and a decrease in private sector real wages of 1.4%. In 2022, real wages decreased by 0.6% on average, with a decrease in public sector real wages of 0.5% and a decrease in private sector real wages of 0.6%

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016 (the “Adequacy Plan to International Standards”), which implied a GDP increase in nominal terms compared to prior measurements, mainly due to greater coverage in certain activities that incorporated new sources of information.

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Nominal GDP by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in GDP by Expenditure” are based on 2016 prices (in accordance with the Adequacy Plan to International Standards) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(millions of 2016 pesos, except as otherwise indicated)

	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
GDP	Ps.1,766,696	Ps.1,779,848	Ps.1,668,376	Ps.1,756,409	Ps.1,842,857
Imports of goods and services	404,128	409,205	359,260	424,537	477,425

Total supply of goods and services	2,170,824	2,189,052	2,027,636	2,180,946	2,320,283
Exports of goods and services	486,279	508,829	425,803	475,672	528,497

Total goods and services available for domestic expenditures	Ps.1,684,545	Ps.1,680,224	Ps.1,601,833	Ps.1,705,275	Ps.1,791,786

Allocation of total goods and services:
Consumption (public and private)	1,415,319	1,427,989	1,330,140	1,383,902	1,453,714
Gross investment (public and private)	269,226	252,235	271,693	321,373	338,072

Total domestic expenditures	Ps.1,684,545	Ps.1,680,224	Ps.1,601,833	Ps.1,705,275	Ps.1,791,786

GDP growth (%) (2)	0.2%	0.7%	(6.3)%	5.3%	4.9%

(1)	Preliminary data.
(2)	% change from previous year, 2016 prices.

Source: Banco Central.

Nominal GDP by Expenditure

(% of total nominal GDP)

	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
Private Consumption	63.1%	62.4%	61.4%	57.7%	59.8%
Government and NPISH consumption	16.9	17.2	17.8	16.5	15.9
Gross Fixed Investment	14.8	14.8	16.0	17.6	18.5
Exports of goods and services	26.5	27.8	25.2	30.5	31.3
Imports of goods and services	21.4%	21.7%	20.8%	23.9%	25.9%

(1)	Preliminary data.

Source: Banco Central.

Change in GDP by Expenditure

(% change from previous year, 2016 prices)

	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
Private Consumption	1.8%	0.6%	(6.8)%	2.9%	6.0%
Government and NPISH consumption	4.9	1.9	(7.1)	8.4	1.6
Gross Fixed Investment	(10.5)	(2.0)	1.2	16.5	9.5
Exports of goods and services	(1.1)	4.6	(16.3)	11.7	11.1
Imports of goods and services	0.6%	1.3%	(12.2)%	18.2%	12.5%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial services sector, the health, education, real estate and other business services sector and the public administration sector.

In 2022, GDP increased by 4.9% in real terms, after increasing by 5.3%, 6.3%, 0.7% and 0.2% in 2021, 2020, 2019 and 2018, respectively, in each case with respect to the prior year. The increase in real GDP in 2022 was mainly attributable to a growth in the health, education, real estate and other services sector, commerce, restaurants and hotels activities and transportation, storage, information and communication sectors. In 2022, services accounted for approximately 70.2% of GDP, while the manufacturing and primary activities sectors together accounted for 17.8% of GDP.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Nominal GDP by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in GDP by Sector” are based on 2016 prices to eliminate distortions introduced by changes in relative prices.

Nominal GDP by Sector

(in millions of US$ and % of GDP, nominal prices)

	2018(1)			2019(1)			2020(1)			2021(1)			2022(1)
Primary activities(2)	US$	3,898	6.0%	US$	4,224	6.8%	US$	3,624	6.8%	US$	5,139	8.4%	US$	5,301	7.4%
Manufacturing		7,138	11.0		6,428	10.4		5,504	10.3		6,639	10.8		7,372	10.4
Electricity, gas and water		1,769	2.7		1,567	2.5		1,393	2.6		1,750	2.8		1,628	2.3
Construction		2,768	4.2		2,603	4.2		2,447	4.6		2,745	4.5		3,389	4.8
Commerce, restaurants and hotels		8,103	12.4		7,465	12.0		6,404	11.9		8,492	13.8		10,257	14.4
Transportation, storage, information and communications		5,731	8.8		5,717	9.2		4,478	8.3		4,745	7.7		5,764	8.1
Financial Services		3,321	5.1		3,083	5.0		2,595	4.8		2,788	4.5		3,289	4.6
Professional activities and leasing		4,806	7.4		4,638	7.5		3,966	7.4		4,511	7.3		5,228	7.3
Public administration activities		3,247	5.0		3,197	5.2		2,903	5.4		2,963	4.8		3,400	4.8
Health, education, real estate and other services		17,138	26.3		16,235	26.2		14,278	26.6		14,571	23.7		17,026	23.9
GDP (in millions of US$ at nominal prices)	US$	65,175	100.0%	US$	61,999	100.0%	US$	53,665	100.0%	US$	61,412	100.0%	US$	71,177	100.0%

Nominal GDP per capita(3)	US$	18,590		US$	17,620		US$	15,199		US$	17,333		US$	20,022

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Figures refer to nominal GDP and are not adjusted by purchasing power.

Source: Banco Central.

Change in GDP by Sector

(% change from previous year, 2016 prices)

	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
Primary activities(2)	5.6	2.3	(6.0)	13.4	(2.9)
Manufacturing	5.4	(3.8)	(5.7)	7.6	0.1
Electricity, gas and water	4.0	10.2	(8.5)	5.8	0.4
Construction	(7.6)	(0.5)	2.0	6.0	7.0
Commerce, restaurants and hotels	(8.4)	0.3	(8.6)	7.8	10.4
Transportation, storage, information and communications	1.2	6.5	(7.9)	0.8	9.7
Financial Services	(1.4)	1.3	(0.3)	5.8	2.7
Professional activities and leasing	(2.4)	1.0	(6.2)	8.1	6.2
Public administration activities	2.2	2.7	(0.6)	0.1	(1.1)
Health, education, real estate and other services	3.9	(0.4)	(8.8)	2.6	5.6

Total GDP	0.2	0.7	(6.3)	5.3	4.9

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Primary Activities

The primary activities sector includes agriculture, livestock, fishing and mining. Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction.

In 2018, the sector grew by 5.6%, particularly due to growth in the agriculture sector, which was partially offset by a reduction in livestock activity. In 2019, the sector grew by 2.3%, as a result of an increase in both livestock and agriculture production. In 2020, primary activities contracted by 6.0% compared to 2019, mainly due to a decrease in soybean production, which was partially offset by a favorable performance of winter crops, a greater demand for wood and an increase in milk collection. In 2021, the sector grew by 13.4%, as a result of an increase in livestock and cereals and oilseeds production, which was partially offset by a reduction in forestry and fishery production. In 2022, the sector contracted by 2.9% as a result of a decrease in all sectors except for fishery production.

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
Cattle (in thousands of heads slaughtered)	2,355	2,251	2,019	2,534	2,316
Milk (in millions of liters)	2,063	1,970	2,078	2,118	2,089
Wool (in tons)	25,761	25,723	23,687	24,581	24,581

(1)	Preliminary data.

Source: Banco Central.

Manufacturing

Manufacturing accounted for 10.4% of nominal GDP in 2022. In 2018, the manufacturing sector grew by 5.4% in real terms compared to 2017, mainly due to the reopening of the ANCAP refinery. In 2019, the manufacturing sector contracted by 3.8%, in real terms compared to 2018, due to a decrease in activity in most industries, except for oil-refining and mineral products industries. In 2020, the manufacturing sector contracted by 5.7% compared to 2019, mainly due to a decrease in meat-packing, oil-refining and textile activities, which was partially offset by an increase in the production of pulp-mills. In 2021, most of the economic activities in the manufacturing sector presented a recovery compared to the contraction in 2020, resulting in a 7.6% increase in such sector. This recovery was more pronounced in highly export-oriented activities, as a result of the increase in external demand with respect to the previous year. In 2022, the sector remained unchanged as a result of the increase in the automotive, food and oil-refining industries, partially offset by the decrease in meat-packing and metal product industries.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and wind-power and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay has imported electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The building of the line, with a transmission capacity of 500MW, was completed in 2016 and Uruguay made its first exports of electricity to Brazil in May 2017. Uruguay also exports electricity to Argentina. In 2022, Uruguay’s electricity exports to Brazil and Argentina accounted for US$5.8 million and US$157.0 million, respectively, compared to US$435.2 million and US$90.1 million, respectively, in 2021.

Uruguay imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore exposed to fluctuations in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on-shore and off-shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. See “The Economy—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated. In 2018 and 2019, the electricity, gas and water sector grew by 4.0% and 10.2% in real terms, respectively, driven primarily by the generation of electricity using renewable sources. In 2020, the electricity, gas and water sector contracted by 8.5% compared to 2019, mainly due to a lower generation of hydro energy. In 2021, the electricity, gas and water sector grew by 5.8% compared to 2020, mainly due to an increase in the generation of both gas oil/fuel oil and hydroelectric energy to supply the increase in external demand. In 2022, the sector increased by 0.4% as a result of the increase in hydroelectric generation, partially offset by the reduction in the generation of gas and fuel oil generation and wind energy. In 2022, 37.0% of total electricity generation derived from wind energy, 43.0% from hydroelectric energy, 11.0% from biomass waste and others and 9.0% from gas oil, fuel oil and natural gas.

Construction

In 2018, the construction sector contracted by 7.6% in real terms, mainly due to a decrease in private sector construction, the completion of infrastructure projects related to wind energy and a decrease in roadworks. In 2019, the construction sector contracted by 0.5% in real terms. In 2020, the construction sector grew by 2.0% in real terms, mainly due to work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM, which was partially offset by a decrease in the construction of buildings and other public works. In 2021, the construction sector grew by 6.0% in real terms, mainly due to work related to the construction of the above-mentioned railway and paper pulp mill. In 2022, the construction sector grew by 7.0%, mainly due to the increase in investments in buildings and other constructions. See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development.”

Commerce, Restaurants and Hotels

In 2018, the commerce, restaurants and hotels sector decreased by 8.4% in real terms, mainly due to the decrease in sales of motor vehicles and the deceleration in domestic sales, and accounted for 12.4% of GDP. In 2019, the commerce, restaurants and hotels sector increased by 0.3% in real terms and accounted for 12.0% of GDP. In 2020, the commerce, restaurants and hotel sectors contracted by 8.6% in real terms, mainly driven a significant decrease in inbound tourism due to the closure of borders as a result of the COVID-19 outbreak, and accounted for

11.9% of GDP. In 2021, the commerce, restaurants and hotel sectors grew by 7.8% in real terms, mainly driven by an increase in social mobility and, towards the end of the year, an increase in tourism due to the reopening of borders, and accounted for 13.8% of GDP. In 2022, the sector grew by 10.4%, mainly due to the increase in tourism associated with the reopening of borders, and accounted for 14.4% of GDP.

Transportation, Storage, Information and Communications

In 2018, the transportation, storage, information and communications sector grew by 1.2% in real terms. In 2019, the transportation, storage, information and communications sector grew by 6.5% in real terms, mainly due to an increase in the use of mobile data services. In 2020, the transportation, storage, information and communications sector contracted by 7.9%, mainly due to a decrease in passenger transport services as a result of mobility restrictions imposed by the government to address the COVID-19 outbreak. This decrease was partially offset by an increase in the use of data services. In 2021, the transportation, storage, information and communications sector grew by 0.8%, mainly due to a recovery in transport services as a result of the increase in social mobility. In 2022, the transportation, storage, information and communications sector grew by 9.7%, mainly as a result of the end of mobility restrictions imposed by the government to address the COVID-19 outbreak.

Financial Services

In 2018, the financial sector contracted by 1.4%, mainly driven by a contraction in almost all financial services, partially offset by an increase in insurance services. In 2019, the financial sector grew by 1.3%, mainly as a result of an increase in all financial services. In 2020, the financial services sector contracted by 0.3% in real terms, mainly due to the decrease in all financial services, other insurance services and pension fund services. In 2021, the financial services sector grew by 5.8% in real terms. This growth was mainly driven by an increase in financial services other than insurance and pensions. In 2022, the financial sector increased by 2.7%, mainly driven by an increase in all financial services.

Uruguay established a strong reputation as a regional financial center in the early 1980s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IDB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole. For information on measures adopted by the government to strengthen the banking systems following the 2002 crisis see “The Banking Sector—Uruguay’s Banking System Following the 2002 Crisis.”

The financial and insurance services sector’s contribution to GDP grew at a slower pace after 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has improved.

In 2022, the financial services sector accounted for approximately 4.6% of nominal GDP.

Health, education, real estate and other services

In 2022, the health, education, real estate and other services sector grew by 5.6% in real terms, mainly due to the loosening of restrictions on social mobility, the increase in tourism and the rise in education services due to the return to in-person school attendance. In 2022, the health, education, real estate and other services sector represented 23.9% of GDP.

FOREIGN MERCHANDISE TRADE

Uruguay’s merchandise exports primarily comprise commodities (farm products, such as meat and grains, and paper pulp).

In 2018, merchandise exports decreased by 0.7% (measured in U.S dollars), mainly as a result of a decrease in exports of agricultural products driven primarily by a severe drought that affected the 2017/2018 harvest season. In 2019, merchandise exports increased by 1.2% (measured in U.S dollars), mainly as a result of an increase in exports of agricultural products. In 2020, merchandise exports decreased by 13.0% (measured in U.S dollars), mainly as a result of a decrease in exports of processed meats and paper pulp. In 2021, merchandise exports increased by 44.0% (measured in U.S. dollars), mainly as a result of an increase in exports of processed meats, paper pulp and agricultural products. In 2022, merchandise exports increased by 19.7% (measured in U.S. dollars) compared to 2021, mainly as a result of an increase in exports of processed meats, agricultural products and paper pulp.

In 2018, merchandise imports increased by 5.1% (measured in U.S. dollars), mainly of capital and intermediate goods. In 2019, merchandise imports decreased by 7.3% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate, consumer and capital goods. In 2020, merchandise imports decreased by 8.3% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate and consumer goods. In 2021, merchandise imports increased by 36.4% (measured in U.S. dollars), mainly as a result of an increase in imports of intermediate, consumer and capital goods. In 2022, merchandise imports increased by 25.7% (measured in U.S. dollars) compared to 2021, mainly as a result of an increase in imports of consumer and intermediate goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.” The increased competitiveness of Uruguayan exports in the global economy since 2002 resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports.

Exports to Argentina and Brazil accounted for 17.1% in 2018, 15.7% in 2019, 17.0% in 2020, 19.3% in 2021 and 18.8% in 2022. Even more significantly, Argentina and Brazil accounted for 30.8% of total imports in 2018, 31.9% in 2019, 34.1% in 2020, 32.7% in 2021 and 31.4 % in 2022. In 2018, exports to Brazil included milk and dairy products, plastics and cereals, exports to Argentina included wire, motor vehicles and parts, and chemicals. In 2019, exports to Brazil included plastics, milk and motor vehicles and parts, while, exports to Argentina included wire, chemicals and electrical supplies. Although Uruguay’s dependence on regional trade has lessened, a continued slowdown in Argentina and Brazil could continue to significantly weigh on Uruguay’s economy. Despite significant international reserves and a robust debt profile, Uruguay’s fiscal imbalances and other economic rigidities may hamper the economy’s ability to absorb regional and other external shocks. In 2020, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included chemicals, wire and electrical supplies. In 2021, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included chemicals, wire and electrical supplies. In 2022, exports to Brazil included manufacture of motor vehicles, malted drinks and malt and dairy products, and exports to Argentina included agricultural products, electric power and motor vehicles and parts.

Exports to China accounted for 16.6% in 2018, 20.9% in 2019, 17.5% in 2020, 22.7% in 2021 and 17.5% in 2022. On balance, trade between Uruguay and China has historically favored China. However, this trend eased in 2019, 2021 and 2022. In 2022, trade between Uruguay and China favored Uruguay by US$55 million. In recent years, exports to China included live cattle, meat by-products, wood, dairy products, sheep and wool and barley.

The United States is another of Uruguay’s major trading partners. The United States has attracted an increasing percentage of Uruguay’s total merchandise exports in recent years. In 2018, the weight of exports to the United States remains at 5.0% of total exports whereas imports from the United States accounted for 7.9% of total imports. In 2019, the weight of exports to the United States decreased to 4.9% whereas imports from the United States accounted for 9.2% of total imports. In 2020, the weight of exports to the United States increased to 6.5% whereas imports accounted for 11.4% of total imports. In 2021, the weight of exports to the United States decreased to 4.7% whereas imports accounted for 9.0% of total imports. In 2022, the weight of exports to the United States increased to 5.1% whereas imports accounted for 15.8% of total imports.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice, textiles and more recently, paper pulp. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports. The government has promoted pulp mills to increase and diversify exports, increase productivity and long-term prospects for Uruguay’s economy. See “Balance of Payments—Foreign Investment.”

In 2018, merchandise exports totaled US$9.1 billion, representing a 0.7% decrease compared to 2017, primarily due to a decrease in agricultural product exports. Exports of paper pulp accounted for 18.6% of Uruguay’s total exports in 2018. In 2019, merchandise exports totaled US$9.2 billion, representing a 1.2% increase compared to 2018, mainly as a result of an increase in agricultural products, processed meats and plastics products. In 2020, merchandise exports totaled US$8.0 billion, representing a 13.0% decrease compared to 2019, mainly as a result of a decrease in processed meats and paper pulp. Exports of paper pulp accounted for 13.8% of Uruguay´s total exports in 2020. In 2021, merchandise exports totaled US$11.5 billion, representing a 44.0% increase compared to 2020, mainly as a result of an increase in processed meats, paper pulp and agricultural products. Exports of paper pulp accounted for 13.6% of Uruguay´s total exports in 2021. In 2022, merchandise exports totaled US$13.7 billion, representing a 19.7% increase compared to 2021, mainly as a result of an increase in agricultural products, motor vehicles and parts and paper pulp. Exports of paper pulp accounted for 13.5% of Uruguay’s total exports in 2022.

In 2018, exports of processed meats, dairy products, textiles, paper pulp, chemicals, oil and refined products, plastic products, motor vehicles and parts and others increased by 8.6%, 14.0%, 10.8%, 25.1%, 3.6%, 32.2%, 23.0%, 43.5% and 4.7% respectively, each as compared to 2017, while exports of wheat and rice, other foodstuffs and leather goods decreased by 14.8%, 2.4% and 9.1% respectively, each as compared to 2017. In 2018, agricultural products decreased by 52.6% when compared to 2017, mainly as a result of a severe drought that affected the 2017/2018 harvest season.

In 2019, exports of agricultural products, processed meats, other foodstuffs and plastic products increased by 90.1%, 8.6%, 7.7% and 8.0% respectively, each as compared to 2018, while exports of dairy products, wheat and rice mills, textiles, leather goods, paper pulp, chemicals oil and refined products, motor vehicles and parts and other decreased by 3.5%, 16.7%, 18.2%, 31.7%, 9.3%, 10.6%, 81.4%, 9.3% and 18.1% respectively, each as compared to 2018.

In 2020, exports of wheat and rice mills and chemicals increased by 30.2% and 1.9%, respectively, each as compared to 2019, while exports of agricultural products, processed meats, leather goods, paper pulp and motor vehicles decreased by 18.3%, 11.2%, 47%, 25.3% and 29.6%. During the second half of 2020, prices of certain of Uruguay’s goods exports reflected an upward trend. In particular, the price of soybeans reached a six-year maximum (increasing from 346 US$/ton as of December 31, 2019 to 520 US$/ton as of March 31, 2021), supported by higher demand from China and adverse weather conditions in several large producing countries.

In 2021, exports of wheat and rice mills decreased by 18.3%, compared to 2020, while exports of agricultural products, processed meats, leather goods, paper pulp and motor vehicles increased by 27.6%, 57.5%, 61.6%, 42.5% and 72.3% respectively, each as compared to 2020.

In 2022, exports of textiles decreased by 3.5%, compared to 2021, while exports of agricultural products, processed meats, dairy products, wheat and rice mills, paper pulp and motor vehicles increased by 96.2%, 3.8%, 17.0%, 19.6%, 18.6% and 129.4% respectively, each as compared to 2021.

In 2018, total imports increased by 5.1% compared to 2017, of which 31.5% represented consumer goods, 55.4% intermediate goods and 13.0% capital goods. In 2019, total imports decreased by 7.3% compared to 2018, of which 32.6% represented consumer goods, 53.8% intermediate goods and 13.6% capital goods. In 2020, total imports decreased by 8.3% compared to 2019, of which 32.4% represented consumer goods, 52.9% intermediate goods and 14.6% capital goods. In 2021, total imports increased by 36.4% compared to 2020, of which 28.8% represented consumer goods, 56.1% intermediate goods and 15.1% capital goods. In 2022, total imports increased by 25.7% compared to 2021, of which 26.9% represented consumer goods, 57.9% intermediate goods and 15.2% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2018			2019			2020			2021(1)			2022(1)
EXPORTS (FOB)
Agricultural products	US$	669	7.4%	US$	1,273	13.9%	US$	1,040	13.1%	US$	1,328	11.6%	US$	2,605	19.0%
Processed meats		2,028	22.4		2,200	24.0		1,953	24.5		3,075	26.8		3,191	23.3
Dairy products		673	7.4		650	7.1		640	8.0		734	6.4		859	6.3
Wheat and rice mills		386	4.3		321	3.5		418	5.2		342	3.0		408	3.0
Other foodstuffs		641	7.1		691	7.5		686	8.6		857	7.5		976	7.1
Textiles		194	2.1		158	1.7		76	1.0		127	1.1		122	0.9
Leather goods		216	2.4		148	1.6		78	1.0		126	1.1		132	1.0
Paper pulp		1,680	18.6		1,467	16.0		1,096	13.8		1,563	13.6		1,854	13.5
Chemicals		470	5.2		421	4.6		429	5.4		536	4.7		588	4.3
Oil and refined products		22	0.2		4	—		6	0.1		12	0.1		5	—
Plastic products		168	1.9		181	2.0		163	2.0		185	1.6		229	1.7
Motor vehicles and parts		176	1.9		160	1.7		113	1.4		194	1.7		445	3.2
Other		1,726	19.1		1,482	16.2		1,265	15.9		2,383	20.8		2,301	16.8

Total exports	US$	9,050	100.0%	US$	9,155	100.0%	US$	7,961	100.0%	US$	11,461	100.0%	US$	13,717	100.0%

IMPORTS (CIF)
Consumer goods	US$	2,804	31.5%	US$	2,685	32.6%	US$	2,452	32.4%	US$	2,968	28.8%	US$	3,494	26.9%
Intermediate goods		4,930	55.4		4,439	53.8		4,005	52.9		5,793	56.1		7,510	57.9
Capital goods		1,159	13.0		1,122	13.6		1,107	14.6		1,559	15.1		1,970	15.2

Total imports	US$	8,893	100.0%	US$	8,246	100.0%	US$	7,564	100.0%	US$	10,320	100.0%	US$	12,973	100.0%

Merchandise trade balance	US$	157		US$	909		US$	397		US$	1,141		US$	744

(1)	Preliminary data.

Source: Banco Central.

Geographical Distribution of Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2018			2019			2020			2021(1)			2022(1)
EXPORTS (FOB)
Americas:
Argentina	US$	410	4.5%	US$	363	4.0%	US$	300	3.3%	US$	469	5.1%	US$	905	9.9%
Brazil		1,136	12.6		1,076	11.7		1,054	11.5		1,742	19.0		1,676	18.3
United States		454	5.0		447	4.9		518	5.7		540	5.9		695	7.6
Other		854	9.4		767	8.4		803	8.8		817	8.9		1,016	11.1

Total Americas		2,854	31.5		2,653	29.0		2,675	29.2		3,567	39.0		4,291	46.9

Europe:
European Union:
France		40	0.4		34	0.4		33	0.4		49	0.6		45	0.6
Germany		164	1.8		118	1.3		81	1.0		88	1.1		86	1.1
Italy		81	0.9		59	0.6		75	0.9		98	1.2		96	1.2
United Kingdom		56	0.6		44	0.5		40	0.5		73	0.9		99	1.2
Other EU		495	5.5		468	5.1		347	4.4		485	6.1		652	8.2
Total EU		835	9.2		723	7.9		575	7.2		792	10.0		979	12.3
EFTA(2) and other		498	5.5		329	3.6		297	3.7		302	3.8		195	2.4

Total Europe		1,333	14.7		1,052	11.5		872	11.0		1,094	13.7		1,1174	14.7

Africa		329	3.6		325	3.6		329	4.1		295	3.7		370	4.7
Asia		1,740	19.2		2,182	23.8		1,651	20.7		3,002	37.7		2,873	36.1
China		1,499	16.6		1,912	20.9		1,390	17.5		2,598	32.6		2,404	30.2
Middle East		280	3.1		126	1.4		188	2.4		371	4.7		334	4.2
Free Trade Zone(3)		1,548	17.1		1,475	16.1		1,098	13.8		1,921	24.1		2,532	31.8
Other		967	10.7		1,343	14.7		1,149	14.4		1,211	15.2		2,143	26.9

Total	US$	9,050	100.0%	US$	9,155	100.0%	US$	7,961	100.0%	US$	11,461	100.0%	US$	13,717	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	1,102	12.4%	US$	974	11.8%	US$	985	13.0%	US$	1,310	12.7%	US$	1,488	11.5%
Brazil		1,641	18.4		1,655	20.1		1,594	21,1		2,060	20.0		2,582	19.9
United States		705	7.9		762	9.2		863	11.4		927	9.0		2,046	15.8
Other		795	8.9		681	8.3		557	7.4		629	6.1		866	6.7

Total Americas		4,244	47.7		4,072	49.4		3,998	52.8		4,926	47.7		6,982	53.8

Europe:
European Union:
France		153	1.7		130	1.6		129	1.7		192	1.9		223	1.7
Germany		226	2.5		211	2.6		212	2.8		270	2.6		298	2.3
Italy		158	1.8		134	1.6		135	1.8		174	1.7		196	1.5
United Kingdom		62	0.7		60	0.7		58	0.8		79	0.8		87	0.7
Other EU		519	5.8		448	5.4		498	6.6		651	6.3		761	5.9
Total EU		1,118	12.6		983	11.9		1,033	13.7		1,366	13.2		1,565	12.1
EFTA(2) and other		250	2.8		148	1.8		163	2.2		266	2.6		385	3.0

Total Europe		1,368	15.4		1,131	13.7		1,196	15.8		1,632	15.8		1,951	15.0

Africa		780	8.8		751	9.1		341	4.5		837	8.1		510	3.9
Asia		2,369	26.6		2,184	26.5		1,938	25.6		2,725	26.4		3,276	25.2
China		1,678	18.9		1,612	19.5		1,440	19.0		1,997	19.4		2,349	18.1
Middle East		105	1.2		79	1.0		66	0.9		167	1.6		221	1.7
Other		28	0.3		29	0.4		26	0.3		33	0.3		34	0.3

Total	US$	8,893	100.0%	US$	8,246	100.0%	US$	7,564	100.0%	US$	10,320	100.0%	US$	12,973	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
(3)	Reflects exports from the free trade zones that are pending assignment of a final destination.

Source: Banco Central.

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

In 2018, gross tourism receipts decreased by 7.7% and the number of tourist arrivals decreased by 5.8%, mainly driven by a decrease in tourists arriving from Argentina. During 2019, gross tourism receipts decreased by 18.6% and the number of tourist arrivals decreased by 13.2%, mainly driven by a decrease in visitors from Argentina. In the three-month period ending March 31, 2020, gross tourism receipts decreased by 13.0% and the number of tourist arrivals decreased by 8.3%. In 2022, gross tourism receipts decreased by 50.6% and the number of tourist arrivals decreased by 64.1%

In recent years, certain key sectors, such as trading, shared services, regional distribution centers, regional headquarters or software activities, have taken advantage of Uruguay’s business development benefits, reflecting a growth in exports of global services from Uruguay. Companies from these sectors vary significantly in terms of size, employment and turnover, as well as business models.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2018	3,712	2,155
2019	3,221	1,754
January – March 2020(1) November-December 2021(1)	1,000 233.5	675 179.4
2022	2,466	1,396

(1)

Between March 2020 and November 2021, given the COVID-19 pandemic, which resulted in the closure of national borders, the Ministry of Tourism suspended the survey that it regularly conducts in all border posts, impeding the preparation of its quarterly reports during such period.

Source: Banco Central.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals

(% by country)

	2018	2019	January – March, 2020(1)	November – December, 2021(1)	2022
Argentina	62.5%	54.2%	63%	52.7%	47.4%
Brazil	12.6	15.2	12.6	25.0	15.5
Other	24.4	30.6	37.0	22.4	37.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Between March 2020 and November 2021, given the COVID-19 pandemic, which resulted in the closure of national borders, the Ministry of Tourism suspended the survey that it regularly conducts in all border posts, impeding the preparation of its quarterly reports during such period.

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents recovered, reaching US$3.3 billion as of December 2022, representing 11.4% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system.

The tax authorities of Uruguay entered into cooperation agreements to facilitate sharing of tax information with Argentina, Iceland, Denmark, Greenland, Norway, Canada, Australia, Faroe Islands, Sweden, The Netherlands, Chile, United Kingdom and Northern Ireland, Guernsey and South Africa in the succeeding years. Moreover, in 2016, Uruguay entered into the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for the Cooperation and Economic Development (“OCDE”), an agreement designed to promote international co-operation between state parties for a better operation of national tax laws.

In addition, Uruguay has entered into double taxation agreements, including with regards to the exchange of tax information, with Germany, Hungary, Mexico, Spain, Switzerland, Liechtenstein, Portugal, Ecuador, Malt, South Korea, Finland, India, Romania, United Arab Emirates, Vietnam, United Kingdom, Luxembourg, Singapore, Belgium, Chile, Paraguay, Italy and Japan.

BALANCE OF PAYMENTS

On December 30, 2020, following the re-basing of Banco Central’s national account calculations, Banco Central released a new version of balance of payments and international investment position data, with revised information going back to 2012. The data presented in this section conforms to the principles outlined in the sixth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM6”) and is line with the updated national accounts calculations. See “The Economy—2020-2021: Impact of COVID-19 Pandemic.”

An important source of compositional changes in the balance of payments data occurs through new coverage of intermediation activities by so-called “merchanting” firms in the new surveys. Resident merchanting firms purchase goods (mostly commodities) from non-residents and subsequently resell them to non-residents, without the goods entering the economic territory of Uruguay. These international trade intermediation activities were not accounted for under the previous methodology.

Balance of Payments(1)

(in millions of US$)

	2018(2)		2019(2)		2020(2)		2021(2)		2022(2)
Current Account
Merchandise trade balance	US$	2,384.5	US$	3,112.7	US$	2,153.3	US$	4,489.1	US$	3,541.0
Exports		11,778.0		11,865.4		10,057.0		15,700.4		17,155,7
Imports		9,393.5		8,752.7		7,903.6		11,211.3		13,614.7
Services, net		891.3		605.8		272.7		11.4		348.1
Primary Income		(3,670.7)		(3,041.9)		(2,937.5)		(6,118.8)		(6,292.1)
Secondary Income(3)		89.0		71.7		68.6		77.8		134.8

Total current account	US$	(305.9)	US$	748.3	US$	(442.8)	US$	(1,540.6)	US$	(2,268.1)

Capital Account	US$	45.7	US$	(373.3)	US$	53.9	US$	(30.0)	US$	0.6

Financial Account(4)
Direct Investment		729.2		(1,390.8)		(1,016.4)		(1,764.0)		(3,274.3)
Portfolio Investment (5)		(1,243.1)		1,037.7		1,479.8		862.1		1,541.4
Financial Derivatives		(21.4)		7.3		46.3		465.6		835.4
Other investment		631.2		1,612.4		(1,633.6)		(1,137.7)		301.3
Variation in Banco Central reserve assets(6)		(408.1)		(1,110.6)		1,629.8		843.4		(1,578.2)
of which:
Gold(7)		—		—		—		—		—
Special Drawing Rights (“SDRs”)		(0.2)		(0.4)		0.5		583.4		2.3
IMF Position		19.4		13.8		24.5		18.4		9.0
Foreign Exchange		(810.6)		814.5		1,023.8		137.4		(25.2)
Other holdings		383.2		(1,938.4)		2,629.6		104.2		(1,564.2)

Total financial account	US$	(312.2)	US$	149.0	US$	505.9	US$	(730.6)	US$	(2,174.4)

Errors and Omissions(8)	US$	(51.9)	US$	(226.0)	US$	894.8	US$	840.0	US$	93.2

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, including gifts.
(4)

A positive (negative) value means that net acquisition of financial assets abroad by residents was higher (lower) than net incurrence of financial liabilities with non-residents, implying net capital outflows (inflows).

(5)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(6)

Change in Banco Central international reserve assets only records variations due to transactions (and not variations due to revaluations or other variations such as accounting write-offs and cancellations, among others).

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.
(8)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, net foreign trade on services, primary income (interest and dividend net payments) and secondary income (current transfers).

In 2018, the current account recorded a deficit of US$305.9 million. This negative balance was mainly attributable to a decrease in the balance of trade of services.

In 2019, the current account recorded a surplus of US$748.3 million. The US$1,054.2 million increase in the current account balance compared to 2018 was mainly attributable to an increase in the surplus of trade of goods and a decrease in primary income deficit.

In 2020, the current account recorded a deficit of US$442.8 million. The US$1,191.1 decrease in the current account balance compared to 2019 was mainly attributable to two opposing trends. On the one hand, primary income deficit decreased due to lower rents payable on profits earned by foreign direct investment (“FDI”) companies in the country. On the other hand, the balance of goods and services decreased as a result of the COVID-19 pandemic, which affected exports to a greater extent than imports, which fell by 15% and 10%, respectively, when measured in U.S. dollars. The balance of services was severely affected by the COVID-19 pandemic, decreasing to US$272.7 million in 2020 from US$605.8 million in 2019, mainly due to the effect that the closure of national borders had on inbound tourism.

In 2021, the current account recorded a deficit of US$1,540.6 million. The US$1,097.8 million increase in the current account deficit compared to 2020 was mainly attributable to an increase in primary income deficit, primarily due to higher profits from FDI companies in the country. In addition, during 2021, the balance of goods surplus increased by US$2,335.7 million compared to 2020.

In 2022, the current account recorded a deficit of US$2,268.1 million. The US$727.6 million increase in the current account deficit compared to 2021 was mainly attributable to a decrease in the surplus of trade of goods.

Capital Account

Uruguay’s capital account reflects capital transfers and the net acquisition of non-produced, non-financial assets. In 2018, 2020 and 2022, Uruguay’s capital account recorded a net lending of US$45.7 million, US$53.9 million and US$0.6 million, respectively, whereas in 2019 and 2021, Uruguay’s capital account recorded a net borrowing of US$373.3 million and US$11.0 million, respectively, mainly due to the acquisition of non-produced, non-financial assets from the non-financial private sector.

Financial Account

Uruguay’s financial account includes direct investment, portfolio investment, financial derivatives, other investment and variations in Banco Central reserve assets.

In 2018, Uruguay’s financial account recorded a net borrowing of US$312.2 million. In 2018, FDI and other investments recorded net outflows of US$1,360.4 million in the aggregate, while portfolio investments and financial derivatives recorded net inflows of US$1,264.5 million in the aggregate. Banco Central’s reserve assets decreased by US$408.1 million in 2018, mainly due to a decrease in deposits of the Central Government with Banco Central, mainly driven by the repayment upon maturity of a U.S. dollar-denominated bond issued by the Republic. This decrease was partially offset by a sovereign issuance of U.S. dollar-denominated bonds in April 2018, the purchase of foreign currency by Banco Central and an increase in deposits of the banking system and other institutions with Banco Central.

In 2019, Uruguay’s financial account recorded a net lending of US$149.0 million. In 2019, FDI recorded net inflows of US$1,390.8 million, while portfolio and other investments and financial derivatives recorded net outflows of US$2,643.1 million in the aggregate. Reserve assets decreased by US$1,110.6 million in 2019, mainly due to a net sale of foreign currency by Banco Central, which was partially offset by an increase in deposits of the banking system and other institutions with Banco Central.

In 2020, Uruguay’s financial account recorded a net lending of US$505.9 million. In 2020, FDI and other investments recorded net inflows of US$2,650.0 million in the aggregate, while portfolio and financial derivatives recorded net outflows of US$1,526.1 million in the aggregate. Banco Central’s reserve assets increased by US$1,629.8 million in 2020. This increase was mainly due to an increase in net purchases of foreign currency by Banco Central and, to a lesser extent, an increase in deposits of the banking system with Banco Central, which were partially offset by a decrease in the deposits from pension funds and the Central Government with Banco Central.

In 2021, Uruguay’s financial account recorded a net borrowing of US$730.6 million. In 2021, FDI and other investment recorded net inflows of US$2,901.7 million in the aggregate, while portfolio and financial derivatives recorded net outflows of US$1,327.1 million in the aggregate. Banco Central’s reserve assets increased by US$843.4 million in 2021. This increase was mainly due to an increase in deposits of the Uruguayan banking system with Banco Central, a Special Drawing Rights (SDRs) 411 million (approximately US$583 million) allocation from the IMF in August 2021 and, to a lesser extent, net purchases of foreign currency by Banco Central, which were partially offset by a decrease in the deposits from pension funds and the Central Government with Banco Central.

In 2022, Uruguay’s financial account recorded a net borrowing of US$2,174.4 million. In 2022, FDI recorded net inflows of US$3,274.3 million, while other investments, portfolio and financial derivatives recorded net outflows of US$2,678.0 million in the aggregate. Reserve assets decreased by US$1,578.2 million in 2022, mainly due to a net sale of foreign currency by Banco Central to non-financial public corporations and a decrease in the deposits from the banking system and other institutions with Banco Central.

Errors and Omissions

Errors and omissions record current and financial transactions not properly captured in the compilation of balance of payment’s data. A positive sign may be an indication of an underestimation of the result of the current or capital accounts (higher surplus or lower deficit) and/or an overestimation of the net outflow of financial assets (lower outflows or higher inflows).

In 2020, 2021 and 2022, errors and omissions recorded a positive value of US$894.8 million, US$840.0 million, and US$93.2 million, respectively, while in 2018 and 2019 they recorded a negative value of US$51.9 million and US$226.0 million, respectively.

International Reserves

As of December 31, 2022, the international reserve assets of Banco Central stood at US$15.1 billion, compared to US$17.0 billion at December 31, 2021.

The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of Banco Central and the Banking System (1)

(in millions of US$)

	As of December 31,
	2018			2019			2020			2021			2022
Banco Central	US$	15,557	(2)	US$	14,505	(3)	US$	16,217	(4)	US$	16,953	(5)	US$	15,144	6)
Of which gold represents		4			5			6			6			6
Public Banks		929			777			2,458			2,336			2,720
Private Banks		3,385			4,027			5,278			5,699			5,839

International reserve assets	US$	19,871		US$	19,309		US$	23,953		US$	24,988		US$	23,703

(1)	All figures are at market value as of the date indicated.
(2)	This amount includes US$5,581 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,576 million of public sector financial institutions, with Banco Central.
(3)	This amount includes US$6,012 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,691 million of public sector financial institutions, with Banco Central.
(4)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,920 million of public sector financial institutions, with Banco Central.
(5)	This amount includes US$7,126 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,254 million of public sector financial institutions, with Banco Central.
(6)	This amount includes US$6,726 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,469 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors (including interest rates) affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. There are no restrictions to buying or selling foreign currency in Uruguay. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

Foreign investment in Uruguay was traditionally directed towards the industrial, construction and tourism-related sectors and land. However, since 2004, Uruguay has attracted significant foreign investment in paper pulp mills, renewable energy (wind) and real estate projects. In 2018, estimated foreign direct investment accounted for net outflows of US$0.7 billion. In 2019, 2020, 2021 and 2022, estimated foreign investment accounted for net inflows of US$1.4 billion, US$1.0 billion, US$1.8 billion and US$3.3 billion, respectively.

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks and other financial institutions. Banco Central has primary responsibility for implementing monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Under Banco Central’s current charter, the Board of Directors is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Pursuant to its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities that have an aggregate principal amount of up to 10% of the government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under Article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law No. 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law No. 18,401 placed the supervision and regulation of the banking sector and the regulation of insurance companies, the stock market and pension funds under a single agency, the Superintendencia de Servicios Financieros.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective on June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market.

In September 2007, Banco Central began defining monetary policy by reference to short-term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short-term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short-term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered, at the time, ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso.

On August 6, 2020, Banco Central announced that it would revert to a short-term interest rate target as the monetary policy instrument under the inflation targeting regime, abandoning the use of the monetary base as its principal monetary policy tool. Initially, Banco Central launched a trial period for the operation of short-term instruments (fine-tuning instruments), and on August 17, 2020, it began to issue short-term instruments regularly. In addition, on August 27, 2020, the Macroeconomic Coordination Committee announced it would set the inflation target range between 3%-6% starting in September 2022, reducing the ceiling and narrowing the range by one percentage point as a way of reinforcing the commitment to the disinflation strategy.

On September 3, 2020, in an extraordinary meeting of the Monetary Policy Committee (“COPOM,” for its acronym in Spanish), Banco Central introduced a short-term interest rate target of 4.5%, seeking to provide greater transparency to market signals, while allowing for fine-tuning of monetary policy at higher frequency.

On August 11, 2021, Banco Central increased the reference interest rate (Monetary Policy Rate) by 50 basis points to 5.0%, gradually moderating the expansionary monetary policy implemented following the outbreak of COVID-19. The COPOM also announced its intention to continue moving towards a gradual adjustment in interest rates.

On October 5 and November 11, 2021, Banco Central increased the reference interest rate by 25 basis points and 50 basis points, respectively, to reach 5.75%. In 2022, the COPOM met nine times and increased the reference interest rate by a total of 575 basis points, to reach 11.5%.

On December 23, 2020, Banco Central proposed a schedule for a gradual reduction in reserve requirements for deposits in local currency, as a counter-cyclical policy response and to buttress the de-dollarization strategy. Pursuant to such schedule, in 2021, reserve requirements for local currency deposits were gradually reduced from 22% to 15% for local currency deposits with a term shorter than 30 days, from 11% to 3% for local currency deposits with a term between 30 to 90 days, from 7% to 2% for local currency deposits with a term between 180 to 365 days and from 5% to 1% for local currency deposits with a term longer than one year. This measure resulted in a total release of funds to the economy in an amount approximately equal to 1% of GDP as of December 31, 2021.

As of December 31, 2022, 72.3% of all deposits held with the banking system were denominated in foreign currencies (primarily U.S. dollars), a 3% decrease when compared to December 31, 2021. The ability of Banco Central to implement an effective monetary policy could be curtailed by the high degree of dollarization of the Uruguayan economy.

Inflation

On December 1, 2022, the INE announced changes in calculation of the CPI, including: (i) moving the calculation base from December 2010 to October 2022, (ii) adding new products such as streaming services, (iii) removing other products, such as postal services and DVD players, and (iv) increasing the amount of collected prices and numbers of shops from 35,000 to 45,000 and from 3,000 to 3,700, respectively.

The following table shows changes in the CPI and the WPI for the years indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
2018	8.0%	10.0%
2019	8.8%	20.1%
2020	9.4%	3.6%
2021	8.0%	20.7%
2022	8.3%	(1.9%)

Source: National Institute of Statistics.

In 2018, the inflation rate climbed to 8.0% (above the 3.0-7.0% target range set by Banco Central), mainly due to the inflationary effects of the depreciation of the peso. In 2019, the inflation rate reached 8.8% (above the

3.0-7.0% target range set by Banco Central), mainly due to the depreciation of the peso and an increase in beef prices driven by an increase in processed meats exports to China. In 2020, the inflation rate reached 9.4% (above the 3.0-7.0% target range set by Banco Central), mainly due to the inflationary effects of the depreciation of the peso, following the outbreak of the COVID-19 pandemic. In 2021, the inflation rate reached 8.0% (above the 3.0-7.0% target range set by Banco Central), mainly due to an increase in commodity prices, particularly in the prices of beef and fish. In 2022, the inflation rate reached 8.3% (above the 3.0-7.0% target range set by Banco Central), mainly due to the impact of the Russia-Ukraine conflict and related sanctions against Russia on commodity prices, which drove an increase in the inflation rate between 9%-10% until the end of the third quarter. During the last quarter of 2022, the inflation rate decreased, mainly due to the partial reversal of the impact of commodity prices, the appreciation of the peso and monetary policy measures adopted by Banco Central.

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base

(in millions of US$(1))

	As of December 31,
	2018		2019		2020		2021		2022
Currency, including cash in vaults at banks	US$	2,472	US$	2,269	US$	2,201	US$	2,290	US$	2,514
Other		1,094		1,064		909		714		857

Monetary base	US$	3,566	US$	3,333	US$	3,110	US$	3,005	US$	3,371

(1)	Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	For the year ended December 31,
	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)
M1 (% change)(2)	8.9%	5.1%	18.5%	17.8%	0.4%
M2 (% change)(3)	10.3	5.7	16.9	15.7	7.1
Credit from the financial system (% change)	12.4	13.2	13.6	15.0	12.7
Average annual peso deposit rate	5.3%	6.5%	4.2%	4.5%	8.9%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

Liquidity and Credit Aggregates

(in millions of US$(1))

	As of December 31
	2018(2)		2019(2)		2020(2)		2021(2)		2022(2)
Liquidity aggregates:
Currency, excluding cash in vaults at banks	US$	1,862	US$	1,686	US$	1,669	US$	1,743	US$	1,939
M1(3)		7,371		6,719		7,018		7,833		8,776
M2(4)		10,054		9,218		9,502		10,410		12,438
M3(5)		28,557		28,666		31,424		34,774		38,120
Credit aggregates:
Private sector credit		15,502		14,919		14,785		15,787		19,286
Public sector credit		1,488		1,494		1,481		1,726		1,752

Total domestic credit	US$	16,990	US$	16,413	US$	16,266	US$	17,513	US$	21,039

Deposits:
Uruguayan Peso deposits	US$	8,192	US$	7,532	US$	7,833	US$	8,667	US$	10,499
Foreign currency deposits		21,322		22,591		25,372		27,821		29,026

Total deposits	US$	29,514	US$	30,123	US$	33,205	US$	36,488	US$	39,525

Deposits of non-residents	US$	2,819	US$	3,142	US$	3,451	US$	3,457	US$	3,344

(1)	Exchange rate at the end of the relevant year.
(2)	Preliminary data.
(3)	Currency in circulation plus peso-denominated demand deposits.
(4)	M1 plus peso-denominated savings deposits.
(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.4% in both December 2018 and December 2019, 0.1% in both December 2020 and December 2021 and 0.5% in December 2022. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system stood at 6.0% in December 2018, 7.1% in December 2019, 4.8% in December 2020, 5.1% in December 2021 and 9.2% in December 2022.

Credit Quality

The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. As of December 31, 2018, the ratio of non-performing loans (“NPLs”) to total loans was 3.2% while the provision for NPLs ratio stood at 6.3% (both including Banco Hipotecario). As of December 31, 2019, the ratio of NPLs to total loans was 3.0% while the provision for NPLs ratio stood at 5.3% (both including Banco Hipotecario). As of December 31, 2020, the ratio of NPLs to total loans was 2.7% while the provision for NPLs ratio stood at 4.8% (both including Banco Hipotecario). As of December 31, 2021, the ratio of NPLs to total loans was 1.5% while the provision for NPLs ratio stood at 4.2% (both including Banco Hipotecario). As of December 31, 2022, the ratio of NPLs to total loans was 1.5% while the provision for NPLs ratio stood at 4.1% (both including Banco Hipotecario). For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

Foreign Exchange Market

Between 1990 and June 2002, the Uruguayan peso gradually lost value relative to other currencies. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the

Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. Starting in 2003, the peso strengthened against the U.S. dollar.

In 2008, the appreciation of the peso was temporarily interrupted by the financial crisis. Between June 1, 2013 and April 26, 2016, the peso depreciated 57.3% in line with the fluctuation recorded in other emerging economies. During 2018, the peso initially appreciated by 2.0% against the U.S. dollar throughout April 2018, and depreciated by 15.1% against the U.S. dollar between May and December 2018. During 2019, the peso depreciated 15.3% against the U.S. dollar in line with similar fluctuations recorded for currencies from other emerging economies against the U.S. dollar. During 2020, the peso depreciated 13.4% against the U.S. dollar, with a sharp depreciation in the first quarter due to the outbreak of the COVID-19 pandemic, remaining relatively stable during the rest of the year. During 2021, the peso depreciated 5.6% against the U.S. dollar, with a sharp depreciation in the first quarter due to an increase in COVID-19 cases, an appreciation until the end of August 2021 and a depreciation during the rest of the year. During 2022, the peso appreciated 10.3% against the U.S. dollar, with a sharp appreciation during the first semester due to a strong increase in commodity prices and a contractionary monetary policy, and a depreciation during the second semester.

Since the mid-1970s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates

(pesos per US$)

	High	Low	Average	Period-End
2018	33.214	28.151	30.739	32.390
2019	38.012	32.425	35.284	37.336
2020	45.942	37.194	42.057	42.340
2021	44.695	41.940	43.574	44.695
2022	44.731	38.341	41.126	40.071

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

The following table shows the value in pesos of one UI and one UP as of the dates indicated:

Value in pesos as of December 31,	UI	UP
2018	Ps.4.0270	Ps.1.0281
2019	Ps.4.3653	Ps.1.1267
2020	Ps.4.7846	Ps.1.2122
2021	Ps.5.1608	Ps.1.2785
2022	Ps.5.6023	Ps.1.4100

Source: National Institute of Statistics.

THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter, as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, the supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain a minimum capital requirement for systemic risk of up to 2% and an additional capital conservation buffer of 2.5% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which was fully implemented by the end of 2019.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars—impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates—loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs 130 million. The minimum capital required for financial houses and cooperatives with limited licenses is UIs 65 million, and for off-shore banks is US$4.5 million. As of December 31, 2022, one UI was equal to Ps.5.6023.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the nine private banks operating in Uruguay as of December 31, 2022, seven were Uruguayan corporations majority-owned by foreign banks and two were branches of foreign banks. In accordance with current legislation, the Republic guarantees up to US$10,000 of deposits in foreign currency and up to UIs 250,000 of deposits in pesos, including, in both cases, capital and accrued interests.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives: the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, making them subject to the same regulatory requirements. As of December 31, 2022, there were no financial cooperatives holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2022, Banco de la República held approximately 43.9% of deposits of the private non-financial sector within the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from those two institutions.

The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third-largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IDB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito. The rescheduled deposits were repaid commencing in 2004.

On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IDB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law No. 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002, and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, which was set up as a private bank, although its capital was initially owned by the government, and acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by the new commercial bank entitle depositors to a pro-rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. To fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

Beginning in March 2003, the level of deposits by the non-financial private sector started to increase and by December 2003, such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. As of December 31, 2018, Banco Hipotecario had US$1.91 billion of assets and US$1.01 billion of capital. As of December 31, 2019, Banco Hipotecario had US$1.82 billion of assets and US$0.86 billion of capital, and remained in full compliance with Uruguay’s minimum capital adequacy ratios requirements. As of December 31, 2020, Banco Hipotecario had US$1.75 billion of assets and US$0.84 billion of capital. As of December 31, 2021, Banco Hipotecario had US$1.79 billion of assets and US$0.85 billion of capital, and remained in full compliance with Uruguay’s current minimum capital adequacy ratios requirements. As of of December 31, 2022, Banco Hipotecario had US$2.13 billion of assets and US$1.01 billion of capital, and remained in full compliance with Uruguay’s current minimum capital adequacy ratios requirements.

In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust; Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million, which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In 2008, the Uruguayan financial system felt some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion.

In 2018, deposits of the non-financial private sector with the banking system decreased by 0.1% from US$28.40 billion as of December 31, 2017 to US$28.38 billion as of December 31, 2018. As of December 31, 2018, approximately 73.6% of these deposits were denominated in U.S. dollars and 9.8% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 0.3%, totaling US$15.2 billion as of December 31, 2018 (of which approximately 51.5% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 0.7% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.2% as of December 31, 2018 (3.4% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2018 represented 15.0% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.88. Bank credit to the non-financial sector represented approximately 24.9% of Uruguay’s GDP.

In 2019, deposits of the non-financial private sector with the banking system stood at US$29.2 billion as of December 31, 2019. As of December 31, 2019, approximately 76.2% of these deposits were denominated in U.S. dollars and 10.4% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system decreased by 3.8%, totaling US$14.7 billion as of December 31, 2019 (of which approximately 50.5% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 0.9% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.0 % as of December 31, 2019 (3.4% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2019 represented 15.2% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.90. Bank credit to the non-financial sector represented approximately 25.2% of Uruguay’s GDP.

In 2020, deposits of the non-financial private sector with the banking system stood at US$32.3 billion as of December 31, 2020. As of December 31, 2020, approximately 77.3% of these deposits were denominated in U.S. dollars and 10.3% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system decreased by 0.9%, totaling US$14.5 billion as of December 31, 2020 (of which approximately 50.1% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 1.4% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2020 (2.8% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2020 represented 15.8% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.98. Bank credit to the non-financial sector represented approximately 28.6% of Uruguay’s GDP.

In 2021, deposits of the non-financial private sector with the banking system stood at US$35.4 billion as of December 31, 2021. As of December 31, 2021, approximately 77.2% of these deposits were denominated in U.S. dollars and 9.5% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 6.9%, totaling US$15.5 billion as of December 31, 2021 (of which approximately 50.7% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 3.4% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.5% as of December 31, 2021.

Regulatory capital as of December 31, 2021 represented 16.3% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.84. Bank credit to the non-financial sector represented approximately 28.8% of Uruguay’s GDP.

In 2022, deposits of the non-financial private sector with the banking system stood at US$38.1 billion as of December 31, 2022. As of December 31, 2022, approximately 75.0% of these deposits were denominated in U.S. dollars and 8.7% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 22.0%, totaling US$19.0 billion as of December 31, 2022 (of which approximately 48.0% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 2.9% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.5% as of December 31, 2022.

Regulatory capital as of December 31, 2022 represented 16.8% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.89. Bank credit to the non-financial sector represented approximately 28.0% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely to take early action on a case-by-case basis and correct any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of the dates indicated:

Classification of Aggregate Assets of the Uruguayan Banking System (1)

(as of March 31, 2022 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	32,625	26	159,106	28,805	39,659	27,746	5,228	11,488	304,683
Privately owned banks	95,828	426	414,351	110,087	89,239	13,019	15,919	5,577	744,446
Financial houses	40	22	38	16	31	121	20	—	288
Cooperatives	55	—	531	30	104	107	25	199	21,191
Total	128,548	474	574,026	138,938	129,033	40,993	21,192	17,264	1,050,468

Percentage	12.2%	0.1%	54.6%	13.2%	12.3%	3.9%	2.0%	1.6%	100.0%

(1)	Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System (1)

(Based on payment behavior of clients)

(as of December 31, 2022)

Institution Type	Performing Loans	NPLs
Banco de la República	99.6%	0.4%
Banco Hipotecario del Uruguay	98.9%	1.1%
Private banks	99.7%	0.3%
Cooperatives	95.4%	4.6%
Financial houses	100.0%	—
Total	99.6%	0.4%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System for

Gross NPLs (1)

(as of December 31, 2022)

Institution Type	Provisions
Banco de la República	419%
Banco Hipotecario del Uruguay	393%
Private banks	274%
Cooperatives	103%
Financial houses	—
Total	350%

(1)	Total provisions as a percentage of gross NPLs to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2018	2019	2020	2021	2022
	Number	Number	Number	Number	Number(1)	Loans(2)	Deposits(3)
Financial Institutions:
State-owned	2	2	2	2	2	34.4%	46.5%
Privately-owned(1)	14	11	11	11	10	65.5%	53.5%
Cooperatives	1	1	1	1	1	0.1%	—

Total	17	14	14	14	13	100.0%	100.0%

(1)	At December 31, 2022, includes nine banks and one financial entity.
(2)	Loans to non-financial sector, net of provisions.
(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector

(% of total credit)

	Banco Central(1)		Private Commercial Banks(2)		Banco de la República
As of December 31,	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
2018	0.3	0.1	23.2	43.1	18.7	14.6
2019	—	—	25.0	42.9	18.8	13.3
2020	—	—	25.6	42.5	18.5	13.5
2021	—	—	26.6	43.5	17.5	12.5
2022	—	—	29.1	40.1	18.5	12.3

(1)	Banco Central credit to the private sector was fully provisioned as of December 31, 2019.
(2)	Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

Since the early 1980s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2022, the amount of credit denominated in foreign currencies represented 47.9% of total credit to the domestic non-financial private sector, including Banco Hipotecario.

As of December 31, 2022, the Uruguayan financial sector also included four domestic and eleven foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law No. 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange.

In 2018, total trading volume increased to US$35.2 billion, primarily as a result of an increase in the issuance of certificates of deposit by banking entities. In 2019, the aggregate trading volume decreased to US$30.8 billion, primarily as a result of a decrease in transactions involving securities issued by the central government and certificates of deposit and other securities issued by the private sector. In 2020, the aggregate trading volume decreased to US$ 25.5 billion, primarily as a result of a decrease in transactions involving certificates of deposit. In 2021, the aggregate trading volume increased to US$33.9 billion, primarily as a result of an increase in transactions involving certificates of deposit. In 2022, the aggregate trading volume increased to US$37.2 billion, primarily as a result of an increase in transactions involving certificates of deposit and central government securities.

Consolidated Montevideo Stock Exchange &

Electronic Stock Exchange Securities Trading Volume

(in millions of US$)

	2018		2019		2020		2021		2022
Private sector securities:
Equities	US$	6	US$	4	US$	6	US$	4	US$	2
Bonds		35		79		4		178		10
Certificates of deposit & other		22,611		21,115		16,666		24,738		25,382

Total private sector securities(1)		22,652		21,198		16,676		24,920		25,394

Public sector securities:
Central government		11,820		9,471		8,736		8,953		11,756
Public enterprises		684		149		42		7		96

Total public sector securities		12,504		9,620		8,778		8,960		11,852

Total	US$	35,156	US$	30,818	US$	25,454	US$	33,880	US$	37,246

Number of listed companies:
Equities		8		7		7		7		7
Bonds and other debt issuers		57		61		63		68		72

Total		65		68		70		75		77

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749), as amended, governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

In May 2021, the newly appointed President of the Securities Market Promotion Commission, along with the Minister of Economy and Finance and the President of Banco Central, relaunched the Securities Market Promotion Commission. The Commission is mandated to study the Uruguayan financial market and to suggest the relevant regulation changes needed in order to boost the ability of the financial market to act as a funding supplier for firms and investment opportunities for the general public as well as for institutional investors.

PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The consolidated Uruguayan public sector fiscal accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, and Banco de Seguros del Estado. Central government expenditures are financed chiefly through tax revenues, domestic and external borrowing, and distribution of dividends from state-owned companies. Tax collections comprise value-added taxes, excise taxes, income taxes, net worth taxes, tariffs and other minor taxes. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the remainder. Banco Central generally runs deficits principally due to interest payments on short-term monetary bills and deposits of the financial sector net of remunerated assets, and its own operational costs.

On December 17, 2020, Banco Central published revised figures on GDP and national accounts, updating the base year of such calculations from 2005 to 2016. See “Introduction.” The information presented in this section is based on 2016 GDP prices.

The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances

(in millions of US$ and % of total GDP)

	2018			2019			2020			2021(1)			2022(1)
NON-MONETARY PUBLIC SECTOR REVENUES	US$	18,646	28.6%	US$	17,289	27.9%	US$	15,004	28.0%	US$	16,600	27.0%	US$	19,303	27.1%
Central government		12,907	19.8		11,864	19.1		10,607	19.8		11,748	19.1		13,769	19.3
Value-added taxes		5,454	8.4		5,160	8.3		4,677	8.7		5,346	8.7		6,140	8.6
Income taxes (corporate and personal)		4,240	6.5		3,926	6.3		3,483	6.5		3,845	6.3		4,675	6.6
Taxes on capital		700	1.1		682	1.1		600	1.1		633	1.0		767	1.1
Other taxes on goods and services		1,571	2.4		1,463	2.4		1,306	2.4		1,442	2.3		1,752	2.5
Tax credit certificates		(1,259)	(1.9)		(1,307)	(2.1)		(1,171)	(2.2)		(1,373)	(2.2)		(1,946)	(2.7)
Foreign trade taxes		679	1.0		627	1.0		549	1.0		687	1.1		810	1.1
Others		1,523	2.3		1,313	2.1		1,163	2.2		1,168	1.9		1,206	1.7
Social Security Revenues (BPS)(2)		5,302	8.1		4,946	8.0		3,879	7.2		3,979	6.5		4,831	6.8
Public Enterprises Primary Balance		437	0.7		478	0.8		518	1.0		873	1.4		704	1.0

NON-MONETARY PUBLIC SECTOR PRIMARY EXPENDITURES	US$	18,248	28.0%	US$	17,627	28.4%	US$	16,176	30.2%	US$	17,122	27.9%	US$	19,775	27.8%
Central government - Banco de Previsión Social (“BPS”) Current Primary Expenditure		16,902	25.9		16,226	26.2		15,110	28.2		16,028	26.1		18,096	25.4
Wages and salaries		3,183	4.9		3,105	5.0		2,803	5.2		2,865	4.7		3,270	4.6
Non personnel expenditures		2,270	3.5		2,206	3.6		2,119	4.0		2,654	4.3		2,775	3.9
Pension payments		6,061	9.3		5,815	9.4		5,375	10.0		5,593	9.1		6,340	8.9
Transfers		5,388	8.3		5,101	8.2		4,813	9.0		4,916	8.0		5,710	8.0
Investment		1,324	2.1		1,401	2.3		1,066	2.0		1,093	1.8		1,679	2.4
Central Government		875	1.3		828	1.3		681	1.3		666	1.1		1,106	1.6
Pubic Enterprises		471	0.7		573	0.9		386	0.7		428	0.7		574	0.8
Local Governments Primary Balance(3)		29	—		(40)	(0.1)		38	0.1		72	0.1		91	0.1
Banco de Seguros del Estado (BSE) Primary Balance		(90)	(0.1)		73	0.1		6	—		61	0.1		14	—
Central Government-BPS Primary Balance		432	0.7		(244)	(0.4)		(1,305)	(2.4)		(967)	(1.6)		(602)	(0.8)

NON-MONETARY PUBLIC SECTOR PRIMARY BALANCE	US$	338	0.5%	US$	(305)	(0.5)%	US$	(1,128)	(2.1)%	US$	(388)	(0.6)%	US$	(367)	(0.5)%
Banco Central Primary Balance		(49)	(0.1)		(34)	(0.1)		(1)	—		(23)	—		(36)	(0.1)

PUBLIC SECTOR PRIMARY BALANCE	US$	289	0.4%	US$	(339)	(0.5)%	US$	(1,130)	(2.1)%	US$	(411)	(0.7)%	US$	(403)	(0.6)%
Interest Payments		2,045	3.1		1,642	2.6		1,632	3.0		1,747	2.8		1,864	3.0
Central government		1,677	2.6		1,473	2.4		1,428	2.7		1,287	2.1		1,546	2.2
Public Enterprises		95	0.1		95	0.2		82	0.2		78	0.1		70	0.1
Local Governments		—	—		—	—		—	—		—	—		—	—
Banco Central		474	0.7		260	0.4		263	0.5		537	0.9		436	(0.6)
Banco de Seguros del Estado		(201)	(0.3)		(186)	(0.3)		(141)	(0.3)		(154)	(0.3)		(188)	(0.3)
Central Government-BPS Overall Balance		(1,245)	(1.9)		(1,717)	(2.8)		(2,733)	(5.1)		(2,254)	(3.7)		(2,149)	(3.0)

PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	(1,756)	(2.7)%	US$	(1,981)	(3.2)%	US$	(2,762)	(5.2)%	US$	(2,158)	(3.5)%	US$	(2,267)	(3.2)%

(1)	Preliminary data.
(2)

Includes extraordinary revenues from transfers into the public Social Security Trust Fund. These inflows are associated with the enactment of a law introducing changes to the Uruguayan social security system. See “Fiscal Policy—Social Security.”

(3)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

In 2018, the public sector overall balance registered a deficit of US$1.8 billion (2.7% of GDP). This decrease in the overall deficit compared to 2017 includes inflows estimated at 1.1% of GDP associated with the enactment of a new law introducing changes to the Uruguayan social security system, as described below. See “Fiscal Policy—Social Security.” Disregarding these extraordinary revenues, the public sector overall balance in

2018 reflects a deficit increase equal to 0.6% of GDP when compared to 2017. The public sector primary balance registered a surplus of US$289 million (0.4% of GDP). Non-monetary public sector primary expenditures in 2018 totaled US$18.2 billion, an increase of 0.6% of GDP compared to 2017, mainly due to an increase in pension payments. Non-monetary public sector revenues in 2018 totaled US$18.6 billion, an increase of 1.4% of GDP compared to 2017, mainly as a result of the transfers to the FSS pursuant to the Cincuentones Law, as described above, and, to a lesser extent, higher tax collections, an increase in revenues from foreign trade and the transfers from the Energy Stabilization Fund to the Treasury. The Energy Stabilization Fund was established in 2010 as part of the government’s long-term management of the results of operations of the state-owned enterprises to reduce the impact of droughts affecting hydro-generation and increasing UTE’s electricity generation costs, and to mitigate the need to introduce abrupt rate adjustments affecting consumers. If the Energy Stabilization Fund’s assets exceed the fund’s annual coverage target (Valor Objetivo de Cobertura del Fondo), the government may require the fund to transfer such excess assets to the Treasury.

In 2019, the public sector overall balance registered a deficit of US$2.0 billion (3.2% of GDP). This increase in the overall deficit compared to 2018 includes inflows estimated at 1.1% of GDP to the FSS pursuant to the Cincuentones Law. The public sector primary balance registered a deficit of US$339 million (0.5% of GDP). Non-monetary public sector primary expenditures in 2019 totaled US$17.6 billion, an increase of 0.4% of GDP compared to 2018, mainly due to an increase in pension payments and wages and salaries. Non-monetary public sector revenues in 2019 totaled US$17.3 billion, a decrease of 0.7% of GDP compared to 2018, mainly as a result of lower tax collections and social security revenues.

In 2020, the public sector overall balance registered a deficit of US$2.8 billion (5.2% of GDP). Excluding inflows into the public social security trust fund estimated at 0.7% of GDP, Uruguay’s overall public sector deficit stood at 5.8% of GDP in 2020, compared to 4.3% of GDP in 2019. The public sector primary balance registered a deficit of US$1.1 billion (2.1% of GDP). Non-monetary public sector primary expenditures in 2020 totaled US$16.2 billion, an increase of 1.7% of GDP compared to 2019, mainly due to an increase in transfers due to the COVID-19 pandemic. Non-monetary public sector revenues in 2020 totaled US$15.0 billion, an increase of 0.1% of GDP compared to 2019, mainly as a result of higher value-added taxes revenues.

In 2021, the public sector overall balance registered a deficit of US$2.2 billion (3.5% of GDP). Excluding inflows into the public social security trust fund estimated at 0.4% of GDP, Uruguay’s overall public sector deficit stood at 3.9% of GDP in 2021, compared to 5.8% of GDP in 2020. The public sector primary balance registered a deficit of US$411 million (0.7% of GDP). Non-monetary public sector primary expenditures in 2021 totaled US$17.1 billion, a decrease of 2.3% of GDP compared to 2020, mainly due to a decrease in wages and salaries, pension payments and transfers. Non-monetary public sector revenues in 2021 totaled US$16.6 billion, a decrease of 0.9% of GDP compared to 2020, mainly as a result of lower social security revenues.

In 2022, the public sector overall balance registered a deficit of US$2.3 billion (3.2% of GDP). Excluding inflows into the public social security trust fund estimated at 0.2% of GDP, Uruguay’s overall public sector deficit stood at 3.4% of GDP in 2022, compared to 3.9% of GDP in 2021. The public sector primary balance registered a deficit of US$403 million (0.6% of GDP). Non-monetary public sector primary expenditures in 2022 totaled US$19.8 billion, a decrease of 0.1% of GDP compared to 2021, mainly due to a decrease in non-personnel expenditures. Non-monetary public sector revenues in 2022 totaled US$19.3billion, an increase of less than 0.1% of GDP compared to 2021, mainly as a result of higher social security and income tax revenues.

In 2022, Uruguay’s central government-BPS deficit represented approximately 3.0% of GDP. Excluding inflows into the public social security trust fund estimated at 0.2% of GDP, Uruguay’s central government-BPS deficit stood at 3.2% of GDP in 2022, below the target of 3.1% of GDP included in the 2021 Budget Law submitted to Congress in June 2022. Primary expenditures from the central government-BPS decreased 0.5% in real terms in 2022. Excluding expenses associated with the health emergency, expenditures increased 3.6% in real terms.

Uruguay implemented a meaningful structural fiscal consolidation for the 2020-2022 period, guided by the new fiscal rule introduced in 2020. In 2021 and 2022, the government complied with the pillars of the fiscal rules implemented in 2020.

Uruguay’s central government-BPS revenues represented approximately 26.1% of GDP in 2022, increasing 0.5 percentage points of GDP compared to 2021. In 2022, total revenues of central government-BPS increased by 2.3% in real terms, mainly due to an increase in tax revenues. In particular, real gross tax collection increased 5.4% in 2022.

Uruguay’s central government-BPS primary expenditures stood at 27.8% of GDP in 2022, decreasing by 0.1 percentage points of GDP compared to 2021. The decrease was almost entirely associated with decreases in all expenses, except for investments.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2018	2019	2020(1)	2021(1)	2022(1)
Value-added taxes (VAT)	47.9%	49.0%	49.7%	50.4%	51.8%
Income taxes (corporate and personal)	37.2	37.3	37.0	36.3	37.2
Taxes on capital	6.1	6.5	6.4	6.0	6.1
Other taxes on goods and services	13.8	13.6	13.6	13.8	14.0
Tax certificates	(11.1)	(12.4)	(12.4)	(12.9)	(15.5)

Foreign trade taxes	6.0	6.0	5.8	6.5	6.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempt from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of Uruguayan source. Personal income taxes are assessed on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 36%. Retirees are subject to personal income tax at a reduced rate. For fiscal year 2022, personal income below Ps.433,776 per annum (equivalent to approximately US$10,825 as of December 31, 2022) was exempt from personal income taxes. Import and export taxes are based on published tariff schedules.

The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments (1)

(in millions of US$ and % of total GDP)

	2018			2019			2020			2021			2022
Monetary liabilities(2)	US$	291	0.4%	US$	138	0.2%	US$	198	0.4%	US$	(37)	(0.1)%	US$	(193)	(0.3)%
Treasury bonds & bills		747	1.2		(353)	(0.6)		3,452	6.5		1,969	3.2		1,179	1.7
Loans(3)		244	0.4		135	0.2		819	1.5		1,113	1.8		328	0.5
Net deposits(4)		165	0.3		1,229	2.0		(267)	(0.5)		209	0.3		(668)	(1.0)
Net international reserves		407	0.6		1,085	1.8		(1,583)	(3.0)		(829)	(1.3)		1,565	2.2
Other(5)		(108)	(0.2)		(206)	(0.3)		67	0.1		(241)	(0.4)		37	0.1

Net borrowing requirements	US$	1,745	2.7%	US$	2,028	3.3%	US$	2,686	5.0%	US$	2,178	3.5%	US$	2,248	3.2%

(1)

Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.
(4)	“Net deposits” means deposits by public sector with banking sector net of credits.
(5)	“Other” includes the fluctuations in the remaining assets and liabilities of the Non-Financial Public Sector and Banco Central.

Source: Banco Central.

FISCAL POLICY

2020-2024 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

In August, 2020, the government submitted the five-year budget bill for the 2020-2024 period to Congress, which approved it in December 2020. The budget was based on certain macroeconomic assumptions and policy objectives related to the sustainability of public finances, macroeconomic stability, economic growth and social achievements. The budget lays the foundations for changes in fiscal policy decision-making and execution, in order to stabilize the ratio of debt to GDP and foster sustainable finances over the medium-term. Commitment to meeting fiscal targets is anchored on a new fiscal framework and the five-year budget that seeks to contain public sector expenditure.

The budget establishes a fiscal rule based on structural balance targets, to account for business cycle fluctuations and one-off/temporary spending and revenue items, together with a cap on real growth in primary expenditures in line with potential real economic growth. Additionally, a Fiscal Advisory Council and a Committee of Experts, is expected to provide the projected GDP numbers and other macroeconomic assumptions underlying the calculation of the structural fiscal result and assess the overall implementation of the fiscal rule.

The 2020-2024 Budget Law introduced a new rule-based fiscal framework, which includes a cap to annual incurrence of net indebtedness. For 2021, the legal limit is set at US$2,300 million (significantly lower than the cap of US$3,500 million set for 2020). This borrowing framework also includes a safeguard clause, with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized (for 2021, the augmented limit is equivalent to US$2,990 million). On July 7, 2021, the government communicated to Congress its decision to activate the safeguard clause to provide the additional budgetary resources required to address the economic and social impact of COVID-19.

In terms of budget allocation, education, infrastructure and public safety are the most important program areas of the 2020-2024 budget. Proposed governmental actions in support of these program areas include:

•	achieving high-quality public education through broadening access to education, committing to innovation and promoting scientific and technological knowledge;

•	repairing and maintaining road infrastructure, as well as extending the road network;

•	designing and executing public safety policies, professionalizing law enforcement and improving police personnel’s working conditions and remuneration;

•	promoting public-private partnerships to undertake a broad range of investments in logistics and infrastructure, aimed at consolidating Uruguay as a regional logistics hub; and

•	implementing human resource policies (related to income, mobility and training of public officials) that target innovation, by establishing variable performance-based salaries.

On July 9, 2020, Congress enacted a new fiscal rule into law as part of the Urgent Consideration Law. This fiscal rule is anchored on a structural fiscal result, limiting growth in the Central Government’s real primary spending based on the estimated long-term average (i.e., “potential”) growth of the economy, estimated at 2.1% for the period 2021-2030. Fiscal surpluses would be earmarked to a purported countercyclical fund to finance fiscal policies in recessionary economic cycles.

On September 29, 2021, the government established a technical, honorary and independent body composed of three members, tasked with assessing the overall implementation of the fiscal rule (the “Fiscal Advisory Council”).

On December 29, 2021, the government created the committee of experts (the “Expert Committee”), comprised of eleven members representing universities, consulting firms and think tanks. The Expert Committee is tasked with providing technical parameters to the Ministry of Economy and Finance, used for the calculations and projections of the structural fiscal balance.

The 2021 Rendición de Cuentas contemplated the allocation of additional resources, beyond those set in the 2020-2024 Budget Law, to education, research, development and innovation, and public safety. The additional spending related to education is estimated at US$45 million and US$55 million for 2023 and 2024, respectively. The government also estimated the allocation of an additional US$10 million to encourage research, development and innovation and US$4 million annually to the National Agency of Investigation and Innovation (ANII), during both 2023 and 2024. Finally, the additional expense for public safety is estimated at US$27 million and US$22 million for 2023 and 2024, respectively.

In addition, to foster the long-term growth of the economy, the 2021 Rendición de Cuentas provided for public policies related to international trade and commercial affairs, mitigation and adaptation of climate change, infrastructure investments, the development of the domestic capital market and buttressing the de-dollarization of the economy.

On July 7, 2022, the Fiscal Advisory Council concluded that the calculation of the structural fiscal balance presented in the 2021 Rendición de Cuentas was in accordance with the official methodology.

Social Security

Until 1995, Uruguay’s social security system was a government administered defined-benefit “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•

complementing the defined-benefit “pay-as-you-go” system with a defined-contribution system designed to develop over the years in which a portion of each worker’s contribution is deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the defined-contribution system mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions under the defined-contribution system are administered and invested by pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators (three private firms and one state-owned firm) are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which converged to 75% in 2015. The lower limit has been abandoned.

The reform also established a system that allows the tracking of each individual’s contributions, which is essential for improving the administration of contributions and pension benefits. The operations of Uruguay’s social security administration and the state-owned pension fund administration were also modernized and decentralized. Because the social security system continued to operate with a substantial defined-benefit “pay-as-you-go” system, these reforms were not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but were intended to reduce the deficit over time. In addition, the reforms were expected to induce savings and enhance the development of a domestic securities market.

In December 2017, Congress enacted legislation (the “Cincuentones Law”) allowing certain workers and retirees aged over fifty as of April 1, 2016, to change their affiliation from the individual capitalization pension scheme, which is managed by pension funds that manage contributions (Administradoras de Fondos de Ahorro Previsional or “AFAPs”) and insurance companies that pay out pensions in annuities, to the public social security “pay-as-you-go” scheme which is managed by the Banco de Prevision Social (the “BPS”). The government estimated that between 28,000 to 70,000 workers and retirees may change their affiliation through 2021. As of September 30, 2022, 36,689 workers and retirees had decided to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme.

The amounts so transferred and invested are held in a trust (the “Social Security Trust” or “FSS”) that has the BPS as its beneficiary, which will be ring-fenced until 2024 and will then be used gradually to pay for these additional pensions over a 20-year period. In accordance with the 2014 IMF Government Finance Statistics Manual, (i) all transactions related to the FSS are treated as transactions of the BPS and therefore the transfers into the FSS have been reflected as revenues in the central government’s fiscal balance, reducing the fiscal deficit, (ii) to the extent that some of these savings are transferred from AFAPs to the BPS in the form of government securities, such transfer results in a reduction in gross total public sector debt, and (iii) these and any future savings transferred to the BPS will not materially reduce public financing needs due to the FSS being ring-fenced for six years.

Starting October 2018, the AFAPs and insurance companies began transferring to the BPS the contributions of workers and retirees who elected to change their affiliation. These transactions were recorded and reported by the authorities in the relevant sections of fiscal accounts. In the medium term, pension fund liabilities assumed by BPS pursuant to this legislation may exceed accumulated revenues from transfers from the AFAPs and insurance companies, to the detriment of the government’s balance sheet.

The period for the last cohort of eligible workers to schedule an interview to receive advice from the Social Security Bank, in order to decide to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme expired on March 31, 2021 and, therefore, eligible workers and retirees are no longer allowed to change their affiliation.

Social Security Reform

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans aged 65 to 79 years and those aged 80 years and above, for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025	2050
65-79 years	226,034	268,154	336,526	341,247	414,212	563,315
80 years and above	46,782	60,736	98,459	124,152	148,459	262,716

Total	272,816	328,890	434,985	465,399	562,671	826,031

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased burden on the social security system.

On November 5, 2020, the Committee of Experts on Social Security (“CESS”), which was created in July 2020 with the enactment of the Urgent Consideration Law, began its analysis of the Uruguayan social security system to present recommendations for its reform to the government. The CESS is comprised of fifteen members appointed by the Executive Power. They have expertise in social security, demographic, economic and legal matters, among others. The composition of the CESS reflects the diversity of views regarding social security issues, both from social organizations and political parties.

On March 24, 2021, the CESS submitted a diagnostic report to the Executive Power and Congress. On November 24, 2021, the CESS submitted a recommendation report for the reform of the Uruguayan pension system to the Executive Power and Congress.

PUBLIC SECTOR DEBT

Central Government Debt

Law No. 19,924, enacted on December 18, 2020, constitutes the legal framework for public indebtedness (the “Public Sector Debt Law”). The Public Sector Debt Law establishes the maximum net indebtedness that the central government may incur for any given year. This borrowing framework also includes a safeguard clause with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized.

In 2022, the central government’s accumulated net indebtedness totaled US$1.8 billion, below the maximum net borrowing limit set for the year (US$2.1 billion):

Central Government’s Annual Net Indebtedness

(in millions of US$)

	As of December 31, 2022(1)
Gross Indebtedness	US$	4,564
Disbursements from Multilaterals and Financial Institutions		571
Total Issuance of Market Debt		3,992
Amortizations of Market Debt and Loans		2,604
Market Debt		2,441
Loans from Multilaterals and Financial Institutions		162
Change in Financial Assets		147
Net Indebtedness	US$	1,813

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

As of December 31, 2022, the central government gross debt stood at 57.3 % of GDP, while the central government’s net debt stood at 53.2% of GDP.

The following table sets forth information regarding the debt of the central government outstanding as of the dates indicated.

Central Government Debt

(in millions of US$)

	As of December 31,
	2018		2019		2020		2021(1)		2022(1)
Gross Debt(2)	US$	29,383	US$	29,838	US$	32,879	US$	35,498	US$	40,898
Of which
(% in foreign currency)		54%		56%		54%		53%		47%
(% in local currency)		46%		44%		46%		47%		53%
Of which
Nominal		10%		9%		6%		7%		7%
CPI-linked		31%		28%		31%		30%		32%
Wage-linked		5%		7%		9%		10%		14%
Average maturity (in years)		13.8		14.0		13.5		12.9		12.3
Net Debt	US$	26,208	US$	27,634	US$	30,120	US$	32,726	US$	37,979

(1)	Preliminary data.
(2)

Debt figures include all loans entered into, and financial market securities issued by, the central government in domestic and foreign currency, in both local and international markets, and held by private, multilateral, and/or other domestic or foreign public sector entities. Debt figures include central government securities held by the Social Security Trust Fund, and exclude non-market central government securities issued to capitalize Banco Central.

Source: Ministry of Economy and Finance.

In 2018, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.6 billion. This includes US$694 million issued under a joint liability management operation with Banco Central conducted in November 2018, pursuant to which investors tendered short term securities of Banco Central and the central government in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with longer maturity.

In 2019, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.3 billion. This includes US$499.1 million issued under a joint liability management transaction with Banco Central conducted in May 2019. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

In 2020, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.6 billion. These notes include the equivalent of US$949.2 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in January 2020. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

In 2021, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$1.9 billion.

In 2022, the central government issued peso-denominated treasury notes in the domestic market (in nominal pesos and linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.5 billion. These notes include the equivalent of US$1,019 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in February 2022. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

The following table sets forth information regarding Uruguay’s central government liquid assets and credit lines available on the dates indicated.

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of December 31,
	2018		2019		2020		2021		2022(1)
Total Financial Assets	US$	3,174	US$	2,204	US$	2,759	US$	2,773	US$	2,919
Of which
Liquid Assets(2)		2,132		1,213		1,582		1,611		1,590

Credit lines with multilateral organizations	US$	2,434	US$	2,191	US$	1,415	US$	1,865	US$	1,515

(1)	Preliminary data.
(2)	Financial assets of the central government that are not otherwise committed to a specific application.

Source: Ministry of Economy and Finance.

Public Sector Debt

The following table sets forth information regarding total gross public sector debt as of the dates indicated.

Total Gross Public Sector Debt

(in millions of US$)

	As of December 31,
	2018		2019(1)		2020(1)		2021(1)		2022(1)
Gross public sector external debt	US$	17,896	US$	18,950	US$	20,759	US$	21,856	US$	22,354
Gross public sector domestic debt(2)		20,565		18,309		19,164		20,540		25,342
Banco Central		6,973		5,857		6,207		6,128		6,633
Non-financial public sector		13,592		12,453		12,957		14,412		18,708

Total gross public sector debt(3)	US$	38,461	US$	37,259	US$	39,923	US$	42,396	US$	47,696

(1)	Preliminary data.
(2)	Public debt with Uruguayan residents excluding Treasury bonds held by the public sector.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and the World Bank’s methodology. Figures for previous years have been restated following this methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt of the central government, local governments, public sector enterprises and Banco Central known to be held by Uruguayan residents.

The following table sets forth information regarding the stock of gross public sector domestic debt of the government outstanding on the dates indicated.

Gross Public Sector Domestic Debt

(in millions of US$)

	As of December 31,
	2018		2019(1)		2020(1)		2021(1)		2022(1)
Treasury bonds(2)	US$	12,257	US$	11,208	US$	11,711	US$	13,232	US$	17,270
Other liabilities(3)		8,308		7,101		7,453		7,308		8,072

Total(4)	US$	20,565	US$	18,309	US$	19,164	US$	20,540	US$	25,342

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public sector domestic debt in the periods indicated.

Amortization of Gross Public Sector Domestic Debt

(in millions of US$)

	Outstanding as of December 31, 2022(1)		2023		2024		2025		2026		2027		2028		2029		2030 to Final Maturity
Treasury bonds(2)		17,270		1,172		1,233		1,816		1,022		1,424		976		484		9,142
Other liabilities(3)		8,072		6,414		689		264		208		167		91		6		233
Total(4)	US$	25,342	US$	7,587	US$	1,922	US$	2,080	US$	1,230	US$	1,591	US$	1,067	US$	490	US$	9,375

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$17.9 billion (or 27.4% of GDP) as of December 2018, US$19.0 billion (or 30.5% of GDP) as of December 2019, US$20.8 billion (or 38.7% of GDP) as of December 2020, US$21.9 billion (or 35.6% of GDP) as of December 2021 and US$22.4 billion (or 31.4% of GDP) as of December 2022.

The interest expense on Uruguay’s gross public sector external debt in 2022 represented 1.3% of GDP.

As of December 31, 2022, Uruguay’s gross public sector external debt comprised direct loans to the central government in the amount of approximately US$4.4 billion and public securities in an outstanding aggregate amount of approximately US$15.8 billion.

Total Gross Public Sector External Debt

(in millions of US$, except percentages)

	As of December 31,
	2018		2019(1)		2020(1)		2021(1)		2022(1)
Public sector:
Financial public sector (Banco Central)	US$	534	US$	508	US$	746	US$	1,094	US$	1,053
Non-financial public sector		17,362		18,442		20,013		20,762		21,302
Of which:
Treasury notes and bonds		13,395		14,389		15,076		15,474		15,787
Total(2)	US$	17,896	US$	18,950	US$	20,759	US$	21,856	US$	22,354

Total gross public sector external debt/GDP		27.4%		30.5%		38.7%		35.6%		31.4%
Total public sector external debt/exports		103.8%		110.0%		150.7%		112.7%		98.9%

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

In recent years, Uruguay accessed the international capital markets repeatedly in connection with the implementation of its financing and liability management strategies. The liability management transactions contribute to reduce refinancing risk and have allowed Uruguay to reduce its ongoing debt service requirements. See “—Debt Service and Debt Restructuring.”

Gross Public Sector External Debt, By Creditor

(in millions of US$ at period end)

	2018(1)		2019(1)		2020(1)		2021(1)		2022(1)
Multilateral organizations:
IBRD (World Bank)	US$	808	US$	1,107	US$	1,110	US$	1,457	US$	1,401
IDB		1,939		1,672		2,744		2,742		3,089
IMF(2)		408		406		422		986		938
Other		724		669		681		639		654
Total multilateral organizations		3,879		3,854		4,957		5,824		6,081
Bilateral creditors		144		139		139		108		81
Commercial banks		130		108		88		74		50
Other non-resident institutions		13,520		14,491		15,399		15,582		15,902
Of which:
Treasury bonds		13,395		14,389		15,076		15,474		15,787
Suppliers		223		358		174		268		240

Total(3)	US$	17,896	US$	18,950	US$	20,759	US$	21,856	US$	22,354

(1)	Preliminary data.
(2)

Corresponds to a general allocation of funds to all members approved by the IMF, pursuant to which Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, SDR 16 million (approximately US$25.3 million) in September 2009, and an additional SDR 411 million (approximately US$583 million) in August 2021.

(3)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth public sector external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public Sector External Debt Denominated By Currency (1)

(in millions of US$, except percentages)

	As of December 31, 2022%
Uruguayan pesos	US$	3,774	16.9%
U.S. dollars		15,980	71.5%
Euros		71	0.3%
Japanese yen		999	4.5%
SDRs		939	4.2%
Other		591	2.6%

Total(2)	US$	22,354	100.0%

(1)	Foreign currency composition is defined on a contractual basis and does not reflect adjustments for foreign exchange swap operations.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth the total public sector external debt, net of international reserve assets and certain other non-financial public sector and Banco Central assets, as of the dates indicated.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31,
	2018(1)			2019(1)			2020(1)			2021(1)			2022(1)
Total gross public sector external debt(2)	US$	17,896		US$	18,950		US$	20,759		US$	21,856		US$	22,354

Less external assets:
Non-financial public sector		144			342			202			209			312
Banco Central		16,498			15,505			17,425			18,173			16,411
Of which:
Banco Central international reserve assets(2)		15,557	(3)		14,505	(4)		16,217	(5)		16,953	(6)		15,144	(7)
Other assets		940			1,001			1,208			1,220			1,267

Total public sector external debt, net of reserve assets(8)	US$	1,254		US$	3,103		US$	3,131		US$	3,474		US$	5,631

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.
(3)	This amount includes US$5,379 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,577 million of public sector financial institutions, with Banco Central.
(4)	This amount includes US$5,744 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,691 million of public sector financial institutions, with Banco Central.
(5)	This amount includes US$6,479 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,922 million of public sector financial institutions, with Banco Central.
(6)	This amount includes US$6,963 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,253 million of public sector financial institutions, with Banco Central.
(7)	This amount includes US$6,710 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,460 million of public sector financial institutions, with Banco Central.
(8)	Totals may differ due to rounding.

Source: Banco Central.

Uruguay’s public sector external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public sector external debt accounted for 47% at December 31, 2018, 51% at December 31, 2019, 52% at December 31, 2020, 52% at December 31, 2021 and 47% at December 31, 2022.

Since the reprofiling of its foreign currency-denominated debt in 2003, Uruguay has deployed a liability management strategy that has allowed it to extend the average life of its outstanding debt and reduce overall interest expenses.

Multilateral Financing

Multilateral and regional financial institutions have been one of Uruguay’s frequent sources of external financing.

In April 2016, Uruguay’s central government executed a US$250 million credit line with IDB, increasing Uruguay’s contingent funding from the IDB to US$800 million.

In May 2018, a US$260.0 million fast disbursing credit line with the World Bank matured and was not renewed, decreasing Uruguay’s ’s central government aggregate contingent financing facilities with the World Bank from US$520.0 million to US$260.0 million.

In 2020, following the outbreak of the COVID-19 pandemic, Uruguay received US$1.1 billion from IDB loans, of which US$800 million correspond to disbursements from pre-approved credit lines granted for contingency financing.

As of December 31, 2022, the credit line available to Uruguay’s central government from CAF granted Uruguay access to contingency financing of approximately US$750 million.

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank, the IDB, CAF, FONPLATA and other regional financial institutions from time to time through lending programs available to finance structural reforms.

Amortization of Gross Public Sector External Debt

(in millions of US$)

	Outstanding as of December 31, 2022(1)		2023		2024		2025		2026		2027		2028		2029		2030 to Final Maturity
Central government
Multilateral organizations		4,391		245		360		382		387		415		434		357		1,810
Bilateral creditors		4		3		1		—		—		—		—		—		—
Commercial banks		38		10		1		1		1		1		1		1		21
Treasury bonds		15,787		166		447		377		457		476		677		524		12,663
Other creditors		—		—		—		—		—		—		—		—		—
Suppliers		—		—		—		—		—		—		—		—		—
Total(2)		20,220		424		809		761		845		892		1,112		882		14,495
Banco Central
Multilateral organizations		938		—		—		—		—		—		—		—		938
Bilateral creditors		—		—		—		—		—		—		—		—		—
Commercial banks(1)		—		—		—		—		—		—		—		—		—
Banco Central bills		115		104		11		—		—		—		—		—		—
Suppliers		—		—		—		—		—		—		—		—		—
Total(2)		1,053		104		11		—		—		—		—		—		938
Non-Financial Public Enterprises
Multilateral organizations		753		47		37		37		59		58		54		54		406
Bilateral creditors		77		13		13		13		13		13		6		3		—
Commercial banks		12		12		—		—		—		—		—		—		—
Suppliers		240		240		—		—		—		—		—		—		—
Total(2)		1,082		313		51		51		72		72		60		57		406

Total(2)	US$	22,354	US$	841	US$	871	US$	811	US$	918	US$	963	US$	1,173	US$	940	US$	15,838

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding total public sector external debt service for the periods indicated.

Total Public Sector External Debt Service (1)

(in millions of US$, except percentages)

	2018(2)		2019(2)		2020(2)		2021(2)		2022(2)
Interest payments	US$	971	US$	945	US$	924	US$	950	US$	945
Amortization		1,226		2,298		2,309		1,479		3,337
Total(3)	US$	2,197	US$	3,243	US$	3,233	US$	2,428	US$	4,282

Total debt service/exports of goods and services		12.7%		18.8%		23.5%		12.5%		18.9%

(1)	Excludes interest on non-resident banking deposits.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Total Public Sector Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2022.

Government Debt Securities Governed by Uruguayan Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)(2)(3)
Matured, unredeemed bonds(4)	Various	Various	2.6
CPI-linked Treasury Notes	Various	Various 2020/2030	5,785.0
Nominal-wage (UP/UR) Treasury Notes	Various	Various 2025/2044	5,801.5
Nominal Peso Treasury Notes	7.5%	08/18/25	252.2

(1)	Valued at December 31, 2022.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.
(4)	Corresponds to amounts outstanding under certain bonds in certificated form that matured in 2018, 2019, 2020, 2021 and 2022, which had not been redeemed by their holders as of December 31, 2022.

Source: Banco Central.

Government Debt Securities Governed By Foreign Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
USD Global Bond 2024	4.5%	08/14/24	626.96
USD Global Bond 2025	6.9%	09/28/25	175.37
USD Global Bond 2027	7.9%	07/15/27	22.04
USD Global Bond 2027	4.4%	10/27/27	1,425.61
USD Global Bond 2031	4.4%	01/23/31	2,074.47
USD Global Bond 2033	Max 7.875%; from 3.875% +1% per annum until 2007	01/15/33	840.60
USD Global Bond SSLB 2034	5.75%	10/28/34	1,499.98
USD Global Bond 2036	7.6%	03/21/36	1,056.64
USD Global Bond 2045	4.1%	11/20/45	731.36
USD Global Bond 2050	5.1%	06/18/50	3,947.00
USD Global Bond 2055	5.0%	04/20/55	2,587.58
JPY Global Bond 2024	0.52%	12/09/24	284.24
JPY Global Bond 2026	0.67%	12/09/26	3.06
JPY Global Bond 2028	0.84%	12/09/28	4.58
JPY Global Bond 2031	1.0%	12/09/31	3.06
JPY Global Bond 2036	1.32%	12/09/36	87.11
Nominal Peso Global Bond 2028	8.5%	03/15/28	788.68
Nominal Peso Global Bond 2031	8.25%	05/21/31	1,281.03
CPI-linked Global Bond 2027	4.3%	09/14/27	845.16
CPI-linked Global Bond 2028	4.4%	12/15/28	1,986.29
CPI-linked Global Bond 2030	4.0%	07/10/30	1,129.59
CPI-linked Global Bond 2037	3.7%	06/26/37	990.41
CPI-linked Global Bond 2040	3.9%	07/02/40	2,055.35

(1)	Valued at December 31, 2022.

Source: Banco Central.

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

Central Government Debt Securities in Circulation

(in millions of US$)

As of December 31,	Total(1)	Foreign Currency Securities(2)	Local Currency Securities(2)
2018	26,626	13,316	13,310
2019	27,110	14,233	12,877
2020	28,947	14,471	14,476
2021	31,212	14,888	16,324
2022	36,287	15,372	20,915

(1)	Totals may differ due to rounding.
(2)	Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public sector debt.

Amortization of Total Gross Public Sector Debt

(in millions of US$)

	Outstanding as of December 31, 2022(1)		2023		2024		2025		2026		2027		2028		2029		2030 to Final Maturity
Gross public sector external debt		22,354		841		871		811		918		963		1,173		940		15,838
Gross public sector domestic debt		25,342		7,587		1,922		2,080		1,230		1,591		1,067		490		9,375
Total(2)	US$	47,696	US$	8,428	US$	2,792	US$	2,891	US$	2,147	US$	2,555	US$	2,239	US$	1,430	US$	25,214

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Debt Service, Debt Restructuring and Liability Management Operations

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen-denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In April 2018, Uruguay completed a series of liability management transactions, including the issuance of US$1.75 billion 4.975% bonds due 2055. US$0.25 billion of the cash proceeds from the offers were used to redeem bonds maturing in 2024 and US$1.5 billion were applied to general government purposes.

In January 2019, Uruguay completed a series of liability management transactions, including the issuance of US$1.25 billion 4.375% bonds due 2031. US$0.4 billion of the cash proceeds from the offers were used to redeem bonds maturing in 2024 and 2027, while US$0.85 billion were applied to general government purposes.

In September 2019, Uruguay completed a series of liability management transactions, including the reopening of its 4.375% bonds due 2031 for US$217 million and of its 4.975% bonds due 2055 for US$838 million. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2022, 2024 and 2027.

In June 2020, Uruguay completed a series of global placements in connection with liability management transactions, including the issuance of Ps.68.5 billion (approximately US$1.6 billion) 3.875% CPI-linked Bonds due 2040, payable in U.S. dollars, and of US$400 million 4.375% bonds due 2031. US$500 million of the cash proceeds from the offers were used to redeem CPI-linked Bonds maturing in 2027 and 2028.

In May 2021, Uruguay completed a series of global placements in connection with liability management transactions, including the issuance of Ps.51.3 billion (approximately US$1.2 billion) 8.250% bonds due 2031 and of US$574 million 2.450% bonds due 2031. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2022, both in Pesos and U.S. dollars.

In October 2022, Uruguay completed a series of global placements in connection with liability managements transactions, including the issuance of US$1.5 billion 5.750% Sustainability-linked Bond due 2034. The cash proceeds from the offers were used for general purposes of the government, including investments to accomplish environmental goals and the repurchasing or retiring of debt. For further information on the bonds’ characteristics see “Environmental, Social and Governance Matters—Sustainable Finance.”

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Payment Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 50 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Sector Debt

(in millions of US$)

	Amount outstanding as of December 31, 2022	Of which:			Gross Public Sector Debt as of December 31, 2022
		Domestic (with residents)	Domestic (intra-public sector)	External (with non-residents)
Direct debt of the central government	40,720	17,270	3,231	20,220	37,490
of which:
Direct loans	4,433	—	—	4,433	4,433
Treasury bonds and eurobonds	36,287	17,270	3,231	15,787	33,057

Other public sector debt	11,058	8,072	852	2,135	10,206
of which:
Guaranteed Debt	1,780	—	—	1,780	1,780
Banco Central bills	6,877	5,910	852	115	6,025
Other external debt	240	—	—	240	240
Other domestic debt	2,161	2,161	—	—	2,161

Total(1)	51,778	25,342	4,082	22,354	47,696

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans(1)

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2022
Interamerican Development Bank	5.2	12/22/2003	12/15/2028	18.64
Interamerican Development Bank	3.8	11/17/2004	11/17/2024	3.23
Interamerican Development Bank	5.5	12/08/2005	12/08/2030	0.98
Interamerican Development Bank	3.9	12/28/2006	12/15/2031	67.08
Interamerican Development Bank	3.0	12/30/2008	12/15/2033	42.01
Interamerican Development Bank	3.0	02/10/2009	02/10/2034	1.16
Interamerican Development Bank	3.1	03/31/2009	03/31/2034	1.54
Interamerican Development Bank	5.5	05/11/2009	05/11/2029	123.50
Interamerican Development Bank	3.1	02/09/2010	02/09/2035	3.43
Interamerican Development Bank	3.0	04/22/2010	04/22/2030	1.83
Interamerican Development Bank	3.0	12/08/2010	08/15/2035	9.42
Interamerican Development Bank	3.0	02/09/2011	08/15/2035	13.82
Interamerican Development Bank	3.1	12/13/2011	12/13/2036	30.48
Interamerican Development Bank	3.1	12/13/2011	12/13/2036	14.09
Interamerican Development Bank	1.2	10/25/2012	10/25/2037	3.73
Interamerican Development Bank	1.2	11/20/2012	08/15/2037	1.84
Interamerican Development Bank	1.2	12/27/2012	12/27/2037	6.00
Interamerican Development Bank	1.2	11/11/2013	11/11/2038	4.38
Interamerican Development Bank	1.2	02/14/2014	08/15/2038	3.86

Interamerican Development Bank	1.2	02/14/2014	10/15/2038	3.88
Interamerican Development Bank	1.2	04/30/2014	04/15/2039	7.64
Interamerican Development Bank	1.2	09/24/2014	04/15/2039	4.50
Interamerican Development Bank	1.2	02/13/2015	10/15/2038	0.03
Interamerican Development Bank	1.2	02/13/2015	10/15/2038	17.78
Interamerican Development Bank	1.2	02/13/2015	02/13/2040	9.01
Interamerican Development Bank	0.7	03/27/2015	03/27/2035	203.28
Interamerican Development Bank	14.0	09/22/2015	08/15/2025	14.71
Interamerican Development Bank	14.0	09/22/2015	08/15/2025	14.38
Interamerican Development Bank	1.2	02/26/2016	10/15/2040	2.73
Interamerican Development Bank	0.7	04/07/2016	04/07/2036	205.75
Interamerican Development Bank	1.2	09/15/2016	05/15/2041	2.75
Interamerican Development Bank	1.2	09/01/2016	06/15/2041	13.95
Interamerican Development Bank	15.4	09/22/2016	08/15/2033	24.57
Interamerican Development Bank	1.2	01/12/2017	08/15/2041	2.91
Interamerican Development Bank	1.2	02/02/2017	08/15/2041	16.20
Interamerican Development Bank	1.2	01/12/2017	08/15/2041	2.82
Interamerican Development Bank	0.9	01/12/2017	10/15/2041	48.03
Interamerican Development Bank	14.6	03/02/2017	08/15/2036	49.32
Interamerican Development Bank	14.6	03/02/2017	02/15/2037	60.36
Interamerican Development Bank	8.5	04/10/2017	10/15/2038	45.81
Interamerican Development Bank	13.9	04/10/2017	08/15/2033	14.07
Interamerican Development Bank	13.9	04/10/2017	08/15/2033	4.41
Interamerican Development Bank	8.6	04/10/2017	08/15/2036	14.54
Interamerican Development Bank	13.9	04/10/2017	12/12/2033	4.99
Interamerican Development Bank	1.2	04/19/2017	02/15/2042	2.29
Interamerican Development Bank	1.2	07/06/2017	02/15/2042	30.46
Interamerican Development Bank	1.2	11/30/2017	08/15/2042	15.99
Interamerican Development Bank	1.2	11/30/2017	08/15/2042	1.16
Interamerican Development Bank	1.2	12/08/2017	08/15/2042	6.26
Interamerican Development Bank	0.4	11/28/2018	11/28/2038	263.81
Interamerican Development Bank	0.8	12/13/2018	02/15/2032	116.38
Interamerican Development Bank	0.7	12/13/2018	11/15/2034	91.76
Interamerican Development Bank	1.2	01/23/2019	08/15/2042	3.27
Interamerican Development Bank	1.2	01/31/2019	08/15/2043	3.69
Interamerican Development Bank	1.2	01/31/2019	08/15/2043	6.13
Interamerican Development Bank	1.2	05/03/2019	02/15/2044	5.77
Interamerican Development Bank	1.2	05/22/2019	02/15/2044	22.24
Interamerican Development Bank	1.2	07/03/2019	02/15/2044	12.56
Interamerican Development Bank	1.2	09/04/2019	08/15/2044	1.60
Interamerican Development Bank	1.2	10/09/2019	08/15/2044	4.05
Interamerican Development Bank	1.2	11/11/2019	08/15/2044	12.80
Interamerican Development Bank	1.2	11/11/2019	08/15/2044	2.80

Interamerican Development Bank	1.2	11/11/2019	08/15/2044	7.80
Interamerican Development Bank	3.9	02/21/2020	08/15/2039	40.16
Interamerican Development Bank	0.4	04/08/2020	08/15/2040	261.88
Interamerican Development Bank	3.9	07/10/2020	08/15/2039	3.87
Interamerican Development Bank	3.9	07/10/2020	10/15/2037	41.27
Interamerican Development Bank	3.9	07/10/2020	10/15/2035	25.75
Interamerican Development Bank	3.9	07/10/2020	10/15/2037	41.27
Interamerican Development Bank	3.9	07/10/2020	08/15/2039	5.17
Interamerican Development Bank	3.9	07/10/2020	08/15/2039	3.87
Interamerican Development Bank	3.9	07/10/2020	08/15/2040	20.96
Interamerican Development Bank	3.9	07/10/2020	02/15/2041	6.19
Interamerican Development Bank	3.9	07/10/2020	08/15/2041	14.83
Interamerican Development Bank	3.9	07/10/2020	08/15/2041	18.07
Interamerican Development Bank	3.9	07/10/2020	08/15/2041	24.17
Interamerican Development Bank	3.9	07/10/2020	08/15/2043	5.42
Interamerican Development Bank	3.9	07/10/2020	08/15/2044	21.93
Interamerican Development Bank	1.2	01/15/2021	08/15/2045	125.00
Interamerican Development Bank	1.2	07/14/2021	02/15/2046	0.67
Interamerican Development Bank	1.2	08/02/2021	02/15/2046	2.70
Interamerican Development Bank	1.2	09/15/2021	08/15/2041	350.00
Interamerican Development Bank	1.2	10/01/2021	08/15/2046	1.28
Interamerican Development Bank	1.2	12/03/2021	02/15/2046	3.95
Interamerican Development Bank	1.2	01/28/2022	01/28/2047	1.03
Interamerican Development Bank	9.5	11/16/2022	08/15/2036	6.54
Interamerican Development Bank	9.5	11/16/2022	02/15/2037	2.93
International Bank for Reconstruction and Development	0.8	02/12/2009	02/15/2029	400.00
International Bank for Reconstruction and Development	7.9	02/01/2011	02/15/2031	42.91
International Bank for Reconstruction and Development	1.2	02/01/2011	02/15/2031	60.00
International Bank for Reconstruction and Development	1.2	02/24/2012	02/15/2032	49.00
International Bank for Reconstruction and Development	1.2	05/07/2012	02/15/2032	8.68
International Bank for Reconstruction and Development	1.1	01/02/2013	08/15/2032	130.00
International Bank for Reconstruction and Development	1.2	01/04/2013	02/15/2033	40.00
International Bank for Reconstruction and Development	1.2	04/16/2013	02/15/2033	64.45
International Bank for Reconstruction and Development	1.0	03/22/2017	08/15/2026	31.79
International Bank for Reconstruction and Development	1.2	09/04/2017	08/15/2034	66.24
International Bank for Reconstruction and Development	1.2	11/07/2017	08/15/2034	9.46
International Bank for Reconstruction and Development	1.2	05/08/2018	02/15/2035	14.33
International Bank for Reconstruction and Development	10.2	05/10/2018	02/15/2032	22.64
International Bank for Reconstruction and Development	1.0	08/05/2020	02/12/2031	20.00
International Bank for Reconstruction and Development	1.0	01/15/2021	02/15/2032	400.00
International Bank for Reconstruction and Development	1.1	03/23/2022	08/15/2035	7.10
International Bank for Reconstruction and Development	0.7	10/31/2022	02/15/2036	4.00
Corporación Andina de Fomento	2.1	09/15/2016	09/15/2028	163.64

Corporación Andina de Fomento	6.0	05/04/2020	05/04/2032	45.24
Cassa Depositi e Prestiti	0.1	09/09/2005	09/09/2043	14.98
Cassa Depositi e Prestiti	0.1	12/02/2005	02/20/2047	13.36
Bank of China	0.0	09/04/2006	12/31/2026	1.13
Fondo Internacional de Desarrollo Agricola	3.4	07/23/2014	05/16/2033	1.82
Instituto Crédito Oficial del Reino de España	1.3	05/12/1993	06/23/2023	0.82
Instituto Crédito Oficial del Reino de España	1.3	04/20/1993	04/20/2023	0.07
Instituto Crédito Oficial del Reino de España	1.3	07/01/1994	07/12/2024	1.22
Instituto Crédito Oficial del Reino de España	1.3	07/01/1994	08/01/2024	0.69
Instituto Crédito Oficial del Reino de España	1.3	07/01/1994	08/03/2024	0.24
Kreditanstalt Fur Wieteraufbau	2.0	11/23/1993	12/30/2023	0.26
Natexis	2.0	08/28/1989	03/31/2023	0.01
Scotiabank Canadá	6.7	02/16/2016	08/15/2023	9.43

Total Direct Loans(2)				4,432.74

(1)	Direct loans refer to external loans where the contractual debtor is the Central Government.
(2)	Totals may differ due to rounding.

Table 3: Government Debt Securities

(in millions of US$)

					Of Which:

Security:	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2022	Domestic Debt (with residents)	Domestic Debt (with public sector)	External Debt (non- residents)

Nominal-wage (UR/UP) Bond	Various	Various	Various	5,801.5	5,096.6	704.9	—
Nominal Peso Treasury Notes	7.5%	08/18/21	08/18/25	252.2	216.3	23.8	12.1
CPI-linked Treasury Notes	Various	Various	Various	5,785.0	4,774.3	1,010.5	0.2
Nominal Peso Treasury Notes	Various	Various	Various	2.6	—	—	2.6
JPY Bono Global 2024	0.52%	12/09/2021	12/9/2024	284.2	—	—	284.2
JPY Bono Global 2026	0.67%	12/09/2021	12/9/2026	3.1	—	—	3.1
JPY Bono Global 2028	0.84%	12/09/2021	12/9/2028	4.6	—	—	4.6
JPY Bono Global 2031	1.0%	12/09/2021	12/9/2031	3.1	—	—	3.1
JPY Bono Global 2036	1.32%	12/09/2021	12/9/2036	87.1	—	—	87.1
USD Bono Global 2024	4.5%	08/06/2013	08/14/2024	627.0	297.5	27.3	302.2
USD Global Bond 2025	6.9%	09/28/2009	09/28/2025	175.4	114.2	24.9	36.3
USD Global Bond 2027	7.9%	07/15/2027	07/15/2027	22.0	0.1	—	21.9
USD Global Bond 2027	4.5%	10/19/2015	10/27/2027	1,425.6	411.0	58.5	956.2
USD Global Bond 2031	4.4%	01/23/2019	01/23/2031	2,074.5	391.3	122.6	1,560.5
USD Global Bond 2033	Maximum 7.875%; starting from 3.875%+1% annual until 2007	05/29/2003	01/15/2033	840.6	58.6	72.6	709.5
USD Global Bond 2034	5.9%	10/28/2022	10/28/2034	1,500.0	120.2	60.2	1,319.5
USD Global Bond 2036	7.6%	03/21/2006	03/21/2036	1,056.6	100.6	17.4	938.6
USD Global Bond 2045	4.1%	11/20/2012	11/20/2045	731.4	158.3	0.5	572.5
USD Global Bond 2050	5.1%	06/18/2014	06/18/2050	3,947.0	413.1	15.9	3,518.0
USD Global Bond 2055	5.0%	04/20/2018	04/20/2055	2,587.6	54.1	—	2,533.4
CPI-linked Global Bond 2027	4.3%	04/03/2007	09/15/2027	845.2	518.0	224.4	102.7
CPI-linked Global Bond 2028	4.4%	12/15/2011	12/15/2028	1,986.3	1,295.6	388.4	302.2
CPI-linked Global Bond 2030	4.0%	07/10/2008	07/10/1930	1,129.6	1,061.3	57.7	10.6
CPI-linked Global Bond 2037	3.7%	06/26/2007	06/26/2037	990.4	789.5	77.0	124.0
CPI-linked Global Bond 2040	3.9%	07/02/2020	07/02/2040	2,055.3	995.5	238.8	821.0
Nominal Peso Global Bond 2028	8.6%	09/15/2017	03/15/2028	788.7	190.1	30.2	568.3
Nominal Peso Global Bond 2031	8.25%	05/21/2021	05/21/2031	1,281.0	213.5	75.1	992.4

Total Bonds(1)(2)				36,287	17,270	3,231	15,787

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2022.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Table 4: Bills(1)

(in millions of US$)

				Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of December 31, 2022	Domestic Debt (with residents)	Domestic Debt (with public sector)	External Debt (with non-residents)
Banco Central bills	Various	Various	Various	6,877	5,910	852	115
Total Bills(2)	Various	Various	Various	6,877	5,910	852	115

(1)	Face value.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Table 5: Central Government Guaranteed Debt

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2022
Natexis Banques Populaires	2.00	06/14/1991	03/31/2027	0.57
International Bank for Reconstruction and Development	1.09	03/07/2013	02/15/2035	30.21
Interamerican Development Bank	2.14	03/09/2009	03/09/2034	22.88
Interamerican Development Bank	2.14	04/17/2009	04/17/2034	21.09
Interamerican Development Bank	2.31	11/22/2011	11/22/2036	13.33
Interamerican Development Bank	1.21	12/10/2012	12/10/2037	6.14
Interamerican Development Bank	1.21	12/10/2012	12/10/2037	20.44
Interamerican Development Bank	1.21	02/13/2015	01/15/2040	21.03
Interamerican Development Bank	1.21	02/13/2015	02/13/2040	36.04
Interamerican Development Bank	13.33	07/28/2015	09/15/2037	138.77
Corporación Andina de Fomento	6.99	12/22/2008	12/22/2023	12.86
Corporación Andina de Fomento	8.24	12/17/2012	12/17/2027	22.12
Corporación Andina de Fomento	6.49	06/20/2016	06/20/2026	4.30
Corporación Andina de Fomento	6.69	06/09/2017	06/11/2035	26.79
Corporación Andina de Fomento	5.31	06/22/2021	06/22/2039	240.00
Corporación Andina de Fomento	2.82	10/31/2022	06/22/2039	64.40
Fonplata	7.78	11/17/2015	11/17/2030	22.36
Fonplata	7.13	03/14/2019	03/14/2034	50.00
Kreditanstalt Fur Wieteraufbau	3.60	03/14/2013	12/30/2027	35.00
Kreditanstalt Fur Wieteraufbau	2.18	08/07/2014	07/02/2029	41.73
International Monetary Fund	2.92	11/18/1986	12/31/2053	937.74
External Comercial Banks				11.89

Total Guaranteed Debt				1,779.68

Table 6: Other External Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2022
Commercial Creditors	US$	240
Banco Central: Other External Debt		0

Total Other External Debt	US$	240

Source: Banco Central.

Table 7: Other Domestic Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2022
Deposits Net of Credits	US$	1,328

Non-financial Public Sector	US$	605
Credits		605
Banco Central		723
Credits		375
Deposits		348
Other Debt	US$	834

Total Other Domestic Debt(1)	US$	2,161

(1)	Totals may differ due to rounding.

Source: Banco Central.